Form 20-F
period 2003-12-31
MEXICAN RAILWAY TRANSPORTATION GROUP; TFM SA DE CV
filed 2004-06-30
CIK 1055291, 1055294

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM        TO

                         COMMISSION FILE NUMBER 333-8322

                               -------------------

                                TFM, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. (Exact name of Registrant as specified in its charter)

                      MEXICAN RAILWAY TRANSPORTATION GROUP
                 (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)
                      Av. Periferico Sur No. 4829, 4to Piso
                            Col. Parques del Pedregal
                               14010 Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

                               ------------------

              Securities registered or to be registered pursuant to
Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
       None.                                      Not applicable.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                TFM AND GRUPO TFM
                          10.25% Senior Notes due 2007
                   11.75% Senior Discount Debentures due 2009
                   Guarantees of 10.25% Senior Notes due 2007
            Guarantees of 11.75% Senior Discount Debentures due 2009
                                       TFM
                          12.50% Senior Notes due 2012

      The number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 2003 was:

TFM, S.A. de C.V.                                       Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
-----------------                                       -------------------------------------------------------
359,975,150        Class I Series A Shares              3,868,401               Series A Shares

204,691,752        Class II Series A Shares             3,716,699               Series B Shares

141,166,725        Class III Series A Shares            2,478,470               Series L, Sub-Series L-2 Shares

345,858,478        Class I Series B Shares

196,664,624        Class II Series B Shares

135,630,776        Class III Series B Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
                                                           PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................     3
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE........................................................     3
ITEM 3.        KEY INFORMATION................................................................................     3
ITEM 4.        INFORMATION ON THE COMPANY.....................................................................    19
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................    46
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................    63
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................    70
ITEM 8.        FINANCIAL INFORMATION..........................................................................    75
ITEM 9.        THE OFFER AND LISTING..........................................................................    79
ITEM 10.       ADDITIONAL INFORMATION.........................................................................    80
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................    92
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................    93

                                                           PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................    93
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................    93
ITEM 15.       CONTROLS AND PROCEDURES........................................................................    93
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT...............................................................    93
ITEM 16B.      CODE OF ETHICS.................................................................................    94
ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................    94
ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.....................................    94
ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.........................    94

                                                          PART III

ITEM 17.       FINANCIAL STATEMENTS...........................................................................    95
ITEM 18.       FINANCIAL STATEMENTS...........................................................................    95
ITEM 19.       EXHIBITS.......................................................................................    96

      In this annual report, references to "$" or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

      This report constitutes the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 for each of TFM, S.A. de C.V. ("we," "us," "our" or "TFM") and Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM" and, as the context requires, together with TFM, "we," "us" or "our"). Grupo TFM owns all of the unrestricted voting shares of TFM, which represent 80.0% of the capital stock of TFM. Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Except where otherwise indicated, the disclosure presented in this report applies to both TFM and Grupo TFM.

                           FORWARD-LOOKING STATEMENTS

      This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

      -     our recent history of net losses;

      - our ability to generate sufficient cash from operations to meet our obligations;

      - the outcome of the arbitration and litigation between Grupo TMM, S.A. and Kansas City Southern relating to the acquisition agreement entered into between them dated April 20, 2003;

      -     our high degree of leverage;

      - the impact of competition, including competition from other rail carriers, trucking companies and the shipping industry in the United Mexican States ("Mexico") and the United States ("U.S.");

      -     our potential need for and ability to obtain additional financing;

      - our ability to successfully implement our business strategy, including our strategy to convert customers from using trucking services to rail transportation services;

      -     Mexican, U.S. and global economic, political and social conditions;

      - the effects of the North American Free Trade Agreement ("NAFTA") on the level of trade among Mexico, the U.S. and Canada;

      - the Mexican government's right to require Grupo TFM to purchase the Mexican government's 20% interest in TFM;

      - the timing of our receipt of the recent value added tax ("VAT") award, the amount of such award and the form of such award;

      - the effects of our employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability;

      -     changes in legal or regulatory requirements in Mexico or the U.S.;

      -     fluctuations in the Peso - Dollar exchange rate;

      - economic uncertainty following the terrorist attacks in the U.S. in 2001 and the continuation of armed hostilities including, among others, those in Iraq; and

      -     other factors described in this report.

                           CERTAIN RECENT DEVELOPMENTS

DISPUTE BETWEEN GRUPO TMM, S.A. ("GRUPO TMM") AND KANSAS CITY SOUTHERN ("KCS")

      On April 20, 2003, Grupo TMM and KCS, which are the principal shareholders of Grupo TFM, entered into an acquisition agreement (the "Acquisition Agreement"), under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement. KCS has disputed Grupo TMM's right to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. On March 19, 2004, an arbitration panel which was chosen in accordance with the terms of the Acquisition Agreement issued an Interim Award in which it concluded that the rejection of the Acquisition Agreement by Grupo TMM's shareholders in their vote on August 18, 2003 did not authorize Grupo TMM's termination of the Acquisition Agreement. Accordingly, the Acquisition Agreement remains in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching its conclusion, the arbitration panel specifically declined to rule on the issue of whether approval by Grupo TMM's shareholders is a "condition" under the Acquisition Agreement. On April 4, 2004, the arbitration panel issued an order, which was stipulated to by KCS and Grupo TMM, providing that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "each party reserves the right to request a scheduling order for a further hearing at any time." In a stipulation signed by Grupo TMM and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement. See
Item 3D, "Risk Factors -- Our strategic partners, Grupo TMM and KCS, are involved in a dispute and we are involved in other legal proceedings with KCS" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

VAT AWARD

      On January 19, 2004, the Mexican Treasury delivered to TFM a Special VAT Certificate in the historical claim amount of approximately Ps. 2.1 billion, or approximately $195 million (based on the applicable exchange rate as of that date). The historical claim amount does not include additional amounts which TFM is seeking to account for the effects of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service issued a provisional attachment on the Special VAT Certificate, stating that the documents that support the acquisition of assets according to the privatization, do not comply with applicable tax requirements. TFM subsequently presented a complaint before the upper chamber of the Federal Tribunal of Fiscal and Administrative Justice. TFM has not yet received an official decision concerning this complaint, but is aware that the Fiscal Court voted against TFM's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. TFM intends to present to the Magistrates Federal Court, which is the highest authority on legal matters in Mexico, all proper petitions and motions in support of its rights consistent with rulings issued by the Magistrates Federal Court in the past years. See Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- VAT Award."

MEXICAN GOVERNMENT'S PUT ON ITS EQUITY INTEREST IN TFM

      Grupo TFM requested that a federal court review the Ministry of Transportation's communications with respect to the Mexican government's put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering Grupo TFM, the Ministry of Transportation and the Treasury to maintain the status quo pending judicial resolution of the dispute. Additionally, Grupo TFM requested and obtained an injunction which prevents the Mexican government from exercising its put option. The Mexican government's ability to exercise its put option has been suspended until legal proceedings related to these matters are resolved. See Item 3D, "Risk Factors -- The Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase the Mexican government's 20% interest in TFM" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Mexican Government's Put on its Equity Interest in TFM."

AMENDMENT TO TFM'S TERM LOAN FACILITY AND REFINANCING OF TFM'S COMMERCIAL PAPER PROGRAM

      On June 24, 2004, in order to refinance its commercial paper program, TFM entered into an amendment to its term loan facility which was established on September 17, 2002. The amendment increased the amount of the term loan facility to $186.4 million, the proceeds of which will be used to repay amounts outstanding under TFM's commercial paper program. Under the amended term loan facility, Dollar-denominated commitments bear interest at a floating rate based on an adjusted Eurodollar rate plus an applicable Eurodollar margin. Certain lenders may elect to extend Peso-denominated commitments which bear interest at a floating rate based on the Tasa de Interes Interbancana de Equilibrio published by Banco de Mexico plus an applicable Peso margin. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

      Amounts outstanding under the amended term loan facility are payable in semi-annual installments beginning in September 2004 and ending in September 2006. Certain lenders may elect to make their respective portion of the loan payable in semi-annual installments beginning in September 2004 and ending in September 2005. TFM may voluntarily prepay the loan under the amended term loan facility without penalty provided it gives five business days' notice, subject to a minimum payment threshold. TFM is required to prepay the loan using excess cash flow or if it receives certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Purchase-Sale Agreements dated January 31, 1997 and June 9, 1997.

      The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on asset sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following tables present selected historical financial data of TFM and Grupo TFM for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We derived the selected financial data below for the years ended December 31, 2001, 2002 and 2003 from the combined and consolidated audited financial statements of TFM ("TFM's financial statements") and the combined and consolidated audited financial statements of Grupo TFM ("Grupo TFM's financial statements", together with TFM's financial statements, "our financial statements") on which PricewaterhouseCoopers, S.C., independent accountants, have reported included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 1999 and 2000 from combined and consolidated information which is not included in this report and which was prepared to be consistent with the combined and consolidated audited financial statements of TFM and Grupo TFM for the years ended December 31, 2001, 2002 and 2003. The selected audited financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects," and our financial statements and notes thereto included elsewhere in this report.

      Our financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain material respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Effective May 2002, IFRS is the new term for the entire body of accounting standards issued by the International Accounting Standards Board (the "IASB"), replacing the earlier term, International Accounting Standards ("IAS"). Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix "IAS". See Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Accounting Considerations." See also Note 12 to our financial statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to TFM and Grupo TFM and a reconciliation to U.S. GAAP of net income and stockholders' equity.

TFM

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
             AMOUNTS UNDER IFRS                        1999        2000         2001        2002         2003
             ------------------                        ----        ----         ----        ----         ----
                                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Transportation revenues........................   $ 574,567   $ 695,425    $ 720,627    $712,140     $698,528
  Operating expenses.............................     449,219     530,569      570,500     557,671      565,371
  Other (income) expenses........................       3,781      22,889      (34,257)     19,614       35,601
  Operating income...............................     121,567     141,967      184,384     134,855       97,556
  Interest expense...............................     106,538     109,736       87,009     101,722      112,641
  Interest income................................       4,026       2,234        4,510       4,974        1,509
  Exchange loss -- net...........................         (43)     (1,435)       2,819     (17,508)     (13,744)
  (Loss) income before benefit for deferred
   income taxes..................................      19,012      33,030      104,704      20,599      (27,320)
  Net income (loss) for the period...............   $  61,305   $  50,814     $102,154   ($ 11,350)   ($ 61,044)
                                                    =========   =========     ========   =========    =========
  Operating income per share.....................      0.0906      0.1191       0.1085      0.1116       0.0705
  Net income (loss) for the period per share(1)..   $  0.0443   $  0.0367     $ 0.0738   ($ 0.0082)   ($ 0.4411)
                                                    =========   =========     ========   =========    =========

                                                                                       YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
        AMOUNTS UNDER IFRS                                    1999           2000            2001           2002            2003
        ------------------                                    ----           ----            ----           ----            ----
                                                                      (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
   Depreciation and amortization......................  $     73,235    $     76,626   $     78,345    $     81,401   $     85,403
   Capital expenditures...............................        55,967          66,918         85,245          89,355         73,121
   Net cash provided by (used in)
     Operating activities.............................        92,420         176,701        120,052         125,250         99,664
     Investing activities.............................       (22,671)        (59,765)       (83,233)       (295,288)       (70,731)
     Financing activities.............................       (64,851)        (99,427)       (29,383)        159,681        (55,585)
BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets.......................................  $  2,762,152    $  2,790,734   $  2,944,395    $  2,806,892   $  2,728,149
   Total debt and capital lease obligations(2)........       844,876         802,170        826,364         988,983        939,899
   Total liabilities..................................       935,157         912,925        964,432       1,158,460      1,141,143
   Common stock, 1,383,987,505 shares, without par
     value, authorized, issued and outstanding........     1,758,882       1,758,882      1,758,882       1,758,882      1,758,882
                                                        ------------    ------------   ------------    ------------   ------------
   Total stockholders' equity.........................  $  1,826,995    $  1,877,809   $  1,979,963    $  1,648,516   $  1,587,472
                                                        ------------    ------------   ------------    ------------   ------------
AMOUNTS UNDER U.S. GAAP

  Stockholders' equity (at end of period).............  $  1,758,116    $  1,811,679   $  1,903,599    $  1,740,714   $  1,774,875
  Net (loss) income for the period....................         5,302          53,563         91,919         136,655         34,161
                                                        ============    ============   ============    ============   ============
  Net (loss) income for the period per share(1).......  $     0.0038    $     0.0387   $     0.0664    $     0.0987   $     0.0247
                                                        ============    ============   ============    ============   ============

--------------------

(1) The weighted average number of shares outstanding for all periods was 1,383,987,500 for TFM. Basic and fully diluted shares were the same for all periods presented.

(2)   Includes short- and long-term debt.

GRUPO TFM

                                                                                   YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------------------
               AMOUNTS UNDER IFRS                             1999           2000            2001           2002            2003
               ------------------                             ----           ----            ----           ----            ----
                                                                       (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
   Transportation revenues............................   $    574,567    $    695,425   $    720,627    $    712,140   $    698,528
   Operating expenses.................................        450,370         531,720        571,651         558,822        566,522
   Other (income) expenses............................          2,448          21,574        (35,572)         19,255         35,382
   Operating income...................................        121,749         142,131        184,548         134,063         96,624
   Interest expense...................................        106,538         109,739         87,009         101,722        112,641
   Interest income....................................          4,026           2,238          4,510           4,974          1,509
   Exchange loss -- net...............................            (75)         (1,424)         2,783         (17,411)        13,695
   (Loss) income before benefit for deferred                                                                                (28,203)
    taxes and minority interest.......................         19,162          33,206        104,832          19,904
   (Loss) income before minority interest.............         59,597          51,474        102,180         (10,329)       (61,093)
   Net (loss) income for the period...................   $     47,335    $     41,311   $     81,749    $     (7,988)  $    (48,939)
                                                         ============    ============   ============    ============   ============
   Operating income per share.........................        12.3412         16.2671        14.8035         17.0144        12.7386
   Net (loss) income for the period per share(1).        $     4.7036    $     4.1050   $     8.1233    $    (0.8865)  $    (6.4520)
                                                         ============    ============   ============    ============   ============
OTHER FINANCIAL DATA:
   Depreciation and amortization......................   $     74,386    $     77,777   $     79,496    $     82,552   $     86,554
   Capital expenditures...............................         55,967          66,918         85,245          89,355         73,121
   Net cash provided by (used in)
     Operating activities.............................         92,436         176,707        132,547         112,746         99,664
     Investing activities.............................        (22,671)        (59,765)       (83,233)       (295,288)       (70,731)
     Financing activities.............................        (64,851)        (99,427)       (29,383)        159,681        (55,585)

                                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------------
               AMOUNTS UNDER IFRS                             1999           2000            2001           2002            2003
               ------------------                             ----           ----            ----           ----            ----
                                                                       (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets.......................................   $  2,153,929    $  2,183,174   $  2,336,865    $  2,200,423   $  2,122,112
   Total debt and capital lease obligations(2)........        844,876         802,170        826,364         988,983        939,899
   Total liabilities..................................        935,157         912,930        964,441       1,158,460      1,141,232
   Common stock authorized, issued and
      outstanding(3)..................................        807,008         807,008        807,008         807,008        807,008
   Total stockholders' equity.........................   $    853,372    $    894,683   $    976,432    $    712,344   $    663,405
                                                         ------------    ------------   ------------    ------------   ------------
AMOUNTS UNDER U.S. GAAP

Stockholders' equity (at end of period)...............   $    798,268    $    841,780   $    915,341    $    785,872   $    813,186
Net (loss) income for the period......................          2,532          43,512         73,561         110,184         27,314
                                                         ============    ============   ============    ============   ============
Net (loss) income for the period per share(1).........   $     0.2516    $     4.3237   $     7.3096    $    12.2276   $     3.6010
                                                         ============    ============   ============    ============   ============

(1) The weighted average number of shares outstanding was 10,063,570 in 1999, 2000, and 2001, 9,011,069 in 2002 and 7,585,100 in 2003 for Grupo TFM.
      Basic and fully diluted shares were the same for all periods presented.

(2)   Includes short- and long-term debt.

(3) The number of shares, without par value, authorized, issued and outstanding was 10,063,570 in 1999, 2000 and 2001, 9,011,069 in 2002 and
      7,585,100 in 2003.

EXCHANGE RATES

      The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate for the purchase and sale of Dollars, expressed in Pesos per Dollar. On June 28, 2004, the noon buying rate was Ps.
11.42 per Dollar.

                                                                                   YEAR/MONTH-END         PERIOD
YEAR ENDED DECEMBER 31,                          HIGH                LOW              AVERAGE               END
-----------------------                          ----                ---              -------               ---
1999 ..................................         10.60                9.24               9.56                9.48
2000...................................         10.09                9.18               9.46                9.62
2001...................................          9.97                8.95               9.34                9.16
2002...................................         10.43                9.00               9.68               10.43
2003...................................         11.41               10.11              10.79               11.24
December 2003..........................         11.41               11.17              11.25               11.24
January 2004...........................         11.10               10.81              10.92               11.01
February 2004..........................         11.25               10.91              11.03               11.06
March 2004.............................         11.23               10.92              11.02               11.18
April 2004.............................         11.43               11.16              11.27               11.40
May 2004...............................         11.64               11.38              11.52               11.41

-----------------
Source:  Federal Reserve Bank of New York.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

WE HAVE EXPERIENCED RECENT LOSSES AND EXPECT TO EXPERIENCE LOSSES IN THE FUTURE.

      We experienced net losses of $11.4 million for the year ended December 31, 2002 and $61.0 million for the year ended December 31, 2003. The net losses were attributable to, among other things, the economic downturn in the U.S. and Mexico in 2002 and 2003, the devaluation of the Peso and weakness in the automotive industry. In addition, our results of operations were impacted by deferred income tax expenses in the amount of $32.0 million and $34.1 million for the year ended December 31, 2002 and 2003, respectively. We hope to reduce our net losses during the next several quarters and hope to achieve profitability to the extent that Mexico and the U.S. recover from the economic recession during 2004, the Peso-Dollar exchange rate becomes more favorable and fuel prices decrease. However, we cannot assure you that we will be able to achieve or, if achieved, sustain profitability in the future.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT SECURITIES AND TO OPERATE OUR BUSINESS.

      We have a substantial amount of debt and significant debt service obligations. As of December 31, 2003, TFM had total outstanding indebtedness of $940.0 million, consisting of senior unsecured indebtedness under TFM's 10.25% Senior Notes due 2007 (the "2007 senior notes") with a principal amount of $150.0 million outstanding and guaranteed by Grupo TFM, 11.75% Senior Discount Debentures due 2009 (the "2009 debentures") with a principal amount of $443.5 million outstanding and guaranteed by Grupo TFM, 12.50% Senior Notes due 2012 with a principal amount of $180.0 million outstanding (the "2012 senior notes" and, together with the 2007 senior notes and the 2009 debentures, the "securities"), obligations under capital leases and TFM's bank facilities (the "commercial paper program" and the "term loan facility"). TFM's stockholders' equity was $1,587.5 million as of December 31, 2003, resulting in a debt to equity ratio of 0.6. Grupo TFM's stockholders' equity was $663.4 million as of December 31, 2003, resulting in a debt to equity ratio of 1.4. As of December 31, 2003, there were $85.0 million outstanding under the commercial paper program and $109.7 million outstanding under the term loan facility. In addition, TFM may incur more debt, subject to the restrictions contained in the indentures governing the securities and TFM's term loan facility.

      Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements, including the following:

      - we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, or interest on our debt, which will reduce funds available for other purposes;

      - we may not be able to fund capital expenditures, working capital and other corporate requirements;

      - we may not be able to obtain additional financing, or to obtain it at acceptable rates;

      - our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;

      - we may be exposed to risks in exchange rate fluctuations, because any devaluation of the Peso would cause the cost of our Dollar-denominated debt to increase; and

      - we may be at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do.

      The commercial paper program terminates on September 17, 2004 (unless extended), so we must either repay, replace, refinance or extend the program at that time. We are currently negotiating a refinancing of our commercial paper program to extend the termination date to September 2006. However, we may be unable to refinance the commercial paper program or we may not have sufficient cash to repay our debt when it becomes due, which could result in a default under the respective indentures governing the securities as well as the agreements governing the commercial paper program.

      On June 24, 2004, TFM entered into an amendment to the term loan facility in order to refinance the commercial paper program. See "Certain Recent Developments -- Amendment to TFM's Term Loan Facility and Refinancing of TFM's Commercial Paper Program."

FAILURE TO COMPLY WITH RESTRICTIVE COVENANTS IN OUR EXISTING CONTRACTUAL ARRANGEMENTS COULD ACCELERATE OUR REPAYMENT OBLIGATIONS UNDER OUR DEBT.

      The indentures relating to the securities and the credit agreements relating to our bank facilities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. The credit agreements relating to our bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the securities, including certain financial covenants which require us to maintain specified financial ratios. Any breach of these covenants could result in a default under the indentures and the credit agreements. These covenants restrict or prohibit many actions, including our ability to:

      -     incur debt;

      -     create or suffer to exist liens;

      -     make prepayments of particular debt;

      -     pay dividends;

      -     make investments;

      -     engage in transactions with stockholders and affiliates;

      -     issue capital stock;

      -     sell certain assets; and

      - engage in mergers and consolidations or in sale-leaseback transactions.

      If we fail to comply with these restrictive covenants, our obligation to repay our securities or our other debt may be accelerated.

WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH TO SERVICE OR REFINANCE OUR DEBT.

      Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control.

      We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to pay our debt or to fund our other liquidity needs.

      If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, or attempting to refinance our debt at or prior to its maturity. Alternatively, in the absence of such refinancing, we may attempt to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or we may seek additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, beyond our control. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to meet our debt obligations. Our indentures and the credit agreements related to our new bank facilities limit our ability to take certain of these actions. Our failure to successfully undertake any of these actions, or significant increases in the Peso cost to service our Dollar-denominated debt, could materially and adversely affect our business or operations.

WE HAVE SOUGHT WAIVERS UNDER OUR CREDIT AGREEMENTS AND MAY REQUIRE ADDITIONAL WAIVERS IN THE FUTURE.

      We did not meet certain required maintenance covenants regarding financial ratios under our bank credit facilities for each of the three months ended September 30, 2003, December 31, 2003 and March 31, 2004. Accordingly, we sought and received waivers from the lenders under our bank credit facilities for such non-compliance. It is possible that we may require additional waivers under our bank credit facilities. If we require such waivers in the future, there can be no assurance that such waivers will be obtained. If such waivers are not obtained, we would be in default under our bank credit facilities and such default could result in acceleration of amounts due under the bank credit facilities and in cross-defaults under other obligations.

OUR BUSINESS IS VERY CAPITAL INTENSIVE AND REQUIRES US TO MAKE SIGNIFICANT ONGOING CAPITAL EXPENDITURES; FAILURE TO MAKE SUCH CAPITAL EXPENDITURES COULD RESULT IN THE REVOCATION OF OUR CONCESSION.

      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures, technology, acquisitions, leases and repair of equipment and maintenance of our rail system. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers. In addition, our railroad concession from the Mexican government requires us to make investments and undertake capital projects in accordance with a business plan approved by the Mexican government. We may defer capital expenditures with respect to our five-year business plan with the permission of the Secretaria de Comunicaciones y Transportes (the Mexican Ministry of Communications and Transportation of the Ministry of Transportation). However, the Ministry of Transportation might not grant this permission, and our failure to comply with our commitments in our business plan could result in the Mexican government revoking the concession.

      In 2001, 2002 and 2003, we made capital expenditures of $85.2 million, $89.4 million and $73.1 million, respectively, which represented 11.8%, 12.5% and 10.5% of our transportation revenues for each of those years, respectively. We made capital expenditures of $11.6 million, representing 6.9% of our transportation revenues, for the quarter ended March 31, 2004. We expect to make capital expenditures for the years ended 2004 and 2005 in an amount of up to $90.2 million and $109.2 million, respectively. These capital expenditures include the expenses we expect to incur for (i) the rehabilitation and improvement of our secondary rail lines, (ii) the construction of new intermodal terminals near the manufacturing plants of our automotive customers, (iii) the acquisition and improvement of track equipment, (iv) the modernization of our microwave network and (v) the overhaul of our locomotive fleet. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvements projects, our ability to accommodate increases in our traffic volumes or service our existing customers may be limited or impaired, and the Mexican government could revoke our concession.

SIGNIFICANT COMPETITION FROM TRUCKS AND OTHER RAILROADS, AS WELL AS LIMITED COMPETITION FROM THE SHIPPING INDUSTRY, COULD ADVERSELY AFFECT OUR FUTURE FINANCIAL PERFORMANCE.

      We face significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. The trucking industry is our industry's primary competition. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

      In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. Under NAFTA, Mexican trucks were to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the U.S. did not follow the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the U.S. to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because it had failed to adequately review the impact on air quality in the U.S. of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals' ruling required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act requirements. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals' ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation's request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals' ruling. Although the U.S. Department of Transportation is no longer required to perform an Environmental Impact Statement under the U.S. Supreme Court's ruling, the U.S. and Mexico must still complete negotiations regarding safety inspections before the border is opened. We cannot predict when these negotiations will be completed.

      We cannot assure you that truck transport between Mexico and the U.S. will not increase substantially in the future. Such an increase could affect our ability to continue converting traffic from truck to rail transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.

      Approximately 50% of our expected revenue growth during the next few years is expected to result from increased truck-to-rail conversion. If the railroad industry in general, and we in particular, are unable to preserve competitive advantages vis-a-vis the trucking industry, our business plan may not be achieved and our projected revenue growth could be adversely affected. There can be no assurance that we will have the ability to continue to convert traffic from truck to rail transport or that we will retain the customers that we have already converted. Additionally, our revenue growth could be affected by, among other factors, our inability to grow our existing customer base, negative macroeconomic developments impacting the U.S. and Mexican economies, and failure to capture additional cargo transport market share from the shipping industry and other railroads.

      In addition to trucks, we face significant competition in some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V. ("Ferromex") which operates the Pacific-North Rail Lines. In particular, we have experienced and continue to experience competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to our routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with us in some areas of our service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrocarril del Sureste, S.A. de C.V. ("Ferrosur"), which operates the Southeast Rail Lines, also competes directly with us for traffic to and from southeastern Mexico. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz.

      Ferromex and Ferrosur are privately-owned companies that may have greater financial resources than us. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make our freight services less competitive, and we cannot assure you that we would be able to match these rate reductions. For example, we experience aggressive price competition from Ferromex in freight rates for agricultural products which has adversely affected our results of operations. Our ability to respond to competitive measures by decreasing our prices without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on our results of operations.

      Under our concession, we must grant Ferromex the right to operate over a north-south portion of our rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of our main track. Ferromex may be able to use these trackage rights to compete with us over our rail lines for traffic between Mexico City and the U.S. Our concession also requires us to grant Ferrosur rights to use certain portions of our tracks and the "belt railroad" operated in the greater Mexico City area by the Terminal Ferroviaria del Valle de Mexico, S.A. de C.V. (the Mexico City Railroad Terminal or "Mexico City Terminal," which operates the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (the Mexico City Terminal Railroad)), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroad companies, we incur additional maintenance costs and also lose the flexibility of using our tracks at all times.

      On February 22, 2002, Ferromex and Ferrosur announced that they had agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Comision Federal de Competencia (the Mexican Antitrust Commission) objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and, on May 16, 2002, the Mexican Antitrust Commission announced that it notified Ferromex that it had denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order and, on September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummate the acquisition. On October 31, 2002, Ferromex requested that the Federal Courts in Mexico review the decision of the Mexican Antitrust Commission. We also requested a Federal Court in Mexico to review our complaint against the acquisition, requesting to be recognized as a party to the proceedings of the Mexican Antitrust Commission, and obtained a favorable ruling (amparo). Ferromex and Ferrosur subsequently withdrew their petition before the Mexican Antitrust Commission, which terminated the acquisition request in October 2003.

      In addition, in recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads may attempt to use their size and pricing power to block other railroads' access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on us.

      We also face limited competition from the shipping industry with respect to some products, including chemicals transported by barges and vessels from Gulf of Mexico ports in Texas and Louisiana.

A SIGNIFICANT PERCENTAGE OF OUR TRANSPORTATION REVENUES IS DERIVED FROM THE AUTOMOTIVE INDUSTRY, WHICH IS MADE UP OF A RELATIVELY SMALL NUMBER OF CUSTOMERS. THE LOSS OF ANY ONE OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

      In 2003, 19.4% of our transportation revenues were derived from the transport of automotive products. General Motors, DaimlerChrysler and Ford Motor Co. were among our most significant customers, together representing approximately 16.2% of our total revenues in 2003. We cannot assure you that our most significant customers will continue to order services from us in the future or that they will not reduce or delay the amount of services ordered. If one or more of our most significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations could be adversely affected.

THE RATES FOR TRACKAGE RIGHTS SET BY THE MINISTRY OF TRANSPORTATION MAY NOT ADEQUATELY COMPENSATE US.

      Pursuant to our concession, we are required to grant rights to use portions of our tracks to Ferromex, Ferrosur and the Mexico City Terminal Railroad. The concession stipulates that Ferromex, Ferrosur and the Mexico City Terminal Railroad are required to grant to us rights to use portions of their tracks.

      Our concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under our concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations"), the rates that we may charge for rights to use our tracks must be agreed upon in writing between us and the party to which those rights are granted. However, if we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the Mexican government is entitled to set the rates using criteria including:

      - the costs of infrastructure maintenance and traffic control relating to the portion of our lines to be used by the other rail operator;

      -     the increase in costs due to interference with our operations;

      - the amortized capital investments, including the value of the concession, directly related to the affected lines; and

      - a reasonable profit calculated with reference to international railroad standards and reflecting investment conditions in Mexico.

      We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

      In connection with such administrative proceeding, on March 13, 2002 and August 5, 2002, respectively, the Ministry of Transportation issued two rulings in response to our request. One such ruling established rates to be charged for short and long-distance trackage rights and the other ruling established rates to be charged for interline services and haulage rights, respectively. The rates with respect to such rulings were based on the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex have appealed both rulings issued by the Ministry of Transportation before the Mexican Federal Courts. TFM and Ferromex also requested and obtained a suspension of the effectiveness of the rulings pending resolution of this appeal.

      In September 2001, Ferromex filed a legal claim against us relating to the payments that we and Ferromex are required to make to each other for interline services and trackage and haulage rights. We believe that this legal claim is without merit and that the payments for interline services and trackage and haulage rights owed to us by Ferromex exceed the amount of payments that Ferromex claims we owe to Ferromex for such services and rights. Accordingly, we believe that the outcome of this legal claim will not have a material adverse effect on our financial condition. On September 25, 2002, the Third Civil Court of Mexico City rendered a judgment in our favor. Ferromex subsequently appealed the judgment and we prevailed on the appeal. Ferromex then proceeded to the "amparo" proceedings before the Federal Courts of Mexico, and obtained a resolution ordering the higher local court to review the case again exclusively with respect to the interline services part of the original claim. The higher local court issued a new ruling which both Ferromex and we contested in a new "amparo" proceeding at the Federal Court. Both parties obtained a favorable resolution. On March 22, 2004, the higher local court, in full compliance with the Federal Court resolution, issued a new resolution confirming the ruling issued on September 25, 2002 by the Third Civil Court of Mexico City in favor of us. On April 14, 2004, Ferromex filed a new legal claim ("incidente de repeticion de acto reclamado") before the Federal Courts, which we are currently vigorously contesting. While we believe we are likely to succeed in the latest action before the Federal Courts, we cannot assure you that we will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented us from using certain short trackage rights which we have over a portion of the route running from Celaya to Silao, which is the site of a General Motors plant from where we transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, we filed a counterclaim against Ferromex relating to these actions. We have also initiated several judicial and administrative proceedings at the Ministry of Transportation to seek the imposition of sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

      We have also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the Ministry of Transportation and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. We cannot predict whether we will ultimately prevail in such proceedings.

      In March 2002, the Ministry of Transportation issued its ruling in response to our request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. We are appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. We cannot predict whether we will ultimately prevail. We believe that even if the rates established in the ruling goes into effect and we and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on our results of operations. A separate ruling was issued confirming our right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. We requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to us. On January 9, 2004, the higher Federal Court confirmed the "amparo" resolution obtained by us, thereby confirming our right to use the Celaya-Silao stretch of Ferromex track. We cannot predict whether we will ultimately prevail in the main procedure regarding our right to use the Celaya-Silao stretch of Ferromex track.

      We and Ferromex have both initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

TERRORIST ACTIVITIES AND GEOPOLITICAL EVENTS AND THEIR CONSEQUENCES COULD ADVERSELY AFFECT OUR OPERATIONS.

      As a result of the terrorist attacks in the U.S. on September 11, 2001 and the continuation of armed hostilities including, among others, those in Iraq, there has been increased short-term market volatility, and there may be long-term effects on the U.S. and world economies and markets.

      Terrorist attacks may negatively affect our operations. The continued threat of terrorism within the U.S. and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the U.S. and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable and could have an adverse effect on our operations.

DOWNTURNS IN GLOBAL ECONOMIC CONDITIONS, THE U.S. ECONOMY, U.S.-MEXICO TRADE OR CERTAIN CYCLICAL INDUSTRIES IN WHICH OUR CUSTOMERS OPERATE AND FLUCTUATIONS IN THE PESO-DOLLAR EXCHANGE RATE WOULD LIKELY HAVE ADVERSE EFFECTS ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      We believe that traffic that crosses the U.S. border on our rail lines generates the majority of our freight revenue. As a result, the level and timing of our business activity is, and will continue to be, strongly influenced by the level of U.S.-Mexican trade and the effects of NAFTA or other international trade agreements on such trade. Downturns in global economic conditions, in the U.S. or Mexican economy or in trade between the U.S. and Mexico will likely have adverse effects on our business and results of operations. Mexican exports to the U.S. of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which we transport, are an important element of U.S.-Mexico trade. In addition, a significant portion of our business consists of imports into Mexico from the U.S. The level of our business activity depends heavily on the U.S. and Mexican economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and on existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues in all product categories, particularly in the automotive and industrial segments. This downturn may continue and could worsen, thereby having a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

      Some of our customers operate in industries that experience cyclicality, including the agricultural, automotive, manufacturing and construction sectors. Any downturn in these sectors due to the effects of cyclicality or otherwise could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by supply and demand factors in the relevant markets. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

      Also, fluctuations in the Peso-Dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports.

      Although a decrease in the level of exports of some of the commodities that we transport to the U.S. may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. The level of U.S.-Mexico trade and the development of U.S.-Mexican trade negotiations or agreements in the future are beyond our control, and may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we transport.

POTENTIAL LABOR DISRUPTIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT.

      Approximately 71.0% of our employees are covered by a labor agreement, which was renewed in July 2003 for a two-year term ending in 2005. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to favorably negotiate the provisions of our labor agreement, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

THE MEXICAN GOVERNMENT MAY REVOKE OR RESTRICT OUR ABILITY TO EXPLOIT OUR CONCESSION UNDER A NUMBER OF CIRCUMSTANCES.

      Under the concession and Mexican law, we may freely set our tariffs for rail freight services, but we must register our tariffs with the Ministry of Transportation before they become effective. Under the Mexican railroad services law and regulations, the Ministry of Transportation reserves the right to set tariffs if the Mexican Antitrust Commission determines that effective competition does not exist. Since the Mexican government only recently privatized Mexico's rail system and opened the rail industry to competition, the Mexican Antitrust Commission has not considered the issue of, or published guidelines concerning, what constitutes a lack of competition. It is therefore unclear under what circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation does intervene and sets tariffs, the rates it sets may be too low to allow us to operate profitably.

      The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations sets out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs;
(5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the cases of (1), (6) and (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

      The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors that provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

      If the Mexican government terminates the concession for reasons of public interest, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in connection with our operations of our rail lines in the case of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances.

      Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provides that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.

      See Item 4B, "Information on the Company -- Business Overview -- The Concession."

TRAFFIC CONGESTION OR SIMILAR PROBLEMS EXPERIENCED IN THE U.S. OR MEXICAN RAILROAD SYSTEM MAY ADVERSELY AFFECT OUR OPERATIONS.

      Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may result also in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the rapid growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business.

OUR STRATEGIC PARTNERS, GRUPO TMM AND KCS, ARE INVOLVED IN A DISPUTE AND WE ARE INVOLVED IN OTHER LEGAL PROCEEDINGS WITH KCS.

      We are a subsidiary of Grupo TFM, which holds 80.0% of our equity representing 100.0% of our shares with unrestricted voting rights. Grupo TMM and KCS are the principal shareholders of Grupo TFM. As a result of their indirect ownership of our capital stock, Grupo TMM and KCS are able to direct our policies and operations and elect all but one of our directors. Although Grupo TMM holds a majority voting interest in Grupo TFM, decisions on matters that are material to Grupo TFM's and our operations and business require the approval of both principal shareholders or of their representatives on Grupo TFM's board of directors.

      Differences of views between our strategic partners have arisen in the past, currently exist, and may arise in the future. Such differences may result in delayed decisions or in failures to agree upon major matters which could adversely affect our operations and business.

      In addition, although we believe that the trucking and specialized shipping operations of Grupo TMM and the railroad operations of a subsidiary of KCS, Kansas City Southern Railway Company ("KCSR"), are generally complementary to, and not competitive with our operations, we cannot assure you that they will not compete with our operations. Also, KCS or Grupo TMM may at times be required to negotiate with us with respect to the allocation of revenues generated by shipments both over our rail lines and KCSR's rail lines. Conflicts of interest with or between these strategic partners could have a material adverse effect on our ability to operate successfully.

      Grupo TMM and KCS are currently involved in a dispute regarding the Acquisition Agreement executed by TMM and KCS on April 20, 2003 relating to the sale of Grupo TFM. Under the terms of the Acquisition Agreement, KCS was to purchase Grupo TMM's interest in Grupo TFM in exchange for cash, shares of KCS and an additional cash earnout payment which was contingent on the timing of certain events, such as receipt of the VAT Proceeds and repurchase of the shares of TFM owned by the Mexican government. On August 18, 2003, Grupo

TMM's shareholders voted to reject the Acquisition Agreement and Grupo TMM terminated the Acquisition Agreement on August 22, 2003.

      KCS has disputed Grupo TMM's right to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties submitted these disputes to binding arbitration. An arbitration panel (the "arbitration panel") was chosen in accordance with the terms of the Acquisition Agreement. KCS obtained a preliminary injunction from the Delaware Chancery Court enjoining Grupo TMM from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was properly terminated. On October 31, 2003, KCS filed a demand for arbitration before the American Arbitration Association, pursuant to the Acquisition Agreement's dispute resolution provisions seeking, among other things, a declaration that the Acquisition Agreement was wrongfully terminated and that Grupo TMM breached its obligations thereunder. KCS is seeking specific performance of Grupo TMM's obligations under the Acquisition Agreement or, in the alternative, monetary damages in the amount of at least $500 million. On November 18, 2003, Grupo TMM filed a response denying KCS's allegations and asserting counterclaims requesting, among other things, declaratory relief in the form of a finding that Grupo TMM properly terminated the Acquisition Agreement and awarding Grupo TMM damages for KCS's breach of the Acquisition Agreement.

      On December 8, 2003, Grupo TMM and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the arbitration panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement from the other disputed issues between the parties and scheduled a hearing on that issue. On February 2, 3 and 4, 2004, a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. Grupo TMM maintained that it properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On March 19, 2004, the arbitration panel issued an Interim Award in which it concluded that the rejection of the Acquisition Agreement by Grupo TMM's shareholders in their vote on August 18, 2003 did not authorize Grupo TMM's termination of the Acquisition Agreement. Accordingly, the Acquisition Agreement remains in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching its conclusion, the arbitration panel specifically declined to rule on the issue of whether approval by Grupo TMM's shareholders is a "condition" under the Acquisition Agreement. On April 4, 2004, the arbitration panel issued an order, which was stipulated to by KCS and Grupo TMM, providing that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "each party reserves the right to request a scheduling order for a further hearing at any time." In a stipulation signed by Grupo TMM and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement.

      We cannot predict the ultimate outcome of any further arbitration on the remaining disputed issues. See Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

      In addition, KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of several Grupo TFM and TFM board of directors meetings which have taken place since August 25, 2003. KCS has also initiated another proceeding seeking the nullification of Grupo TFM's November 24, 2003 shareholders' meeting. We have no assurance regarding the outcome of these proceedings resulting from these claims. See Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Other Legal Proceedings."

THE MEXICAN GOVERNMENT HAS THE RIGHT, SUBJECT TO CERTAIN CONDITIONS, TO REQUIRE GRUPO TFM TO PURCHASE THE MEXICAN GOVERNMENT'S 20% INTEREST IN TFM.

      The Mexican government retained a 20.0% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the Purchase-Sale Agreements dated January 31, 1997 and June 9, 1997 (the "Put Agreements"), the Mexican government has the right, subject to certain conditions, to require Grupo TFM, to purchase such interest at the original Peso purchase price per share paid by Grupo TFM for its 80.0% interest in TFM, indexed to account for Mexican inflation. If Grupo TFM does not purchase the Mexican government's interest, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at this price. The price of the Mexican government's interest, as indexed for Mexican inflation, was approximately 1,570.3 million UDIs (which are units of measurement that account for the effects of inflation), representing Ps. 5,264 million, or approximately $469.4 million, as of December 31, 2003. The estimated fair market value of the Mexican government's interest as of December 31, 2003 was $475.6 million (the fair market value represents the price that a third party would be willing to pay).

      There is no assurance that Grupo TFM, Grupo TMM or KCS will have sufficient funds to acquire the Mexican government's interest.

      On November 3, 2003, the Ministry of Transportation notified Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Mexican government's TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation's communications with respect to the Mexican government's put rights. See Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Mexican Government's Put on its Equity Interest in TFM."

IF GRUPO TMM FAILS TO SUCCESSFULLY COMPLETE ITS PROPOSED FINANCIAL RESTRUCTURING, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

      Grupo TMM's 9.50% notes due 2003 (the "TMM 2003 notes") matured on May 15, 2003, and Grupo TMM did not make the principal and interest payments on the TMM 2003 notes which were due on that date. As a result, Grupo TMM defaulted on those obligations. Those defaults, in turn, caused cross-defaults under certain of Grupo TMM's other obligations, including Grupo TMM's 10.25% senior notes due 2006 (the "TMM 2006 notes"). Grupo TMM has issued a press release announcing a financial restructuring through: (i) an out-of-court restructuring, or "recapitalization plan", consisting of an offer to exchange all of the TMM 2003 notes and TMM 2006 notes for new notes due 2007 and a consent solicitation to remove substantially all of the restrictive covenants and certain events of default in the indenture governing any TMM 2006 notes which remain outstanding after the exchange offer or (ii) an in-court restructuring through the solicitation of acceptances under Chapter 11 of the U.S. Bankruptcy Code on substantially the same terms as the recapitalization plan.

      If Grupo TMM's financial restructuring is not consummated, Grupo TMM may be subject to an involuntary Mexican or U.S. reorganization related proceeding. As a result, we may lose the benefits we derive from the strategic relationship we have with Grupo TMM, including Grupo TMM's extensive experience, strategic advice and key financial and administrative services. The loss of such benefits could have a material adverse effect on our business.

      See Item 4B, "Business Overview -- Strategic Partners -- Grupo TMM."

OUR BUSINESS STRATEGY, OPERATIONS AND GROWTH RELY SIGNIFICANTLY ON THIRD
PARTIES.

      Our operations are dependent on interchange agreements that we have negotiated with major U.S. railroads in the north, Ferromex in the west and Ferrosur in the south of Mexico. We also have trackage rights agreements with Ferrosur and a terminal operations agreement with the Mexico City Terminal Railroad and we are negotiating and expect to have a trackage rights agreement with Ferromex. In addition, TFM and each of the concessionaires of Ferromex and Ferrosur has a 25.0% interest in the Mexico City Terminal Railroad. These agreements enable us to exchange traffic and utilize trackage which is not part of our rail system, extending our network and providing us with strategically important rail links to the U.S. and to areas of Mexico that we do not directly serve. Our ability to provide comprehensive service to our customers will depend in part on our ability to maintain these agreements with other railroads and third parties. Our failure to enter into these agreements, or the termination of these agreements, could adversely affect our business, financial condition and results of operations. The other parties to these agreements may not faithfully execute their obligations under their agreements or arrangements with us, and many of these other parties are or may become our competitors. The failure of any of these parties to fulfill its obligations to us could adversely affect our financial condition and results of operations. In addition, we may not be able to coordinate our interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact our operating results.

OUR RESULTS FROM OPERATIONS ARE HEAVILY DEPENDENT ON FUEL EXPENSES. IF OUR PRIMARY FUEL SUPPLY CONTRACT IS TERMINATED, OR IF FUEL PRICES SUBSTANTIALLY INCREASE, OUR OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

      Approximately 98% of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from Petroleos Mexicanos or "PEMEX" (Mexican Petroleum), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternative sources on acceptable terms, our operations could be materially adversely affected. In addition, instability in the Middle East may result in an increase in fuel prices. Since our fuel expense represents a significant portion of our operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on our results of operations. We experienced decreases of 11.2% in 2002 and 8.7% in 2001 in our average price of fuel per gallon. In 2003, our average price of fuel per gallon increased by 24.2% from 2002. The price of diesel fuel may continue to increase, which could have an adverse effect on our future results of operations.

WE FACE POSSIBLE CATASTROPHIC LOSS AND LIABILITY.

      The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues, liabilities or increased costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of the Mexico City Terminal and significant portions of our customer base, could have a material adverse effect on our operations. We have acquired insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations.

WE FACE POTENTIAL ENVIRONMENTAL LIABILITY.

      Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduria Federal de Proteccion al Ambiente (Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environmental Protection and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation. See Item 4B, "Information on the Company -- Business Overview -- Environmental Regulation."

      We are responsible for the costs of environmental compliance associated with our ongoing operations. Pursuant to our concession, Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM") is responsible for any environmental damage caused before the commencement of our operations, and both the Mexican government and FNM will indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before Grupo TFM's acquisition of TFM's shares. However, the Mexican government is not obligated to compensate us for any expenses that we incur in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the concession was granted. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

      We acquired 100.0% of the outstanding shares of Mexrail, Inc. ("Mexrail") in February 2002 and sold a 51.0% equity interest in Mexrail to KCS in May 2003 pursuant to a stock purchase agreement dated April 15, 2003. In September 2003, we reacquired the 51.0% equity interest previously transferred to KCS. As a result of our ownership of Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

MEXICAN REGULATORY, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH EMERGING MARKET ECONOMIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and TFM in particular, as well as on market conditions, prices and returns on Mexican securities, including securities issued by us. Our financial condition and results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

      The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this political landscape will have on the Mexican economy.

      Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Brazil, have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.

      The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain Dollars or to convert Pesos into Dollars for purposes of making interest and principal payments on our indebtedness, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

      In addition, the value of the Peso relative to the Dollar has been volatile in the past. After a five-year period of controlled devaluation of the Peso, on December 19, 1994, the value of the Peso dropped sharply as a result of pressure against the currency. This decline, among other factors, precipitated an economic crisis in Mexico that continued for several years. Although the value of the Peso in the past few years had been appreciating relative to the Dollar, the Peso depreciated 13.9% in 2002 and 7.5% in 2003 against the Dollar. Any additional devaluation of the Peso would cause the Peso cost of our Dollar-denominated debt to increase. Furthermore, currency instability may affect the balance of trade between the U.S. and Mexico.

      Mexico also has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation, as measured by changes in the Mexican National Consumer Price Index, for the five years from 1999 through 2003, as provided by Banco de Mexico, Mexico's central bank, were:

1999.....................................       12.3%
2000......................................       9.0%
2001......................................       4.4%
2002......................................       5.7%
2003.....................................        4.0%

      In 2003, the Mexican inflation rate hit its lowest levels in over 30 years. We cannot give any assurance that the Mexican inflation rate will continue to decrease or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate would have the effect of increasing our costs including salaries, some purchased services and other costs denominated in Pesos, which could adversely affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between the U.S. and Mexico, which could also adversely affect our results of operations.

      Mexican political events may also affect significantly our operations and the performance of Mexican securities, including securities issued by us. In addition, a change in economic policy could have a material adverse effect on our business, financial condition, prospects and results of operation. We are unable to predict whether any future political or economic events in Mexico could impact the Mexican transportation regulatory environment.

INVESTORS MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US.

      TFM and Grupo TFM are stock corporations organized under the laws of Mexico. Most of the directors and executive officers of TFM and Grupo TFM are residents of Mexico, and all or a significant portion of the assets of these directors and executive officers and most of the assets of TFM and Grupo TFM are located in Mexico. As a result, it may not be possible for investors in our securities to effect service of process outside Mexico upon us or our directors or executive officers. Similarly, in respect of actions against us, our directors or executive officers, there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      In March 1995, the constitution of Mexico was amended to establish the legal framework for the privatization of the Mexican railroad system, which historically had been operated by FNM. In order to facilitate the privatization of its rail system, the Mexican government divided the system into three regional trunk lines, (1) the Northeast Rail Lines, (2) the Pacific-North Rail Lines, and (3) the Southeast Rail Lines, the Mexico City Terminal Railroad, and several short line railroads.

      TFM was originally incorporated on November 22, 1996 as Ferrocarril del Noreste, S.A. de C.V. (Northeast Railroad), with its corporate domicile in Monterrey, Nuevo Leon. On May 29, 1997, Ferrocarril del Noreste, S.A. de C.V. changed its name to "TFM, S.A. de C.V." and its domicile to Mexico, D.F. Such changes were registered in the Public Registry of Property of Mexico, D.F. under folio mercantil 222305. TFM is a sociedad anonima de capital variable (variable capital corporation) incorporated under Mexican law for a term of 99 years. On December 2, 1996, the Mexican government granted TFM a 50-year concession, renewable subject to certain conditions for an additional 50 years, to provide freight transportation services over the Northeast Rail Lines, and agreed to transfer to TFM related railroad equipment and other assets as well as 25.0% of the share capital of the Mexico City Railroad and Terminal. The concession gives TFM the exclusive right to provide freight transportation services over the Northeast Rail Lines for the initial 30 years of our 50-year concession, subject to the terms and provisions contained in the concession, including provisions for trackage rights to be granted to other Mexican rail operators. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

      We commenced operations on June 24, 1997, after being awarded a 50-year concession by the Mexican government, renewable subject to certain conditions for an additional 50 years, to operate our rail lines, formerly known as the Northeast Rail Lines. Prior to our commencement of operations, our rail lines had not been operated as a stand-alone rail system but had been operated as an integrated part of FNM, the Mexican government-controlled Mexican rail operator. Our rail lines were the first to be privatized. Since 1997, most of the Mexican rail system has been privatized by the Mexican government.

      Grupo TFM is a non-operating holding company, its principal asset being the stock of TFM. Grupo TFM is a sociedad anonima de capital variable incorporated under Mexican law on July 12, 1996 for a term of 99 years. We purchased the equity interest of the Mexican government in our parent company, Grupo TFM (the "call option shares"), acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and were held indirectly by the Mexican government through FNM and Nafin, as trustee. Grupo TFM is a joint venture company owned 38.5% by Grupo TMM, 36.9% by KCS and following our acquisition of the call option shares on July 29, 2002, 24.6% by TFM.

      Grupo TFM was formed by TMM, KCS and Grupo Servia, S.A. de C.V. ("Grupo Servia") which was then TMM's principal shareholder, for the purpose of participating in the privatization of the Mexican railroad system. In December 1996, Grupo TFM was awarded the right to acquire 80.0% of the outstanding share capital of TFM (representing 100.0% of TFM's unrestricted voting shares). The acquisition of those shares by Grupo TFM from the Mexican government for a total purchase price of $1,407.1 million was completed on June 23, 1997. At that time, the TFM shares were delivered to Grupo TFM, rolling stock and related railroad assets were delivered by the Mexican government to TFM, and TFM's concession to operate its rail lines took effect. In connection with the closing of the acquisition, the Mexican government retained a 20.0% equity interest in TFM and acquired (through FNM) a 24.6% equity interest in Grupo TFM, in each case consisting of restricted voting shares. In January 2001, Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM, as a result of which TMM became the owner of 51.0% of Grupo TFM's unrestricted voting shares, giving TMM voting control of Grupo TFM. Grupo Servia subsequently was renamed "Grupo TMM, S.A. de C.V.", and in December 2001, TMM was merged with and into Grupo TMM. Effective September 13, 2002, Grupo TMM, S.A. de C.V. reclassified its Series L Shares into Series A Shares and as a result the name of the company is now "Grupo TMM, S.A."

      The amount required to consummate the acquisition of TFM from the Mexican government was financed through (1) bank borrowings under the senior secured credit facilities and proceeds from the issuance of securities by TFM, (2) proceeds from the sale of Grupo TFM shares to the Mexican government and (3) equity capital contributed by TMM, Grupo Servia and KCS.

      On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of the Texas Mexican Railway Company. In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million pursuant to a stock purchase agreement dated April 15, 2003. The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo. The Mexrail stock sold by TFM was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51% interest in Mexrail. On September 23, 2003, the U.S. Surface Transportation Board issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase, TFM again owns 100% of Mexrail.

PASSENGER TRANSPORT

      Under the concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than TFM. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory under an arrangement in which FNM is responsible for the management of all passenger cars and related personnel necessary for the provision of such service. Our obligation with respect to the provision of passenger service by FNM is limited to providing FNM with locomotive power, engineers and dispatching services for which we are reimbursed.

      Through the end of 1999, passenger transportation service in our territory was offered only between Mexico City and Queretaro, which was serviced by two regular trains per week. The Mexican government discontinued this service in 1999. However, the Mexican government in the future could grant concessions for passenger service over our lines to passenger rail operators. To date, passenger service has not materially interfered with our freight operations, and we do not anticipate that passenger service will materially interfere with our future freight operations.

      On April 20, 2003, Grupo TMM and KCS, entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement. See Item 3D, "Risk Factors -- Our strategic partners, Grupo TMM and KCS, are involved in a dispute and we are involved in other legal proceedings with KCS" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

      Both TFM and Grupo TFM's headquarters are located at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico, and our telephone number from the U.S. is 011-525-55-447-5836. We have no general agent for service of process in the U.S.

CAPITAL EXPENDITURES AND DIVESTITURES

      The following tables set forth our principal capital expenditures and divestitures during the last three years. Current capital expenditures and divestitures are being financed with funds from operating cash flows and vendor financing.

                                                          YEARS ENDED DECEMBER 31,
                                                        --------------------------
                                                          2001     2002      2003
                                                          ----     ----      ----
                                                         (in millions of Dollars)
CAPITAL EXPENDITURES BY AREA

     Locomotives and freight cars...........            $  11.1   $  12.2   $ 18.4
     Rail track(1)..........................               68.9      70.5     48.7
     Telecommunication......................                3.2       3.0      1.7
     Other..................................                2.0       3.7      4.3
                                                        -------   -------   ------
     Total..................................            $  85.2   $  89.4   $ 73.1
                                                        =======   =======   ======

-------------------------
(1) In 2003, we made capital expenditures in the amount of $73.1 million, $48.7 million of which was primarily for improvement of our rail line and $18.4 million of which was in locomotives and freight cars upgrades. In 2002, we made capital expenditures in the amount of $89.4 million, $35.8 million of which was primarily for the rehabilitation of our route between Mexico City and Lazaro Cardenas, among other rail lines, $5.3 million of which was for the construction of the Sanchez freight yard, $6.6 million of which was for the construction of the Monterrey Intermodal Terminal and $8.0 million of which was for the construction of the Toluca Intermodal Terminal. In 2001, we made capital expenditures in the amount of $85.2 million, $29.6 million of which was primarily for the rehabilitation of the Lazaro Cardenas line, $9.0 million of which was for the rehabilitation of the main line of the Texas Mexican Railway Company, $9.0 million of which was for the purchase of the Rosenburg-Victoria line and right of way from the Union Pacific Railroad and $9.9 million of which was for locomotive overhaul expenses.


                                                         YEARS ENDED DECEMBER 31,
                                                       ----------------------------
                                                       2001(1)     2002       2003
                                                       -------    ------     ------
                                                         (in millions of Dollars)
CAPITAL DIVESTITURES

     Freight cars...........................           $   4.5    $  5.1     $  3.4
     Concession equipment...................               3.4       1.9        1.5
     Other assets...........................               1.7       0.5        0.4
                                                       -------    ------     ------
     Total..................................           $   9.6    $  7.5     $  5.3
                                                       =======    ======     ======

-------------

(1) This figure does not reflect the sale of the La Griega-Mariscala line to the Mexican government.

B.  BUSINESS OVERVIEW

GENERAL

      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico and the U.S. and Canada. Our rail lines consist of 4,245 kilometers (2,638 miles) of main track. In addition, we have trackage rights entitling us to run our trains over 950 kilometers (590 miles) of track of other Mexican railroad operators.

      We are the exclusive provider of freight transportation services over our lines under the concession for the initial 30 years of our 50-year concession period, subject to certain trackage rights. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between the U.S. at Laredo, Texas and Mexico at Nuevo Laredo, Tamaulipas. We are the only Mexican railroad that serves the main U.S.-Mexico border crossing at Laredo-Nuevo Laredo, which is the largest freight exchange point between the U.S. and Mexico. In addition, we serve three of Mexico's most important seaports.

      Our strategic objective is to increase our revenues by offering efficient and reliable service in order to recapture Mexican market share lost to the trucking industry during the period of government control of the rail system, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. Our route structure enables us to benefit from this growing NAFTA trade. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers that wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets.

THE CONCESSION

      We hold a 50-year concession title, renewable under certain conditions for an additional 50 years, to provide freight transportation services over our rail lines. Our concession is exclusive for the first 30 years of our operations, subject to certain trackage rights to be granted to other Mexican rail operators. In conjunction with our concession, which took effect in June 1997, Grupo TFM acquired 80.0% of the shares of TFM. Grupo TFM paid a total of $1,464.5 million to acquire the concession, TFM's shares and certain railroad equipment and related assets, including railcars and locomotives and a 25.0% interest in the Mexico City Terminal. We have the right to use, during the full term of the concession, all track and buildings that are necessary for our rail lines' operation. Under the terms of the concession, TFM is required to pay the Mexican government a fee equal to 0.5% of our gross revenues during the first 15 years of the concession period, and 1.25% of such revenues during the remainder of the period.

      We are required to grant trackage rights along our rail lines to Ferromex, Ferrosur, two short line railroads and the Mexico City Terminal Railroad. The Ministry of Transportation has the right to grant exclusive passenger service concessions utilizing our rail lines to a concessionaire other than us. Under the concession and the Mexican railroad services law and regulations, we may freely set our rates unless the Mexican Antitrust Commission determines that there is not effective competition in Mexico's rail industry, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition, the Ministry of Transportation will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest.

      The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations sets out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs;
(5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the cases of (1), (6) or (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

      The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors that provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

      The concession requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We filed our second business plan with the Mexican government in 2003. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the American Association of Railroads ("AAR").

      Under the concession we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government's operations occurring prior to our acquisition of TFM's shares. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

      We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines as well as for damage caused to third parties and such parties' property as a result of our activities.

      The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government's armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

BUSINESS STRATEGY AND DEVELOPMENT SINCE COMMENCEMENT OF OPERATIONS

      BUSINESS STRATEGY

      Our business strategy is to increase our revenues by offering efficient and reliable service in order to recapture market share lost to the trucking industry during the period of government control of the rail system in Mexico, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. The key elements of our strategy are to:

      - Increase revenue growth by converting traffic from trucking to rail transport. Prior to privatization of the railroad system, the Mexican railroad industry lost significant market share of long-haul commodity shipments to the trucking industry due to the failure of FNM to provide efficient and reliable customer service, as well as the failure to provide specialized equipment necessary to transport certain types of products by rail. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part because we offer (1) more reliable, punctual and safer customer-oriented rail service than that previously provided by FNM and (2) significant advantages over trucking. We have significantly reduced average transit times of our scheduled trains; reduced cargo theft from cars traveling on our routes through increased security and surveillance measures; increased our overall rail capacity by reducing the number of cars that remain in our rail yards; increased the capacity of our trains by increasing the average number of cars per train; and increased the average speed of trains on our system. In addition, we have added bi-level car carriers and double-stack container carriers to our fleet to serve the specialized needs of the automotive and intermodal sectors, respectively, and we operate unit trains dedicated to transporting fuels and other products for some of our major customers. Our ability to transport large volumes of bulk products of significant weight and density, including grain, steel, automotive products, cement, sugar, beer, coal, mineral products and chemicals, over extended distances with minimal operating personnel provides us with a competitive advantage over trucking as well as with attractive opportunities for expanding our business. In addition, Mexico has adopted certain international standards establishing stricter weight and dimension limitations for the trucking sector. We believe that these limits have increased the costs of trucking and have created an incentive for trucking companies to focus their efforts on the transport of low-volume, high-price products over shorter distances. This should allow us to strengthen our relative competitive position in other market sectors, particularly the transport of intermodal freight, paper products, finished automobiles and petrochemicals.

      - Exploit growth in Mexican foreign trade. We believe that growth in Mexican commerce, as well as expected growth in total trade flows, as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. We expect to continue to participate significantly over the long term in the growth in NAFTA traffic between Mexico, the U.S. and Canada. We believe that our routes are integral to Mexico's foreign trade and that we are well-positioned to capitalize on trade expansion as a result of Mexico's free trade agreements with the European Union and other Latin American countries as well as NAFTA. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

      - Further improve operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices in use on Class I U.S. and Canadian railroads, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including leasing more railcars, maintaining our rail infrastructure to Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards and intermodal terminals, enhancing communications systems and leasing new intermodal facilities.

      DEVELOPMENT SINCE COMMENCEMENT OF OPERATIONS

      We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2003, our operating ratio was 80.9%, compared with an operating ratio of 95.4% for the first six months following commencement of our operations. Our operating ratio is better than the average operating ratio for the eight Class I railroads in the U.S. Operating ratio is an industry efficiency measure which represents a railroad's operating expenses as a percentage of its transportation revenues. Since June 1997 we have:

      - significantly reduced average transit times of our scheduled trains between Nuevo Laredo and Mexico City;

      - reduced the number of cars that remain in our rail yards, thereby increasing our overall car capacity;

      - increased the capacity of our trains by increasing the average number of cars per train and increasing the average speed of trains on our system;

      - substantially reduced automotive cargo theft and vandalism from cars traveling on our routes through increased security and surveillance measures;

      - reduced our full-time labor force from approximately 5,300 employees at the end of 1997 to 3,392 employees as of December 31, 2003;

      - equipped all trains on the main line with end-of-train devices and installed hot box detectors, dragging equipment, spring switches, switch point portion indicators and other automatic equipment along our routes, which have both allowed us to reduce the size of train crews from six to two and have eliminated the need to stop trains intermittently for inspections;

      - installed a radio-based track warrant control system over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines;

      - installed a centralized traffic control system, which allows a central dispatcher in Monterrey to manage track operations between Huehuetoca and Nuevo Laredo;

      - extensively overhauled the locomotives and rolling stock we acquired from the Mexican government; for example, since 1997 we have acquired 7,683 railcars under operating leases;

      - upgraded our rolling stock and introduced state-of-the-art locomotives that comply with U.S. standards, thereby allowing them to operate in the U.S., which has enabled us to interchange with major U.S. railroads;

      - benefited from 48.2% more horsepower per unit generated by our new fuel efficient locomotives, allowing us to reduce fuel consumption and to haul longer trains with fewer locomotives;

      - more than doubled the railcar capacity of the international bridge at Laredo-Nuevo Laredo from 1,300 to 3,000 cars and reduced congestion on the bridge by conducting Mexican customs and Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentacion (Ministry of Agriculture, Livestock,

         Rural Development, Fishery and Feeding) formalities at our new Sanchez freight yard in Nuevo Laredo which, when complete, will double our yard capacity and further reduce congestion at the U.S. border;

      - extended 17 sidings on our tracks up to 10,000 feet to permit longer trains to operate on our main route;

      - installed automatic equipment to update the advanced connection between terminals broadcasting information to the main frame;

      - raised and removed the catenary to accommodate double-stack and intermodal trains based along the electrified double line between Pantaco and Queretaro; and

      - in order to promote intermodal traffic, built and are leasing new intermodal facilities along our lines and have enlarged tunnels and raised or removed the electrified cable, or catenary, over our Buena Vista-Queretaro line to accommodate double-stack intermodal trains. We opened intermodal terminals in Monterrey, Toluca and San Luis Potosi to supplement our intermodal facilities.

      In 2003, our total revenues were $641.4 million, representing a decrease of 2.9% from 2002. Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. Our customers include leading international and Mexican corporations. Approximately 80% of our total revenues in 2003 were attributable to international freight. The majority of this international freight was bound to or from the U.S. and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

      Imports into Mexico from the U.S., Canada and overseas represented approximately 55.4%, 54.1% and 54.5% of our total revenues in 2001, 2002 and 2003, respectively.

NETWORK

      Under the concession, we have the right to use our rail lines, although the Mexican government retains ownership of the track. Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz, Lazaro Cardenas and Tampico, three of Mexico's most important seaports.

      We currently have intermodal terminals located in Monterrey, Toluca, San Luis Potosi, and also access intermodal terminals at Queretaro, Guadalajara, Ramos Arizpe and Encantada. In addition, we have direct access to intermodal facilities at the ports of Tampico, Veracruz and Lazaro Cardenas and to intermodal terminals at Altamira and Manzanillo through interline service with Ferromex and in Mexico City through the Mexico City Terminal. We also have access to intermodal terminals at Laredo operated by the Texas Mexican Railway Company and the Union Pacific Railroad, which we are using to develop international intermodal business.

      We originate a significant portion of traffic transported over our rail lines within our service territory. The following table illustrates originated and received traffic on our rail lines by carloads in 2001, 2002 and 2003.


                                                            YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------------
                                           2001(1)                 2002(1)                    2003
                                    ----------------------   ----------------------    -----------------------
                                                PERCENT OF               PERCENT OF                 PERCENT OF
            TRAFFIC                 CARLOADS     CARLOADS    CARLOADS     CARLOADS     CARLOADS      CARLOADS
            -------                 --------    ----------   --------    ----------    --------     ----------
Local...........................     500,075        69.2%     551,863        74.2%      571,139         74.3%
Interline originated............     100,422        13.9       91,379        12.3       102,175         13.3
                                     -------       -----      -------       -----       -------        -----
   Total originated.............     600,497        83.1      643,242        86.5       673,314         87.6
                                     -------       -----      -------       -----       -------        -----
Interline received..............     100,756        13.9       84,903        11.4        91,102         11.9
Transient.......................      21,455         3.0       15,904         2.1         4,210          0.5
                                     -------       -----      -------       -----       -------        -----
   Total received...............     122,211        16.9      100,807        13.5        95,312         12.4
                                     -------       -----      -------       -----       -------        -----
    Total.......................     722,708       100.0%     744,049       100.0%      768,626        100.0%
                                     =======       =====      =======       =====       =======        =====

----------------

(1) Amounts have been reclassified to conform with 2003 classifications.

      CORE ROUTES

      Our rail lines comprise five core routes. These core routes are integral to Mexico's foreign trade, as they connect Mexico's most industrialized and populated regions with its principal border and seaport gateways.

      Mexico City - Nuevo Laredo. Our rail lines provide exclusive rail access to the U.S.-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the U.S. and Mexico, through our 1,283-kilometer route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Rio Grande to connect Nuevo Laredo with Laredo. In 2001, 2002 and during 2003, the majority of Mexico's total imports and exports carried by rail passed through Nuevo Laredo. The Mexico City-Nuevo Laredo route is the shortest rail route between Mexico City and the U.S. This route has the lowest grades of any rail route between the U.S. border and Mexico City which translates into savings of both fuel and locomotive power. Movements over the Mexico City-Nuevo Laredo route accounted for 56.3% of total revenues in 2001, 62.5% of total revenues in 2002 and 63.2% of total revenues in 2003.

      Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In 2001, 2002 and 2003, rail traffic representing $376.2 million, $412.9 million and $405.2 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 60.0%, 62.4% and 65.2%, respectively, consisted of import traffic. In 2002, our revenues generated by this route increased by approximately 9.8% from 2001. In 2003, our revenues generated by this route decreased by approximately 1.9% from 2002.

      Mexico City - Lazaro Cardenas. We provide exclusive access to the port of Lazaro Cardenas on the Pacific Ocean over our 791-kilometer route from Mexico City. In 2001, 2002 and 2003, rail traffic representing $45.6 million, $37.4 million and $44.1 million in revenues, respectively, was transported through Lazaro Cardenas. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of grains, minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lazaro Cardenas also handles traffic for export to Pacific Rim nations.

      Mexico City - Veracruz. Both TFM and Ferrosur serve the port of Veracruz on the Gulf of Mexico. We serve Veracruz through a 464-kilometer route from Mexico City. In 2001, 2002 and 2003, we transported rail traffic representing $28.5 million, $33.6 million and $36.6 million in revenues, respectively, through Veracruz, of which approximately 85.5%, 78.9% and 68.2%, respectively, was derived from import traffic. The rail freight we transport to and from the port of Veracruz includes grains, steel and mineral products, chemicals and containers.

      Monterrey - Matamoros. Our rail lines include a 327-kilometer line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the U.S. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad and the Burlington Northern and Santa Fe Railway Company ("BNSF"). At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad. In 2001, 2002 and 2003, rail traffic representing $38.5 million, $46.8 million and $46.1 million in revenues, respectively, crossed the Matamoros gateway, of which 95.6%, 80.6% and 73.2%, respectively, consisted of import traffic. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.

      Tampico - Altamira. These ports situated in the Gulf of Mexico generated 6.0% of TFM's total revenues. In 2003, our revenues generated by these ports increased approximately 14.0% over 2002. Altamira's port has benefited from the trackage rights shared with Ferromex. In 2001, 2002 and 2003, we transported rail traffic representing $35.3 million, $33.8 million and $38.5 million in revenues, respectively, through these ports.

      TRAFFIC

      Since commencing operations, we believe that we have succeeded in converting customers from trucking to rail transport because we offer reliable rail service at competitive prices. We believe that our service is safer, more punctual and more efficient than that previously provided by FNM, and that we are able to serve certain shippers in , the agro-industrial chemical, automotive and intermodal sectors that have time-sensitive transportation needs because their products may be valuable, perishable or hazardous, or, in the case of intermodal freight, because they must connect with other transportation facilities at a predetermined date. Having substantially reduced cargo theft and vandalism, improved transit times and on-time performance and focused on customer service, we believe that we are well positioned to capture a larger portion of the trucking sector's share of this traffic.

      Our total transportation revenues have significantly grown since we started operations, increasing by 22.1% to $640.6 million in 2000 from 1999, by 4.2% to $667.8 million in 2001 from 2000, offset by minor decreases in revenue of 1.0% to $660.5 million in 2002 from 2001 and 2.9% to $641.4 million in 2003 from 2002. In the last two years, our revenues have been negatively affected by the slowdown of the U.S. economy.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for 2001, 2002 and 2003.

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
                                           2001                               2002                             2003
                             ---------------------------------  ---------------------------------  ---------------------------------
                                                        % OF                               % OF                               % OF
     PRODUCT CATEGORY        CARLOADS     REVENUES    REVENUES  CARLOADS     REVENUES    REVENUES  CARLOADS     REVENUES    REVENUES
     ----------------        --------  -------------  --------  --------  -------------  --------  --------  -------------  --------
                                       (IN MILLIONS)                      (IN MILLIONS)                      (IN MILLIONS)
Manufactured products,
 industrial products, metals
 and minerals...............  196,119  $       176.9    26.5%    227,067  $       195.6    29.6%    246,619  $       199.7    31.1%
Automotive products.........  150,987          171.4    25.7     131,926          154.1    23.3     120,883          124.7    19.4
Agro-industrial products....  136,000          167.4    25.0     110,956          140.8    21.3     122,114          142.9    22.3
Chemical and petrochemical
 products...................   77,159           98.6    14.8      83,406          107.7    16.3      88,522          113.2    17.6
Intermodal freight..........  162,443           42.6     6.4     190,694           56.3     8.5     190,488           52.4     8.2
Other.......................        0           10.9     1.6           0            6.0     0.9           0            8.5     1.3
                              -------  -------------   -------   -------  -------------   -------   -------  -------------   -------
TFM.........................  722,708  $       667.8   100.0%    744,049  $       660.5   100.0%    768,626  $       641.4   100.0%
Texas Mexican Railway
 Company....................   92,194           52.8              91,550           51.6             100,814           57.1
                              -------  -------------             -------  -------------             -------  -------------
    Total TFM...............  814,902  $       720.6             835,599  $       712.1             869,440  $       698.5
                              =======  =============             =======  =============             =======  =============

-------------------

      MANUFACTURED PRODUCTS, INDUSTRIAL PRODUCTS, METALS AND MINERALS

      In 2003, $199.7 million, or 31.1% of our total transportation revenues, were derived from the movement of industrial products, metals and minerals, an increase of 2.1% over revenues generated in this product category in 2002.

      MANUFACTURED PRODUCTS AND INDUSTRIAL PRODUCTS

      The manufactured and industrial products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of consumer products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of Mexican and U.S. companies from truck to rail transport.

      We transport beer exported to the U.S. by Grupo Modelo, S.A. de C.V., the makers of "Corona". During 2003, beer freight faced a contraction in carloads and revenues, and we are currently renegotiating our agreements with beer distributors in the U.S. and continuing our efforts in conversion and traffic recovery. We hope to benefit from a planned expansion of Modelo's plant located in Tuxtepec, Oaxaca which will triple its volume.

      We have a long-term contract with Organizacion Mabe Corporacion, S.A. de C.V. ("Mabe") to transport all of the products it exports to the U.S. and most of the products it distributes domestically. Mabe is a major Mexican home appliance manufacturer, 49.0% of which is owned by the General Electric Company ("GE"), that produces most of the gas and electric ranges sold in the U.S. under the "GE" brand and refrigerators exports to the U.S.

      We believe that bulk products such as paper, including tissue paper, corrugated paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. We believe that the majority of the paper and forest products presently carried on our rail lines consist of recycled fiber and printing paper imported from the southeastern U.S., Canada and Texas to paper mills, newspaper publishers, diapers, tissue and printers in major population centers in Mexico.

      Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies such as Kimberly-Clark de Mexico, S.A. de C.V., Smurfit S.A. and Corporacion Durango, S.A. de C.V. for domestic and international consumption or are exported to Mexico by U.S. paper companies such as Meadwestvaco, International Paper, Rayonier, Pacific and Weyerhaeuser.

      METALS AND MINERALS

      This product category includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined in Mexico are used for domestic consumption, as is steel produced in Mexico. The volume of Mexican steel exports fluctuates based on global market prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines. We believe there are opportunities for revenue growth in the steel and cement industries.

      Mexican iron and steel mills have historically used modes of transport other than rail for their finished products because of FNM's past inability to provide adequate service and equipment. We believe that the weight and bulk of these products make them well suited to rail transport and that we are converting a portion of this traffic from truck to rail transport by providing reliable service and making available the specialized equipment required to haul these heavy metal products by rail. In addition, most of Mexico's major steel plants and mills are located along our rail lines, and a large amount of finished products from these mills, are exported to manufacturers in the U.S., while the remainder is used domestically. We also seek to convert the traffic flowing from the mines, quarries and smelters within Mexico these plants and mills along our rail lines. We currently transport iron, steel and other metals, minerals and ore products from mills at Lazaro Cardenas to steel plants and mills in northern Mexico, and exports consisting of finished products such as steel coil and hot rolled steel from Monterrey to the midwestern and western U.S. We also transport steel wire, rod and bars which were previously moved by ship from the port of Lazaro Cardenas to the U.S. We also transport finished products (steel coils) from the U.S. to the Mexican Automotive and Manufacturing industries.

      Cement is one of the most widely used commodities in construction in Mexico and is produced throughout the country for both domestic use and export to the U.S. Two major companies in Mexico which move their products with us are CEMEX, S.A. de C.V. ("CEMEX") and Cementos Apasco, S.A. de C.V. Due to its bulk and density, cement is ill-suited for road transport and, as a result, is hauled almost exclusively by rail.

      In 2003, this business unit benefited from the strong performance of the construction, mining and basic metallic industries, which experienced average growth of 3.5% during 2003, resulting in revenue growth of 9.5% during 2003 for TFM in these products. Moreover, the U.S. imposition of tariffs on imports for some finished steel products under Section 201 of the Trade Act of 1974 in 2002 and the high price levels for steel benefited the Mexican steel industry, which revived domestic shipments and exports to the U.S. and China.

      AUTOMOTIVE PRODUCTS

      The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished automobiles exported to the U.S. and Canada, and to some extent imported finished automobiles. Because the efficiency of our operations enables us to provide what we believe are the shortest transit times from automotive plants to the Laredo-Nuevo Laredo border crossing for transport into the U.S. and Canada, we believe that we are the preferred rail carrier for automotive products along this route.

      In 2003, $108.6 million or 26.8% of the transportation revenues generated by our Mexico City-Nuevo Laredo route and 16.9% of our total transportation revenues were derived from the transport of automotive products. Our automotive revenues were $124.7 million that mean a decrease of approximately 19.1% in 2003 from 2002.

      This revenue reduction is still consequence of the decline in production due to the continued recession in the U.S. In 2002, this segment experienced a negative impact as a result of the closure of the DaimlerChrysler plant in Lago Alberto, and the subsequent relocation of its production facilities to Encantada in Coahuila. Also during 2002, Ford reduced exports from its Cuautitlan plant. During 2003, vehicle production in Mexico decreased 15% due to demand contraction in the U.S.

      Nevertheless, we believe that there is potential for growth in the domestic automobile market and through our automotive ramps at Aguascalientes, Monterrey, Toluca and Veracruz. We believe that we will enhance our ability to move finished automobiles cost-effectively in the international and domestic markets and to convert this traffic from truck to rail transport by providing service superior to that previously provided by FNM and that provided by the trucking industry.

      AGRO-INDUSTRIAL PRODUCTS

      In 2003, $142.9 million, or approximately 22.3% of our total transportation revenues, were derived from the movement of agro-industrial products, which represented an increase of 1.5% from our agro-industrial revenues in 2002.

      The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn) and seeds imported to Mexico from the U.S. and Canada. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lazaro Cardenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreon, Veracruz and other cities.

      A number of factors contributed to this segment's revenue increase. We were successful in reaching other railroads territories through shuttle trains facilities at San Luis Potosi and these allowed us to enhance our market share in 6 percentage points transporting almost half of the total imports of grains from U.S. and Canada. In the future we believe that we are well positioned to capture an increasing portion of the trucking sector's share of the agro-industrial market by providing service to customers along our rail lines that is more reliable, punctual and safe than the service provided by FNM in the past.

      CHEMICAL AND PETROCHEMICAL PRODUCTS

      In 2003, $113.2 million, or 17.6% of our total transportation revenues, were derived from the movement of chemical and petrochemical products. Our revenues increased by 5.1% in 2003 from 2002. Growth in this segment was a consequence of the good performance in the transportation of petroleum coke. Additionally, transportation of plastics contributed to our revenue growth mainly as a result of conversion from truck to rail transport.

      The chemical and petrochemical products we transport consist of petrochemical products imported from the U.S. into Mexico and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comision Federal de Electricidad (the Mexican Federal Electricity Commission or "CFE"), the Mexican government-owned electric utility. CFE is a major user of diesel and fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines, and we operate a unit train dedicated to transporting these fuels for CFE. In 2003, we entered into a contract with PEMEX, which terminates in 2007, to transport combustoleum from refineries located in Salamanca and Tula to Lazaro Cardenas. We also began transporting Liquid Petroleum Gas (LPG) for PEMEX on the Houston-Monterrey route.

      Transportation of plastics for M&G Polimeros S.A. de Mexico, Exxon Mobil S.A., Atofina Chemicals and Bulkmatic S.A. contributed to our revenue growth in 2003.

      INTERMODAL FREIGHT

      In 2003, $52.4 million, or 8.2% of our transportation revenues, were derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carrier. In 2003, our revenues in this product area decreased by 6.9% from 2002, which were partially offset by revenues from the conversion of traffic from truck to rail transport. Although we have been able to reduce our dependence on the automotive industry, 65% of the intermodal freight segment continues to be related to automotive traffic. The automotive industry experienced a slowdown in 2003, as vehicle production in Mexico decreased 15% in 2003 due to demand contraction in the U.S. See -- "Automotive Products."

      We participated in a spot movement of maritime containers from Manzanillo to the U.S. during the west coast port strike in California. The intermodal unit will have an opportunity for further growth with the opening of the Port of Lazaro Cardenas to Containers.

      The volume of intermodal traffic in Mexico has been increasing in recent years and with several major international maritime companies, including CP Ships, APL (American President Line), Mearsk Sealand, Dicex, S.A., Navemar Internacional, S.A. de C.V. and Mediterranean Shipping Company, shipping both imported and exported products by intermodal freight. 95% of the overland portion of this intermodal traffic in Mexico has been transported by truck. Increasing the quality and frequency of our services serving maritime ports has enabled us to convert some of this intermodal traffic from truck to rail transport.

      FUEL FREIGHT SERVICE AGREEMENT

      On October 30, 2002 we entered into a freight service agreement with PEMEX Refinacion, which will expire in 2006. In 2003, we provided services valued in the amount of Ps. 48.6 million. For the remaining years under this agreement, we are obligated to provide services valued in Pesos by the year specified as shown below:

                                      Minimum                   Maximum
                                      -------                   -------
                              (in thousands of Pesos)   (in thousands of Pesos)
2004..................                    98,769                    246,922
2005..................                    98,769                    246,922
2006..................                    65,756                    164,390
                                     -----------                -----------
                                     Ps. 263,294                Ps. 658,234
                                     ===========                ===========

STRATEGIC PARTNERS

      We have strategic relationships with Grupo TMM and KCS, the founders and principal shareholders of Grupo TFM. Grupo TMM and KCSR, a wholly-owned subsidiary of KCS, are leading companies engaged in businesses complementary to ours, and each has alliances with other transportation service providers that have positioned us to meet customers' freight transportation needs through a fully integrated transportation network. We believe that Grupo TMM and KCSR, with their long-standing relationships with freight customers and complementary service providers, as well as their transportation expertise, enable us to service rail customers both north and south of the U.S.-Mexico border that choose to import products from, or export products to, markets in the U.S.

      On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement. See Item 3D, "Risk Factors -- Our strategic partners, Grupo TMM and KCS, are involved in a dispute and we are involved in other legal proceedings with KCS" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

      GRUPO TMM

      Grupo TMM is one of the largest integrated logistics and transportation companies in Mexico. Grupo TMM holds its equity interest in Grupo TFM indirectly through its wholly-owned subsidiary, TMM Holdings, which, in turn, owns a 100% voting interest and an approximate 96.6% economic interest in TMM Multimodal.

TMM Multimodal, in turn, has a 51% voting interest and a direct economic interest of 38.4% in Grupo TFM. In January 2001, TMM consummated the purchase from Grupo Servia of its 0.8% equity interest in Grupo TFM representing 1.1% of Grupo TFM's unrestricted voting shares, which gave Grupo TMM voting control of Grupo TFM. Beginning on December 31, 2000, Grupo TFM's financial statements were consolidated with the financial statements of Grupo TMM and its consolidated subsidiaries.

      We receive from Grupo TMM logistics services in major industrial cities and at Mexican seaports in Acapulco and Tuxpan through facilities operated by Grupo TMM and accessed by us. In addition, five of TFM's senior executives were formerly senior executives of Grupo TMM. Although Grupo TMM sold its container shipping business in December 1999, certain other operations in 2000, and its entire interest in TMM Puertos y Terminales, S.A. de C.V. in 2003, these sales have not had, nor do we believe they will have, a material adverse effect on the benefits we derive from Grupo TMM. We believe that we benefit from Grupo TMM's decades of experience in the Mexican transportation sector and in successfully operating businesses in Mexico in highly regulated, unionized industries.

      We also rely on, and benefit from, Grupo TMM's extensive experience in providing vehicle shipping services from auto manufacturing plants in Mexico and specialized logistics support for the automotive industry to develop the dedicated rail services we are providing to automobile manufacturers. In addition, we are using Grupo TMM's experience in handling containers at numerous Mexican railway installations to develop our services in the intermodal sector.

      TFM and Grupo TMM entered into a management services agreement dated May 9, 1997 pursuant to which Grupo TMM agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services. On April 30, 2002, TFM and Grupo TMM entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates Grupo TMM for its services under the agreement.

      Grupo TMM's 9.50% notes due 2003 (the "TMM 2003 notes") matured on May 15, 2003, and Grupo TMM did not make the principal and interest payments on the TMM 2003 notes which were due on that date. As a result, Grupo TMM defaulted on those obligations. Those defaults, in turn, caused cross-defaults under certain of Grupo TMM's other obligations, including Grupo TMM's 10.25% senior notes due 2006 (the "TMM 2006 notes"). Grupo TMM has issued a press release announcing a financial restructuring through: (i) an out-of-court restructuring, or "recapitalization plan", consisting of an offer to exchange all of the TMM 2003 notes and TMM 2006 notes for new notes due 2007 and a consent solicitation to remove substantially all of the restrictive covenants and certain events of default in the indenture governing any TMM 2006 notes which remain outstanding after the exchange offer or (ii) an in-court restructuring through the solicitation of acceptances under Chapter 11 of the U.S. Bankruptcy Code on substantially the same terms as the recapitalization plan.

      If Grupo TMM's financial restructuring is not consummated, Grupo TMM may be subject to an involuntary Mexican or U.S. reorganization related proceeding. As a result, we may lose the benefits we derive from the strategic relationship we have with Grupo TMM, including Grupo TMM's extensive experience, strategic advice and key financial and administrative services. The loss of such benefits could have a material adverse effect on our business.

      See Item 3D, "Risk Factors -- If Grupo TMM's financial restructuring is not consummated, Grupo TMM may be subject to an involuntary Mexican or U.S. reorganization related proceeding and, as a result, TFM may lose benefits derived from Grupo TMM."

      THE KANSAS CITY SOUTHERN RAILWAY COMPANY

      KCSR, the seventh largest U.S. railroad based on 2000 revenues, is wholly-owned by KCS. Together with its affiliated railroads (excluding the Texas Mexican Railway Company), KCSR operates a rail network of approximately 3,100 route miles running through 10 states in the U.S. KCSR operates the shortest, most direct rail route between Kansas City and the Gulf of Mexico, serving the Texas ports of Beaumont and Port Arthur, and its rail system interconnects with all other Class I U.S. railroads. KCSR has marketing agreements with Norfolk

Southern Railway Co. and I&M Rail Link, LLC and Canadian National, which position it to gain incremental traffic volume between the southeast and southwest U.S. and to access major midwestern interchange hubs and originations of corn and other grain shipments. We believe that we have benefited from KCSR's experience in running a leading railroad that emphasizes customer service and efficient operations. In July 2000, KCS completed a spin-off of its former financial services operations and, as a result, operates exclusively in the railroad transportation sector.

      TFM and KCS Transportation Company entered into a management services agreement dated May 9, 1997 pursuant to which KCS Transportation Company agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months commencing May 1997, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCS Transportation Company is to be reimbursed for its costs and expenses incurred in the performance of such services. This agreement has not been renewed, but KCSR continues to provide these services. On April 30, 2002, TFM and KCS, as successor in interest through a merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement.

      THE TEXAS MEXICAN RAILWAY COMPANY

      On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of the Texas Mexican Railway Company. On May 9, 2003, we sold a 51.0% interest in Mexrail to KCS pursuant to a stock purchase agreement dated April 15, 2003. The Mexrail stock sold by TFM was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51% interest in Mexrail. On September 23, 2003, the U.S. Surface Transportation Board issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase, TFM again owns 100% of Mexrail.

      Mexrail also owns the northern portion of the international rail bridge at Laredo, while TFM operates the southern portion of the bridge at Nuevo Laredo. The Texas Mexican Railway Company directly links KCSR and TFM's rail lines.

      The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Texas Mexican Railway Company's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with The Kansas City Southern Railway Company's system, is operated through trackage rights that were granted to Mexrail by the U.S. Surface Transportation Board in 1996. The Texas Mexican Railway Company's railway also interchanges with our rail lines at Laredo, Texas and with the Union Pacific Railroad and BNSF at Corpus Christi.

      The Texas Mexican Railway Company implemented a significant improvement program to enable it to handle the expected increase in cross border trade from NAFTA and its affiliations with KCSR and TFM. Since 2000, trains on the main line of the Texas Mexican Railway Company's track have operated at speeds of 30 mph or greater and the right-of-way has been cleared for 21-foot doublestack containers. In 2001, the Texas Mexican Railway Company also acquired the out-of-service 84.5-mile Rosenberg-Victoria line and right of way from the Union Pacific Railroad. This acquisition, over time, is expected to reduce 70 operating miles between Laredo and Houston, and Beaumont, Texas. In addition, the Serrano rail yard in Laredo, Texas serves as a customs exchange and clearinghouse for inbound rail traffic from the U.S., thereby improving the efficiency of the movement of freight across the border by relieving current congestion and delays associated with customs activities conducted on the crossing bridge. The Serrano rail yard, which encompasses approximately 250 acres and over 8.5 miles of trackage, is the principal railcar and intermodal facility for the Texas Mexican Railway Company. Since 2001, the Texas Mexican Railway Company has been investing in connection with the rehabilitation of its main line, sidings and yards in Corpus Christi, Texas due to the growth in traffic on such line and in order to provide better service to its customers. The Texas Mexican Railway Company is expected to invest $50 million in connection with this rehabilitation.

      We have entered into through-rate agreements with U.S. railroads providing for a single quoted rate for rail transport to and from Mexico. We plan on continuing to work with the Texas Mexican Railway Company to further improve transit times, railcar capacity at Laredo, and overall service to convert grain traffic consisting of imports from south Texas into Mexico currently transported mainly by truck.

INSURANCE

      Our business is subject to a number of risks, including:

      -     mechanical failure;

      -     collision;

      -     property loss;

      -     cargo loss or damage; and

      - business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

      In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental mishaps.

      Our present insurance coverage insures against the accident-related risks involved in the conduct of our business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. Our insurance policy also provides for "per-incident" maximum amounts which vary depending upon the nature of the risk insured against. Our policy is renewable on an annual basis and expires in June 2004. We can give no assurance, however, that all risks are or will be adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The Mexican railroad services law and regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that we elect not to undertake such repairs, these proceeds must be paid to the Mexican government.

      Despite the catastrophic events of September 11, 2001 in the U.S. and their subsequent effect on increasing insurance rates in local and foreign insurance markets, we have not experienced a significant increase in our liability insurance premiums due in part to our improved safety record and overall performance.

SEASONALITY

      The majority of our customers are industrial in nature, including car manufacturers, grain distribution companies and industrial plants. Our sales revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers' order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations which typically results in an increase in our sales revenue for the third quarter of our fiscal year. We experience a decrease in sales revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers' productivity during the Christmas holidays.

SOURCES AND AVAILABILITY OF RAW MATERIALS

      All of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. We experienced decreases of 11.2% in 2002 and 8.7% in 2001 in our average price of fuel per gallon. In 2003, our average price of fuel per gallon increased by 24.2% from 2002. The price of diesel fuel may continue to increase, which could have an adverse effect on our future results of operations.

SALES AND MARKETING

      Our marketing and sales efforts are designed to grow and expand current customer base business through focusing on truck conversion up the supply chain, and securing existing traffic with current customers through long-term contracts. Emphasis is being placed on attracting new business in the U.S., Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to intermodal customers and customers shipping commodities such as chemicals and automotive products, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of the Texas Mexican Railway Company, KCSR, the Union Pacific Railroad, BNSF and other major U.S. and Canadian rail carriers. We have strong relationships and transportation arrangements with Grupo TMM, which uses our rail lines to arrange land transportation of products imported from abroad and destined for markets in Mexico or exported to international markets. This allows us to link markets in Mexico with points in Grupo TMM's transportation and logistics network. We have also established arrangements with railroads throughout the U.S. that are expected to increase intermodal business on routes between intermodal facilities in the U.S. and Mexico. By offering double-stack services to and from Mexican markets and by quoting a single rate for carload shipments between Mexican and U.S. points of destination and origin, we expect to attract new business in both the U.S. and Mexico.

      We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts. These include the designation of customer sales territories and assignment of customer service teams to particular customers, the introduction of a web site that provides our customers with access to their car and rate information and the employment of several sales and customer service representatives throughout the U.S. to generate through traffic from U.S. railroads and monitor interline activity.

      Since we commenced operations, we have also been actively seeking to obtain new customer contracts with the expectation of entering into long-term contracts with several existing customers. Although written customer contracts are not customary in the Mexican railroad industry, we have succeeded in negotiating written contracts with a number of our major customers.

      We deal directly with most of our customers in collecting payment for freight service and generally receive payment prior to, or within 30 days following, delivery of service. For outbound prepaid freight and inbound freight payable upon delivery, we collect full payment from the dispatching party, retain the portion allocable to transportation on our rail lines and, if applicable, remit the remainder to other railroad operators on a monthly basis. These collection procedures also apply to freight imported from and exported to the U.S. A significant portion of our contracts are both quoted and settled in Dollars, and the vast majority of additional freight services are quoted in Dollars and settled at a Dollar-Peso exchange rate which approximates a Dollar-denominated contract. We are continuing to move forward with executing Dollar-denominated contracts, and we believe that a majority of our contracts are now denominated in Dollars. Approximately 59.7% of our total revenues in 2003 were denominated in Dollars.

PATENTS, LICENSES, INDUSTRIAL, COMMERCIAL OR FINANCIAL CONTRACTS

SICOTRA

      We have a license to use SICOTRA, a Union Pacific Technologies system, among other purposes, to report car movements in train and yard operations and to process bill of lading information. We have trained personnel to use SICOTRA and have taken and continue to take steps to customize SICOTRA applications for our operations.

      Our improvements to SICOTRA allow us to:

      - facilitate our communications with major U.S. railroads using the SICOTRA system;

      - achieve better, more efficient movements of trains and loaded and empty cars in locations along our rail lines, improve locomotive utilization, equipment and infrastructure utilization levels, and the recording and maintenance of accurate and timely revenue information, thereby minimizing labor costs, fuel consumption and other expenses; and

      - participate in the North American rail industry's interline services management system, providing coordinated customer service and scheduled links among railroads.

TRAIN DISPATCHING SYSTEM

      We have modernized and upgraded our train dispatching system. We are presently utilizing two types of train dispatching systems:

      - A radio-based track warrant control system is in place over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

      - A centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Mexico City and Nuevo Laredo, is in place over an aggregate distance of 1,425 track kilometers, or approximately 35.0% of the total tracks of our rail lines.

      To improve operating efficiencies, the dispatchers covering all portions of our rail lines, under both the radio-based track warrant control and CTC systems, are now using the same computer system. This has improved train dispatching by providing dispatchers with a single graphical interface representing our entire rail system. This system also allows for recording of train arrivals, departures, delays and other important data with which operation efficiency analysis is performed. This information is used for payroll and personnel administration purposes.

DOCUMENTATION AND BILLING SYSTEM

      We have developed, tested and fully implemented a state-of-the-art documentation and billing system that allows our clients to use the Internet to track and trace their rail cars, access online documentation (including account statements) and use predetermined templates to expedite the process and ensure consistency and quality of information.

      ONLINE CUSTOMER SERVICE

      In the customer service area, we have converted our Internet home page (http://www.tfm.com.mx) into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding TFM's services. Besides providing information about TFM's business areas and services, our web site provides customers with access to multiple services including:

      -     electronic waybilling;

      -     "Track and Trace";

      -     AEI (Automatic Equipment Identification) readouts;

      -     TFM graphical rail network;

      -     equipment order monitoring;

      -     rates inquiries;

      -     equipment historical information;

      - an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

      -     invoice inquiries; and

      -     train schedule and other information.

COMPETITION

      We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value-added services such as traceability of shipment and availability of rates through the Internet.

      Some segments of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, in some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling. While the Mexican rail system was operated by FNM, trucking increased its market share relative to rail transport in Mexico as a result of the rail sector's poor customer service, unreliability and lack of car availability. We believe that we have corrected most of the service-related problems experienced under FNM and we are beginning to make inroads in capturing market share from the trucking industry.

      We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

      - Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail. For example, one train with a two- or three-person crew can transport the same freight volume that would require 242 truck drivers.

      - With our customer service structure and substantial capital improvements, we believe that we have created a customer-oriented business which, together with our other competitive advantages, are making our freight services more attractive than those presently offered by trucking concerns.

      We also face competition from the other recently privatized railroads in Mexico, particularly from Ferromex. We have experienced, and continue to experience, competition from Ferromex in respect of the transport of steel freight, which has had, and continues to have, an adverse effect on our operating results. Ferromex's rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juarez, Nogales and Mexicali and also serve the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates for agricultural products, because these are not time sensitive commodities and therefore can afford to be transported using longer routes. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

      On February 22, 2002, Ferromex and Ferrosur announced that they had agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and, on May 16, 2002, the Mexican Antitrust Commission announced that it notified Ferromex that it has denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order and, on September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummate the acquisition. On October 31, 2002, Ferromex requested the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission. We also requested a Federal Court in Mexico to review our complaint against the acquisition, requesting to be recognized as a party to the proceedings of the Mexican Antitrust Commission, and obtained a favorable ruling (amparo). Ferromex and Ferrosur subsequently withdrew their petition before the Mexican Antitrust Commission, which terminated the acquisition request in October 2003.

      Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and the Mexico City Terminal Railroad. These rights will give Ferromex more direct access to the Queretaro and Mexico City markets. In turn, the other railroads are required to grant rights to TFM which will allow us to directly access the Guadalajara market, Mexico's third largest industrial and commercial center.

      The Mexican railroad services law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican railroad services law and regulations allow us to determine our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the Ministry of Transportation may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027. In addition, the concession provides that under certain circumstances the Ministry of Transportation may require us to grant track usage rights commencing in 2017 if the Ministry of Transportation determines that there is no effective competition.

      Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

      In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. Under NAFTA, Mexican trucks were to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the U.S. did not follow the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the U.S. to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because it had failed to adequately review the impact on air quality in the U.S. of rules allowing Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals' ruling required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act requirements. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals' ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation's request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals' ruling. Although the U.S. Department of Transportation is no longer required to perform an Environmental Impact Statement under the U.S. Supreme Court's ruling, the U.S. and Mexico must still complete negotiations regarding safety inspections before the border is opened. We cannot predict when these negotiations will be completed. See Item 3D, "Risk Factors -- Significant competition from trucks and other railroads, as well as limited competition from the shipping industry, could adversely affect our future financial performance."

BASIS FOR COMPETITIVE STATEMENTS

      The basis for our statements regarding our competitive position consists of our analysis of financial and statistical information about our competitors made publicly available by the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the AAR.

GOVERNMENT REGULATION

      The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as TFM, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Mexican Foreign Investment Commission. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

      The Ministry of Transportation is principally responsible for regulating railroad services in Mexico, including railroad services on our rail lines. The Ministry of Transportation has broad powers to monitor our compliance with the concession, and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats our business plans confidentially. The Ministry of Transportation monitors our compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.

      The Mexican railroad services law and regulations provides the Mexican government certain rights in its relations with us under the concession, including the right to take over the management of TFM and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

      In addition, under the concession and the Mexican railroad services law and regulations, the Mexican Antitrust Commission under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set our tariffs for rail freight services.

      See Item 3D, "Risk Factors -- The Mexican government may revoke or restrict our ability to exploit our concession under a number of circumstances" and Item 3D, "Risk Factors -- The rates for trackage rights set by the Ministry of Transportation may not adequately compensate us."

ENVIRONMENTAL REGULATION

      Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environmental Protection and Natural Resources). The Procuraduria Federal de Proteccion al Ambiente (Attorney General for Environmental Protection) has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry of the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the Mexican governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.

      We acquired 100.0% of the outstanding shares of Mexrail in March 2002 and sold a 51.0% equity interest in Mexrail to KCS in May 2003 pursuant to a stock purchase agreement dated April 15, 2003. In September 2003, we reacquired the 51.0% equity interest previously transferred to KCS. As a result of our ownership of Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. CERCLA and Superfund laws impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

      Noncompliance with applicable legal provisions may result in the imposition of considerable fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and management does not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

C.    ORGANIZATIONAL STRUCTURE

CORPORATE STRUCTURE

      TFM is owned 80.0% by Grupo TFM, comprising 100.0% of TFM's unrestricted voting shares, and 20.0% by the Mexican government, consisting of restricted voting shares. Grupo TFM acquired its equity interest in TFM in connection with the privatization of the Northeast Rail Lines. Grupo TFM is owned 38.4% by TMM Multimodal, a subsidiary of Grupo TMM, 36.9% by KCS, which owns KCSR, and 24% by TFM following its acquisition of the Mexican government's 24.6% equity interest on July 29, 2002. Grupo TMM, through its wholly-owned subsidiary, TMM Holdings, owns a 100.0% voting interest and an approximate 96.6% economic interest in TMM Multimodal.

      On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement. See Item 3D, "Risk Factors -- Our strategic partners, Grupo TMM and KCS, are involved in a dispute and we are involved in other legal proceedings with KCS" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

EQUITY INTEREST OF THE MEXICAN GOVERNMENT IN GRUPO TFM AND TFM; NEGOTIATION OF CERTAIN RELATED MATTERS WITH THE GOVERNMENT

      EQUITY INTEREST OF THE GOVERNMENT IN GRUPO TFM AND TFM

      The Mexican government's equity interest in Grupo TFM, which we acquired on July 29, 2002, consisted of 2,478,470 Series L-1 Shares of Grupo TFM, which had restricted voting rights and represented 24.6% of Grupo TFM's total shareholders' equity. The Mexican government paid a total purchase price of $198.8 million for its interest in Grupo TFM. A call option was granted by the Mexican government to the original shareholders of Grupo TFM pursuant to the call option agreement. The call option was originally held by the principal shareholders. Under the call option, each principal shareholder had an option to acquire, directly or indirectly, a pro rata portion of the Mexican government's interest, based on that shareholder's equity ownership of Grupo TFM, at a purchase price per share equal to the per share price initially paid by the Mexican government, plus interest at the rate payable on one- year U.S. Treasury obligations. The call option could be exercised at any time on or before July 31, 2002. If the call option (or any portion thereof) had not been exercised by that date, it would automatically expire, although any unexercised portion of the call option with respect to any of the principal shareholders may have been exercised pro rata by the other principal shareholders within a period of 15 days following the call option expiration date.

      The principal shareholders exercised the call option and appointed TFM as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. The acquisition was consummated on July 29, 2002, and the purchase price was $256.1 million. Prior to the acquisition by TFM, the Mexican government's shares were converted to Series L-2 Shares with more limited voting rights in accordance with the provisions of Grupo TFM's by-laws. As a result of the acquisition of the call option shares, we have achieved certain financial benefits and have reduced the Mexican government's ownership and involvement in our business. We financed the purchase price for the call option shares with (1) net proceeds of $152.9 million from the sale of the 2012 senior notes and (2) $85.2 million (based on the applicable exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the Mexican government, together with $18.0 million in cash from our operations.

      The Mexican government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the Put Agreements, the Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase such interest at the original Peso purchase price per share paid by Grupo TFM for its 80.0% interest in TFM, indexed to account for Mexican inflation. If Grupo TFM does not purchase the Mexican government's interest, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at this price and release Grupo TFM from its obligation. The price of the Mexican government's interest, as indexed for Mexican inflation, was approximately 1,570.3 million UDIs (representing Ps. 5,264 million, or approximately $469.4 million, as of December 31, 2003). The estimated fair market value of the Mexican government's interest as of December 31, 2003 was $475.6 million (the fair market value represents the price that a third party would be willing to pay).

      On November 3, 2003, the Ministry of Transportation notified Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Mexican government's TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation's communications with respect to the Mexican government's put rights.

      See Item 3D, "Risk Factors -- The Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase the Mexican government's 20% interest in TFM" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Mexican Government's Put on its Equity Interest in TFM."

      NEGOTIATION OF CERTAIN RELATED MATTERS WITH THE MEXICAN GOVERNMENT

      Following our privatization in 1997, we and our shareholders have negotiated with the Mexican government the resolution of certain matters related to the granting of the concession and our acquisition of related railroad assets.

      In connection with these negotiations, on February 9, 2001, the Mexican government, through the Ministry of Transportation, issued an official statement pursuant to which we and the Mexican government agreed to the transfer of the redundant La Griega-Mariscala track back to the Mexican government. On February 12, 2001, the Mexican government amended our concession title to reflect the reversion of the La Griega-Mariscala line to the Mexican government. The consideration for the transfer of the track was approximately Ps. 653.6 million plus applicable value added tax, or approximately Ps. 751.6 million. The Peso amount was reflected on our books in dollars as a receivable due from the Mexican government using the interbank exchange rate as of the last day of each calendar month. The Mexican government agreed to pay the consideration for the La Griega-Mariscala line to us upon the earlier to occur of (1) the acquisition of the Mexican government's 20.0% interest in TFM or its 24.6% interest in Grupo TFM by TFM, Grupo TFM or its shareholders or affiliates or (2) October 31, 2003. The Mexican government paid us this consideration upon consummation of our acquisition of its interest in Grupo TFM on July 29, 2002. The amount of the consideration was adjusted based on an appraisal of the La Griega-Mariscala track on July 29, 2002, the date of payment, and was translated into dollars using the prevailing Peso-Dollar exchange rate on that date. By acquiring the call option shares through the exercise of the call option, we received payment of this consideration significantly before October 31, 2003. Using the interbank exchange rate on July 29, 2002, the amount paid to us by the Mexican government was $85.2 million.

      The La Griega-Mariscala track is a redundant 32-kilometer stretch of track which is part of our dual track running between Mexico City and the city of Queretaro. The Mexican government subsequently granted the La Griega-Mariscala track to Ferromex to fulfill its obligation to provide Ferromex with a track along this route to facilitate transport by Ferromex through Queretaro.

      In connection with the transfer of the La Griega-Mariscala track, our concession was also amended to relieve us from responsibility for the maintenance of the electrified catenary over the portion of our dual line between Huehuetoca in the state of Mexico and the city of Queretaro and to authorize our dismantling of the catenary over that portion of the line, which we completed in 1999. In addition, the amendment requires us to complete certain railway improvements which we believe will not involve material expenditures.

      The stock purchase agreement pursuant to which Grupo TFM acquired its TFM shares from the Mexican government provided for a purchase price adjustment in the event that Grupo TFM were to suffer any loss greater than Ps. 30.0 million (approximately $3.8 million at the then-prevailing exchange rate) as a result of any undisclosed liability, or from the non-delivery of railroad assets purchased by TFM from the Mexican government, provided that any claim for an adjustment must be made within 180 days after commencement of TFM's operations. After conducting a purchase audit of the rolling stock that it received, TFM submitted to the Mexican government a claim for reimbursement in respect of undelivered rail cars and other equipment. This claim was resolved in TFM's favor, and TFM received from the Mexican government approximately $9.0 million (including $2.0 million of interest) in 1998 and an additional amount of approximately $6.0 million (including $2.2 million of interest) in October 1999, amounting to an aggregate settlement payment of $15.0 million. For accounting purposes, the adjustments resulting from the non-delivery of assets reduced the recorded value of the fixed assets acquired in connection with Grupo TFM's acquisition of TFM, and the interest portion was credited to income.

D.    PROPERTY, PLANTS AND EQUIPMENT

DESCRIPTION OF PROPERTY

      Our principal executive offices, which we lease, are located at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico and our headquarters are located at Av. Manuel L. Barragan 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo Leon. We also own several freight yards located along our rail lines.

      For a discussion of our right to use property under our concession see
Item 4A, "History and Development of the Company -- Passenger Transport." and
Item 4B, "Business Overview -- The Concession." For a discussion of certain risks related to the property and equipment we own or have the right to use, and restrictions regarding our ability to encumber our property see Item 3D, "Risk Factors -- The Mexican government may revoke or restrict our ability to exploit our concession under a number of circumstances." For a discussion of environmental issues that may affect our utilization of our property, see Item 4B, "Business Overview -- Environmental Regulation."

TRACK

      As of December 31, 2003, our rail lines consisted of the following track:

                                                                  UNDER         TRACK USAGE
                                                                CONCESSION         RIGHTS           TOTAL
                                                                ----------      -----------        --------
                                                                                  (IN KILOMETERS)
Main track...................................................        4,245              950           5,195
Sidings under centralized traffic control....................          216                -             216
Spurs, yard tracks and other sidings.........................          251                -             251
                                                                     -----              ---           -----
     Total...................................................        4,712              950           5,662
                                                                     =====              ===           =====

      All of our track is standard gauge (56.5 inches) and is generally in good condition. Of our 4,245 kilometers of main track, 100.0% has 100 to 136-lbs. rail and approximately 76.0% is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along TFM's core routes varies between 50 kph and 80 kph. Since we commenced operations, we have extended sidings on our tracks up to 10,000 feet, enabling longer trains to pass or meet each other.

      The following table sets forth certain information with respect to our track as of December 31, 2003:

                                                             MAIN LINE - MEXICO CITY
                                                                 TO NUEVO LAREDO         ALL LINES
                                                             -----------------------     ---------
                                                                         (IN KILOMETERS)
Continuously welded rail..................................           1,499                 3,297
Jointed rail..............................................               0                   948
                                                                     -----                 -----
     Total................................................           1,499                 4,245
                                                                     =====                 =====
Concrete ties installed...................................           1,445                 2,574
Wood ties installed.......................................              54                 1,671
                                                                     -----                 -----
     Total................................................           1,499                 4,245
                                                                     =====                 =====

      The portion of the Mexico City -- Nuevo Laredo core route between Mexico City and Queretaro (a distance of approximately 230 kilometers) has double track, which accommodates greater traffic volume and maximum allowable speeds of approximately 80 kph. Our rail lines support a weight of 130 tons per rail car.

      We run freight trains at average speeds of approximately 50 to 70 kph along our core routes between Mexico City and the U.S. border. The majority of the main line track of our rail lines accommodates these speeds or greater speeds. Approximately 85.0% of our main line track handles speeds of up to 60 kph.

      Installations along our rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

BRIDGES, TUNNELS AND CULVERTS

      Our core routes and feeder lines include 1,226 bridges with a total length of 25,252 meters, of which 1,111 are permanent and 115 are temporary; 301 are steel structures, 810 are concrete structures and 115 have inverted floor systems, timber structures or are mixed.

      There are 98 tunnels on our rail lines, having a total length of 26,882 meters, which are on our main lines and allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway.

EQUIPMENT

      We own an estimated 23.0% of the cars running over our rail lines and the remaining 77.0% are privately-owned, belonging to Mexican and foreign, mainly U.S., companies or railroads. Our fleet consists of 4743 locomotives, of which 467 are diesel, of which Electro Motive Division ("EMD"), a subsidiary of General Motors, built 243 and GE built 224. We have entered into long-term leases for 150 additional locomotives, all of which we have received. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding to our fleet state-of-the-art locomotives that provide 48.2% more horsepower per unit, compared with our 3000 horsepower road engines, and 79.5% more horsepower compared to our previous total horsepower base, allowing us to haul longer trains with fewer locomotives. We have also continued a decrease in fuel consumption due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight.

      Our long-term locomotive leases are for terms of 20 years. We currently use 150 of our leased locomotives. We lease some of the locomotives in our fleet to the Texas Mexican Railway Company. The average age of the locomotives in our fleet is approximately 13 years, which we believe is one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 12 years.

      Of the 473 locomotives in our fleet, approximately 258 are assigned to the hauling of freight, 50 are used for yard work, 60 locomotives are subleased to third parties (55 to the Texas Mexican Railway Company and 5 to KCSR), 2 of which are running on the Union Pacific line under a horsepower-per-hour interchange agreement, 6 locomotives are electric (and out of service) and 64 of our yard and road engines are currently in storage. We use the remaining 33 units for miscellaneous purposes such as maintenance of way trains and industry switching.

      The following table describes our locomotive fleet and maintenance contractors, as more fully described under " - Improvements, Maintenance and Repair," as of December 31, 2003.

                                  NUMBER      NUMBER OF                      YEAR
      MAKE         TYPE          OF UNITS       AXLES      HORSEPOWER        BUILT        MAINTAINED BY
      ----         ----          --------     ---------    ----------        -----        -------------
OWNED
      EMD      SW1504                15           4          1,500           1973           MPI/GETS
      EMD      MP15AC                11           4          1,500           1983           MPI/GETS
      EMD      GP38-2                50           4          2,000          1975-83         MPI/GETS
      EMD      SD45                   1           6          3,600           1978           MPI/GETS
      EMD      SD40                  52           6          3,000          1968-72         MPI/GETS
      EMD      SD40-2                39           6          3,000          1973-88         MPI/GETS
       GE      B23-7                  7           4          2,250           1981            Alstom
       GE      C30-7                 38           6          3,000          1982-89          Alstom
       GE      SUPER 7              104           6          3,000          1990-94          Alstom
       GE      E-60 (Elect.)          6           6          6,000           1984            Alstom
                                    ---
Total owned...................      323
                                    ===
LONG-TERM LEASE
       GE      AC4400CW              75           6          4,400         1998-2000          GETS
       EMD     SD70MAC               75           6          4,000         1999-2000          GMM
                                    ---
Total under long-term lease...      150
                                    ===

      Rail cars owned and leased by us as of December 31, 2003 consisted of the following:

                                                                            OWNED      LEASED
                                                                           ------      ------
Box cars................................................................    1,194         663
Gondolas................................................................    1,831       1,998
Covered hoppers.........................................................      573       2,674
Flat cars...............................................................      559         308
Bi-level carriers.......................................................        0       1,287
Spine cars..............................................................        0          48
Tank cars...............................................................       71         705
Cabooses................................................................       51           0
Open top hoppers........................................................       10
Office cars.............................................................        4           0
                                                                            -----       -----
     Total..............................................................    4,293       7,683
                                                                            =====       =====

      To supplement our fleet of owned railcars, we have implemented an operating lease program that allows us to effectively manage our car capacity to meet the varying demands of our traffic volumes. Our leased cars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and tri-level and bi-level carriers. We also lease cars, large and small trucks and other equipment for a variety of functions. In addition, we are refurbishing some of our cars. At our commencement of operations, we had a substantial shortage of box cars and grain hoppers. Through our agreements with U.S. railroads regarding car hire and our operating lease program, we have increased our fleet size and eliminated these shortages. See
Item 4, "Information on the Company -- Business Overview -- Environmental Regulation."

      SALES AND MARKETING

      We have installed an online waybill monitor that reports all service orders on the hour, by station, product segment, and customer identification. This system allows on-the-spot reporting of sales for the day, month or year.

IMPROVEMENTS, MAINTENANCE AND REPAIR

      We have entered into locomotive maintenance agreements with Alstom Transporte, S.A. de C.V. ("Alstom"), GE Transportation Systems Mexico, S.A. de C.V., GETS Locomotive Services, S.A de C.V., MPI Noreste, S.A. de C.V. ("MPI") and General Motors de Mexico S. de R.L. de C.V. ("GMM") under which these contractors provide both routine maintenance and major overhauls. Routine maintenance includes periodic inspections, oils and lubricants, filters, maintenance of wheel profiles, compression and other engine checks and all repairs. Our locomotives are inspected in full compliance with those regulations as required by the U.S. Federal Railroad Administration, or FRA, which enables our locomotives to operate in the U.S. pursuant to interchanges with major U.S. railroads. Major overhauls are performed every 600,000 to 750,000 miles for rebuilt locomotives, and every 1,000,000 miles for new locomotives. Our maintenance contracts require that our locomotives be available for freight service 93.0% of the time.

      We believe that the outsourcing of our locomotive maintenance provides us with significant advantages by relieving us of locomotive maintenance requirements while allowing us to focus on implementing our operating initiatives in order to provide efficient and reliable rail service. By outsourcing we also avoid the need to incur the significant expenditures associated with locomotive maintenance facilities. Our locomotive maintenance contract with MPI expires in 2014, our maintenance contract with Alstom expires in 2009 and our contracts with GE and GMM expire in 2020. GE recently acquired MPI and certain MPI affiliates. We have claimed that this acquisition constituted a transfer of the MPI agreement without our consent and, as a result, we anticipate a favorable renegotiation of the terms of our existing agreements with GE and MPI.

      Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing TFM personnel to perform such maintenance.

      In the operations area, we have implemented certain systems designed to enhance the safety and availability of our fleet and the efficiency of our rail service.

      We are using an extensive locomotive help desk system designed to improve management of locomotive maintenance, reporting of mechanical problems and repairs. This system includes a scheduling feature, an interface permitting maintenance personnel to record data on repairs and statistics on various efficiency indicators.

      In addition, we have implemented a car repair and billing system to expedite collections for mechanical repairs performed to the fleet of other railroads in accordance with AAR standards. This system provides all repair validations and an AAR pricing catalog. Our new shipper car order system, which will extend our scheduling and car pool management capabilities, is currently in production.

REFURBISHING OF OUR ROUTE

      In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom pursuant to which it is providing both routine and major rehabilitation of our Celaya-Lazaro Cardenas line, which comprises approximately 350 miles of track. In 2002 and 2003, our maintenance and rehabilitation expenses under this contract amounted to $35.6 million and $3.4 million, respectively. Under this agreement, we are committed to paying a total of approximately $97.0 million for maintenance and rehabilitation of this route over a period of 12 years. As of December 31, 2003, we have paid $43.4 million under this agreement.

      For a discussion of our capital improvements program, see Item 3D, "Risk Factors -- Our business is very capital intensive and requires us to make significant ongoing capital expenditures; failure to make such capital expenditures could result in the revocation of our concession", Item 4B, "Business Overview -- Business Strategy and Development Since Commencement of Operations" and Item 5B, "Liquidity and Capital Resources -- Capital Expenditures."

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

      The following discussion and analysis relates to the financial condition and results of operations of TFM and Grupo TFM for the relevant periods and is based on, and should be read in conjunction with, TFM's financial statements and Grupo TFM's financial statements, respectively, appearing elsewhere in this report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under Item 3D, "Risk Factors." See "Forward-Looking Statements" for cautionary statements concerning forward-looking statements.

CORPORATE OVERVIEW

      TFM was established by the Mexican government in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de Mexico. In December 1996, pursuant to a stock purchase agreement, Grupo TFM was awarded the right to acquire 80.0% of the outstanding share capital of TFM (representing 100.0% of TFM's unrestricted voting shares). The acquisition of those shares by Grupo TFM from the Mexican government was completed on June 23, 1997.

      TFM's rail lines are comprised of approximately 2,638 miles of track which form a strategically important rail link within Mexico and to the NAFTA corridor. TFM's rail lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the U.S. border crossings at Nuevo Laredo and Matamoros.

EXECUTIVE SUMMARY

      2003 ANALYSIS

      Our revenues for the year ended December 31, 2003 were $698.5 million (including $57.1 million in revenues from the Texas Mexican Railway Company), which represents a decrease of $13.6 million or 1.9% compared to the year ended December 31, 2002. Our revenues in 2003 were negatively impacted by a decrease in revenues from the automotive industry of $29.4 million or 19.1% in 2003 from 2002, which was partially offset by an increase in revenues from the conversion of traffic from truck to rail transport, an increase in the Texas Mexican Railway Company's revenues, and an increase in revenues from the agro-industrial, chemical and petrochemical products, and cement and mineral product categories.

      Our income on transportation for the year ended December 31, 2003 was $133.2 million, which represents a decrease of $21.3 million or 16.0% compared to the year ended December 31, 2002. Our costs and expenses for the year ended December 31, 2003 were $565.4 million, which represents an increase of $7.7 million or 1.4% compared to the year ended December 31, 2002. Our costs and expenses include fuel expenses, which increased $13.8 million or 27.6% in 2003 over 2002, and casualties and insurance expenses, which increased $0.6 million or 4.1% in 2003 over 2002. Nevertheless, our costs and expenses for the year ended December 31, 2003 reflected the results of some of our cost control measures, which contributed to (i) a decrease in salaries, wages and employee benefits expenses of $2.6 million or 2.1% in 2003 from 2002, (ii) a decrease in costs of material and supplies of $0.6 million or 6.9% in 2003 from 2002 and
(iii) a decrease in costs of purchased services of $8.2 million or 5.0% in 2003 from 2002, which was attributable to reduced expenses related to maintenance of locomotives and cars.

      2004 OUTLOOK

      Revenue Growth. We expect to achieve revenue growth of 6.0% to 9.0% for 2004. We project revenue increases in 2004 in our product categories, except for revenues from the automotive and intermodal industries, which are expected to decrease slightly. We expect the largest percentage revenue increases to be from the transportation of (i) chemical and petrochemical products and (ii) manufactured products, industrial products and metals and minerals. We also expect modest percentage revenue increases from the transportation of agro-industrial products. If Mexico and the U.S. recover from the economic recession during 2004, we expect that such recovery will have a positive impact on our operating trends and results.

      Fuel prices. During 2004, we expect that fuel prices will remain volatile. We anticipate that fuel prices will continue to be driven by high levels of consumption and relatively tight levels of inventories. This situation is being increasingly complicated by the build-up of strategic reserves within the oil consuming countries. In order to mitigate this unstable situation with respect to oil prices which results in higher diesel fuel prices, we may hedge our position through purchase commitments and fuel swaps, both of which may reduce the risk of the adverse impact of volatile fuel prices.

      Capital expenditures. During 2004, we expect to make capital expenditures of approximately $55 million, consisting mainly of (i) improvements to our tracks, yards, and sidings, (ii) the construction of new facilities for our customers' needs, and (iii) upgrades of our locomotives and rolling stocks. The Texas Mexican Railway Company has been investing in a major rehabilitation of its main line, sidings and yards in Corpus Christi, Texas. In connection with this rehabilitation, the Texas Mexican Railway Company is expected to make capital expenditures in the amount of $50 million, $36 million of which is estimated to be made in 2004. We have been seeking financing for this major rehabilitation by applying for funds from the Department of Transportation, Federal Railroad Administration under its Railroad Rehabilitation and Improvement Financing Program.

ACCOUNTING CONSIDERATIONS

      Our financial statements are prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. Effective May 2002, IFRS is the new term for the entire body of accounting standards issued by the IASB, replacing the earlier term, IAS. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix "IAS". For further information on the principal differences between IFRS and U.S. GAAP, see
Note 12 of our financial statements appearing elsewhere in this report.

      Each of these differences affects both net income and stockholders' equity. Net income under U.S. GAAP of TFM was $91.9 million, $136.6 million and $34.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. Net income under U.S. GAAP for Grupo TFM was $73.6 million, $110.2 million and $27.3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

      Effective January 1, 1999, Mexico ceased to be classified as "highly inflationary" for purposes of applying Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). In connection with this change, we performed an analysis under the guidance of FAS 52 and IAS No. 29, "Financial Reporting in Hyper Inflationary Economies" ("IAS 29"), to determine whether the U.S. Dollar or the Mexican Peso should be used by TFM as its functional currency for IAS and U.S. GAAP purposes for periods subsequent to December 31, 1998. Based on the results of this analysis, we concluded that the U.S. Dollar is the appropriate functional currency for IFRS, U.S. GAAP and U.S. Securities and Exchange Commission ("SEC") reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to Pesos, our results of operations for IFRS, U.S. GAAP and SEC reporting purposes may be substantially different.

CRITICAL ACCOUNTING POLICIES

      Set forth below is a description of certain key accounting policies on which our financial condition and results of operations depend. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement transactions into U.S. Dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 2 to our financial statements appearing elsewhere in this report.

      Revenue Recognition. Railroad revenues for the relevant accounting period are recognized as income based on the shipments originated and corresponding destinations actually reached during that period. This requires our management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. In addition, with respect to interline revenues and haulage and trackage rights, we and the other Mexican railroads have to agree and reconcile usage amounts on a periodic basis. We have in the past had and continue to have disagreements with the other railroads with respect to such amounts and cannot assure you that this will not continue in the future.

      Financial Statement Transactions into U.S. Dollars. In preparing our financial statements, we translate non-U.S. currency amounts to U.S. Dollars following the guidelines of FAS 52, IAS 29 and related authoritative guidance. In doing so, we have determined that the U.S. Dollar is our functional currency and, therefore, we follow the historical method of our translation, and resulting translation gains or losses are reflected in earnings. The determination of the functional currency is dependent upon management's judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate the functional currency each fiscal period. Our most subjective key functional currency indicators are cash flows and sales revenues. Changes in our business in the future may impact the determination for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. Dollar, our results of operations and total assets and stockholders' equity in future periods could be negatively impacted.

      Financial Instruments. Fuel expenses are a significant component of our operating expenses. Fuel expenses are affected by various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. We will occasionally enter into transactions to hedge against fluctuations in the price of diesel fuel purchases to protect our operating results against adverse fluctuations in fuel prices.

      Deferred income taxes. We apply the provisions of IAS 12, "Income Taxes," and FAS 109, "Accounting for Income Taxes," which are both full liability methods. Since our commencement of operations, although we have generated book profits, we have incurred tax losses due primarily to the accelerated tax amortization of our concession rights. We have recognized a deferred income tax asset for the resulting net operating loss carryforwards and may continue to recognize additional amounts in the next few years. However, our management anticipates that such net operating loss carryforwards will be realized given the long carryforward period (through the year 2046) for amortization of the concession, as well as the fact that we expect to generate taxable income in the future. Our tax projections take into consideration certain assumptions some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.

NEW ACCOUNTING PRONOUNCEMENTS

      IFRS

      The IASB on December 18, 2003 revised IAS 1, 2, 8, 10, 16, 17, 21, 24, 27,
28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB's improvement project. The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of accounting standards issued by the IASB. The project resulted in: (i) removal of some options (i.e., allowed alternatives), (ii) better reporting through convergence and (iii) new guidance and disclosures. Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the IASB as part of its improvements project and issued on December 17, 2003. The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

      In February 2004, the IASB published IFRS 2, "Share-based Payment", which replaces IAS 19 disclosure requirements for equity compensation benefits. IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based payment transactions; and with settlement alternatives. The effective date for applying IFRS 2 is January 1, 2005.

      In March 2004, the IASB issued IFRS 3, "Business Combinations", which supersedes IAS 22 for all business combinations with an agreement date of March 31, 2004 and after. This IFRS also replaces the following interpretations from the Standing Interpretations Committee: (i) SIC-9 Business Combination -- Classification either as Acquisition or Uniting of Interests; (ii) SIC-22 Business Combinations -- Subsequent Adjustment of Fair Values and Goodwill Initially Reported; (iii) SIC-28 Business Combinations -- Date of Exchange and Fair Value of Equity Instruments. The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized. This IFRS does not apply to (i) business combinations in which separate entities or businesses are brought together to form a joint venture, (ii) business combinations involving entities or businesses under common control, (iii) business combinations involving two or more mutual entities, or (iv) business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without obtaining an ownership interest (for example, combinations in which separate entities are brought together by contract alone to form a dual listed corporation).

      In March 2004, the IASB issued IFRS 4, "Insurance Contracts", which provides for the first time, guidance on accounting for insurance contracts, and marks the first step in the IASB's project to achieve the convergence of widely varying insurance industry accounting practices around the world. The objective of this IFRS is to specify the financial reporting for insurance contracts by any entity that issues such contracts (described in this IFRS as an issuer) until the IASB completes the second phase of its project on insurance contracts. In particular, this IFRS requires: (i) limited improvements to accounting by issuers for insurance contracts; and (ii) disclosure that identifies and explains the amounts in an issuer's financial statements arising from insurance contracts and helps users of those financial statements understand the amount, timing and uncertainty of future cash flows from insurance contracts. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this new IFRS for an earlier period, it should disclose that fact.

      In March 2004, the IASB issued IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations." This IFRS sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35, "Discontinued Operations." The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, this IFRS requires: (i) assets that meet criteria to be classified as held for sale to be measured at the lower of the carrying amount and the fair value less costs to sell, and depreciation on such assets to cease; and (ii) assets that meet certain criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it should disclose that fact.

      U.S. GAAP

      In January 2003, FIN 46 "Consolidation of Variable Interest Entities" ("FIN 46"), was issued and clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities ("SPEs") created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or adopt the provisions of FIN 46-R early at the end of the first interim or annual reporting period ending after December 15, 2003 (i.e, as of December 31, 2003 for an entity with a calendar year-end). If a public company applies FIN 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public companies would be required to apply FIN 46-R to these post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

      In May 2003, the FASB issued SFAS No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. TFM does not expect that the adoption of SFAS 150 will have a material effect on our financial position or results of operations.

      We are presently evaluating the impact if any, that the adoption of the above mentioned statements will have on our consolidated financial statements.

RESULTS OF OPERATIONS

      TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

      REVENUES

      Revenues for the year ended December 31, 2003 totaled $641.4 million compared to $660.5 million for the year ended December 31, 2002, which represented a decrease of 2.9%. This minor decrease in 2003 was mainly attributable to the general slowdown of the U.S. and Mexican economies, particularly in the automotive industry. TFM's carloads (excluding the Texas Mexican Railway Company's carloads) in 2003 increased by 3.3% compared to 2002, while the Mexican economy grew by only 1.3%, foreign trade with the U.S. grew by only 1.5% (excluding petroleum). Additionally, the depreciation of the Peso against the Dollar negatively impacted our revenues by $37.3 million. Carloads are a standard measure used by TFM to determine the number of loaded cars that transport cargo on TFM's rail lines in order to determine traffic volume.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2002 and December 31, 2003, respectively.

                                                          YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                                      2002                        2003
                                             ----------------------      ------------------------
PRODUCT CATEGORY                             CARLOADS     REVENUES        CARLOADS     REVENUES
----------------                             --------   ------------     ---------   ------------
                                                        (IN MILLIONS)                (IN MILLIONS)
Manufactured products, industrial ...
   products, metals and minerals ....        227,067      $   195.6        246,619      $   199.7
Automotive products .................        131,926          154.1        120,883          124.7
Agro-industrial products ............        110,956          140.8        122,114          142.9
Chemical and petrochemical ..........
   products .........................         83,406          107.7         88,522          113.2
Intermodal freight ..................        190,694           56.3        190,488           52.4
Other ...............................              0            6.0              0            8.5
                                             -------      ---------        -------      ---------
TFM .................................        744,049      $   660.5        768,626      $   641.4
                                             =======      =========        =======      =========
Texas Mexican Railway Company .......         91,550           51.6        100,814           57.1
                                             -------      ---------        -------      ---------
   Total TFM ........................        835,599      $   712.1        869,440      $   698.5
                                             =======      =========        =======      =========

      Manufactured products, industrial products, metals and minerals. Revenues increased by $4.1 million or 2.1% in 2003 compared with 2002. We capitalized on Mexico's exemption from tariffs on steel imports that the U.S. imposed on non-NAFTA countries, as well as the recovery of long hauls from the Port of Lazaro Cardenas to Monterrey of slabs, billets, bars and wire rod. We also gained market share from "cabotage" shipping (shipping within Mexico and Mexican waters). Nevertheless, we experienced a continued slowdown in paper and wood product imports which were offset by revenues resulting from the conversion of truck traffic to rail and the recapture of lost customers.

      Agro-industrial products. Revenues increased by $2.1 million or 1.5% in 2003 compared with 2002. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn) and seeds imported to Mexico from the U.S. and Canada. In 2003, we increased our market share of grains to almost half of the total grains imported to Mexico from the U.S. and Canada. Additionally, we were able to convert truck traffic from the port of Lazaro Cardenas to Laredo.

      Automotive products. Revenues decreased by $29.4 million or 19.1% in 2003 compared with 2002. During 2003, vehicle production in Mexico decreased 15% due to reduced demand. This decrease was a result of the continued economic recession in the U.S. and Mexico. Additionally, we are still experiencing the adverse effect of the shutdown of the DaimlerChrysler plant in Lago Albert and the reduction of Ford exports from the Cuautitlan plant in 2002. Through efforts to convert truck traffic to rail, we have mitigated this reduction in our revenues, but our hauls have decreased because of volume lost from the closure of these plants.

      Chemical and petrochemical products. Revenues increased by $5.5 million or 5.1% in 2003 compared with 2002. Contributing to the increase in revenues were increases in petroleum coke traffic for CEMEX, transportation of fuel oil, diesel, gasoline for PEMEX and imported plastics traffic. Additionally, we continued the successful conversion from truck to rail transport through the use of transload facilities.

      Intermodal freight. Revenues decreased by $3.9 million or 6.9% in 2003 compared with 2002. Although we have been able to reduce our dependence on the automotive industry, 65% of this product category is related to automotive traffic. However, through our efforts to convert truck traffic to rail, we were able to reduce the impact of the slowdown in the automotive industry.

      Texas Mexican Railway Company. The Texas Mexican Railway Company's revenues increased by $5.5 million or 10.6% in 2003 compared to 2002. The Texas Mexican Railway Company's total revenues were $57.1 million in 2003. This increase was mainly the result of an increase in U.S. interchange traffic, as well as increased traffic from the agro-industrial, industrial and chemical product segments.

      OPERATING EXPENSES

      Total operating expenses amounted to $565.4 million for the year ended December 31, 2003, compared to $557.7 million for the year ended December 31, 2002, which represents a decrease of 1.4%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

                                                            YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------
                                                      2002                            2003
                                       ------------------------------------    -----------------------
                                                                 % OF                           % OF
                                           AMOUNT               REVENUE          AMOUNT        REVENUE
                                       -------------         -------------     ----------      -------
                                       (IN THOUSANDS)                        (IN THOUSANDS)
Salaries, wages and employee .......
   benefits ........................      $124,413              17.5%          $  121,762        17.4%
Purchased services .................       163,835              23.0              155,594        22.3
Fuel ...............................        50,139               7.0               63,972         9.2
Materials and supplies .............         8,455               1.2                7,871         1.1
Car hire -- net ....................        43,070               6.0               42,378         6.1
Rents other than car hire ..........        56,563               7.9               57,580         8.2
Casualties and insurance ...........        14,853               2.1               15,458         2.2
Other costs ........................        14,942               2.1               15,353         2.2
Depreciation and amortization ......        81,401              11.4               85,403        12.2
                                          --------              ----           ----------        ----
  Total operating expenses.........       $557,671              78.3%          $  565,371        80.9%
                                          ========              ====           ==========        ====

      Salaries, wages and employee benefits. Salary expenses decreased 2.1% to $121.8 million in 2003 compared to 2002. The decrease was largely attributable to the reduction in our average number of full-time employees by 2.2% to 3,392 in 2003 from 3,469 in 2002 and the depreciation of the Peso against the Dollar. This decrease in employees was partially offset by the annual wage increase payable to our union employees and an increase in other employee benefits that was effective July 1, 2003.

      Purchased services. Costs of purchased services decreased by $8.2 million or 5.0% in 2003 over 2002. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The decrease in the costs of purchased services was attributable to reduced expenses related to maintenance of locomotives and cars as a result of cost control measures and to more efficient operations. This decrease was partially offset by increased costs of maintenance of our Celaya-Lazaro Cardenas line.

      Fuel. Our fuel expenses increased 27.6% in the year ended December 31, 2003 compared to the year ended December 31, 2002 primarily due to the volatility of fuel prices during 2003. The average fuel price per gallon increased by 24.2% in 2003 over 2002. Additionally, in 2003, our fuel consumption increased 3.4% compared to 2002.

      Materials and supplies. Costs of materials and supplies consumed in the year ended December 31, 2003 were 6.9% lower than for the year ended December 31, 2002, primarily because of a decrease in track maintenance activities.

      Car hire - net. Our car hire - net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire - net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire - net expenses decreased by 1.6% in the year ended December 31, 2003 from the year ended December 31, 2002. Our car hire - net expenses decreased primarily because of lower traffic volume attributable to the slowdown in the automotive industry.

      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses increased by $1.0 million or 1.8% in the year ended December 31, 2003 from the year ended December 31, 2002. The increase in the cost of rents other than car hire was attributable to the higher number of railcars leased in 2003 compared to 2002.

      Casualties and insurance. These expenses increased 4.1% in the year ended December 31, 2003 from the year ended December 31, 2002 due to higher premium rates.

      Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging, travel, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses increased in the year ended December 31, 2003 mainly due to an increase of $0.3 million in concession duty, which is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.2% of gross revenues thereafter.

      Depreciation and amortization. Depreciation and amortization expenses in the year ended December 31, 2003 increased by $4.0 million from the year ended December 31, 2002 primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.

      INCOME ON TRANSPORTATION AND OPERATING RATIO

      Our income on transportation decreased to $7.7 million in the year ended December 31, 2003 from $154.5 million in the year ended December 31, 2002, representing a decrease of approximately 5.0%, due to the factors described above. Our operating ratio increased to 80.9% for the year ended December 31, 2003 from 78.3% for the year ended December 31, 2002.

      OTHER EXPENSES

      Other expense - net. Our other expenses - net increased by $16.0 million in the year ended December 31, 2003 from the year ended December 31, 2002 due to a one-time charge incurred in 2003 in connection with the Value Added Tax lawsuit. This increase was partially offset by the gain resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to $2.4 million.

      Interest expense - net. Interest expense - net for the year ended December 31, 2003 was $111.1 million compared to $96.7 million for the year ended December 31, 2002. Our interest expense - net increased in 2003 over 2002 because 2003 included a full year of interest expense on our 2012 senior notes issued on June 13, 2002.

      Exchange gain (loss) - net. We recorded a net foreign exchange loss of $13.7 million for the year ended December 31, 2003 compared to a net foreign exchange loss of $17.5 million for the year ended December 31, 2002. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2003 and 2002, the Dollar appreciated 7.4% and 13.9%, respectively, relative to the Peso.

      Deferred income tax. Our deferred income tax expense was $34.1 million for the year ended December 31, 2003 compared to a deferred income tax expense of $32.0 million for the year ended December 31, 2002. The income tax expense in the year ended December 31, 2003 is a result of the effect of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions.

      RESULTS OF OPERATIONS OF GRUPO TFM

      Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Consequently, the explanations of our results of the operations apply in all material respects to Grupo TFM's consolidated results of operations for the same period. Following is a description of the additional items unique to Grupo TFM. The minority interest increased to a loss of $12.2 million in 2003 from a loss of $2.3 million in 2002. This increase was driven by: (i) one-time expenses in connection with the VAT lawsuit in 2003, (ii) an increase in our interest expenses in 2003 (which included a full year of interest expense on TFM's 2012 senior notes issued on June 13, 2002) compared to 2002 and (iii) an increase in deferred income tax expenses recorded in 2003 compared to 2002 as a result of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions. The minority interest component of the consolidated statement of results of operations reflects the 20.0% share of TFM held by the Mexican government. The minority interest decreased to a loss of $2.3 million in 2002 from a gain of $20.4 million in 2001. This decrease was driven by the reduction in deferred income tax benefits recorded in 2002 compared to 2001.

      See Item 3D, "Risk Factors -- Mexican regulatory, political and economic risks associated with emerging market economies could adversely affect our financial condition and results of operations." for a discussion regarding the impact of inflation, foreign currency fluctuations and Mexican governmental policies on our business.

      TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

      REVENUES

      Revenues for the year ended December 31, 2002 totaled $660.5 million compared to $667.8 million for the year ended December 31, 2001, which represented a decrease of 1.0%. This minor decrease in 2002 was mainly attributable to the general slowdown of the U.S. and Mexican economies, particularly in the automotive and construction industries resulting in a decrease in imports and exports of finished products. We also experienced a decrease in agro-industrial revenue due to the reduction of grain imports from the U.S. and Canada and bad weather conditions affecting crops in Mexico. TFM's carloads (excluding the Texas Mexican Railway Company's carloads) in 2002 increased by 3.0% compared to 2001.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2001 and December 31, 2002, respectively.


                                                     YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                                 2001                   2002
                                                 ----                   ----
PRODUCT CATEGORY                        CARLOADS     REVENUES    CARLOADS    REVENUES
----------------                        --------  ------------   --------  ------------
                                                  (IN MILLIONS)            (IN MILLIONS)
Industrial products, metals and ...
  minerals ........................      196,119      $  176.9    227,067      $  195.6
Agro-industrial products ..........      136,000         167.4    110,956         140.8
Automotive products ...............      150,987         171.4    131,926         154.1
Chemical and petrochemical products       77,159          98.6     83,406         107.7
Intermodal freight ................      162,443          42.6    190,694          56.3
Other .............................            0          10.9          0           6.0
                                         -------      --------    -------      --------
TFM ...............................      722,708      $  667.8    744,049      $  660.5
                                         =======      ========    =======      ========
Texas Mexican Railway Company .....       92,194          52.8     91,550          51.6
                                         -------      --------    -------      --------
   Total TFM ......................      814,902      $  720.6    835,599      $  712.1
                                         =======      ========    =======      ========

      Manufactured products, industrial products, metals and minerals. Revenues increased by $18.7 million or 10.6% in 2002 compared with 2001. A significant portion of this revenue growth has been the result of conversion of industrial products traffic from truck to rail transport. Additionally, we experienced significant growth in the transportation of home appliances, mainly due to operations of Mabe's new manufacturing plant, located near our rail lines, as well as in the transportation of beer for export. We also experienced an increase in the transport of cement and scrap materials for domestic consumption.

      Agro-industrial products. Revenues decreased by $26.6 million or 15.9% in 2002 over 2001. This decrease was partially attributable to extraordinary weather conditions. This year has also been impacted by a reduction of basic grain imports due to severe droughts in the U.S. and Canada. Additionally, the transport of domestic grain products was seriously impacted by the worst grain crop in the last fifteen years.

      Automotive products. Revenues decreased by $17.3 million or 10.1% in 2002 over 2001. This decrease was a result of the decline in production due to the continued recession in the U.S. and the reduction of the exports market. In 2002, we experienced decreased revenues as a result of the closure of the DaimlerChrysler plant in Lago Albert and the reduction of Ford exports from the Cuautitlan plant.

      Chemical and petrochemical products. Revenues increased by $9.1 million or 9.2% in 2002 over 2001. Contributing to revenue growth were new petroleum coke traffic for CEMEX and new routes for transportation of fuel oil for CFE, the Mexican electric utility, as well as continued conversion from truck to rail transport during the year of products used in the production of plastic. Such increases in traffic volume, were partially offset by the loss of traffic from PEMEX as a result of its installation of pipelines.

      Intermodal freight. Revenues increased by $13.7 million or 32.2% in 2002 over 2001. This increase was due to a great extent to continued conversion from truck to rail transport. The increase also reflected the positive results in 2001 of conversion projects initiated in 1999 and 2000. We have entered into long-term contracts with a number of our automotive customers to transport auto parts and other products through our new intermodal facilities which we are building near their plants, as well as new contracts with intermodal marketing customers, using the road-railer equipment and additional equipment capacity. We expect this additional business to offset part of the impact of the U.S. economic downturn.

      Texas Mexican Railway Company. In 2002, the Texas Mexican Railway Company's revenues decreased by $1.2 million or 2.3% over 2001 with total transportation revenue of $51.6 million. This decrease was mainly a result of the decline in BNSF traffic of oil and natural fat from Nuevo Laredo to Eagle Pass and the reduction of the traffic of paper, corrugated paper and scrap paper, among others.

      OPERATING EXPENSES

      Total operating expenses amounted to $557.7 million for the year ended December 31, 2002, compared to $570.5 million for the year ended December 31, 2001, which represents a decrease of 2.2%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

                                               YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------
                                           2001                      2002
                                           ----                      ----
                                                  % OF                        % OF
                                    AMOUNT       REVENUE       AMOUNT        REVENUE
                                 -------------   -------   -------------     -------
                                 (IN THOUSANDS)            (IN THOUSANDS)
Salaries, wages and employee
   benefits .................      $128,845         17.9%    $124,413         17.5%
Purchased services ..........       147,015         20.4      163,835         23.0
Fuel ........................        59,370          8.2       50,139          7.0
Materials and supplies ......         9,349          1.3        8,455          1.2
Car hire -- net .............        49,035          6.8       43,070          6.0
Rents other than car hire ...        61,311          8.5       56,563          7.9
Casualties and insurance ....        21,560          3.0       14,853          2.1
Other costs .................        15,670          2.2       14,942          2.1
Depreciation and amortization        78,345         10.9       81,401         11.4
                                   --------         ----     --------         ----
  Total operating expenses ..      $570,500         79.2%    $557,671         78.3%
                                   ========         ====     ========         ====

      Salaries, wages and employee benefits. Salary expenses decreased 3.4% to $124.4 million in 2002 compared to 2001. The decrease was largely attributable to the reduction in our average number of full-time employees by 3.8% to 3,469 in 2002 from 3,608 in 2001 and the depreciation of the Peso against the Dollar. This decrease in employees was partially offset by the annual wage increase payable to our union employees and an increase in other employee benefits that was effective July 1, 2001.

      Purchased services. Costs of purchased services increased by $16.8 million or 11.4% in 2002 over 2001. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The increase in the costs of purchased services was attributable to maintenance of locomotives, the increase of our terminal services operation, maintenance of our Celaya-Lazaro Cardenas line and advertising expenses.

      Fuel. Our fuel expenses decreased 15.5% in the year ended December 31, 2002 compared to the year ended December 31, 2001 primarily due to an 11.2% decrease in the average price of diesel fuel per gallon. Additionally, in 2002 our fuel consumption decreased 2.2% compared to 2001.

      Materials and supplies. Costs of materials and supplies consumed in the year ended December 31, 2002 were 9.6% lower than in the year ended December 31, 2001, primarily because we had lower consumption of materials and supplies related to our track maintenance activities.

      Car hire - net. Our car hire - net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire - net expenses decreased by 12.2% in the year ended December 31, 2002 from the year ended December 31, 2001. Our car hire - net expenses decreased primarily because a favorable resolution was granted to us to recover the 5.0% withholding tax we paid in 2002. We expect that car hire - net expenses will increase at a slower rate in 2003 due to a lower rate of volume growth.

      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses decreased by $4.7 million or 7.7% in the year ended December 31, 2002 from the year ended December 31, 2001. The decrease in the cost of rents other than car hire was attributable to the higher number of locomotives subleased to third parties.

      Casualties and insurance. These expenses decreased 31.1% in the year ended December 31, 2002 from the year ended December 31, 2001 due to a decrease in claims of cargo damage.

      Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging, travel, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in the year ended December 31, 2002 mainly due to a decrease of $0.6 million in allowance for doubtful accounts. The concession duty, which is accounted for under this line item, is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.2% of gross revenues thereafter.

      Depreciation and amortization. Depreciation and amortization expenses in the year ended December 31, 2002 increased by $3.1 million from the year ended December 31, 2001 primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.

      INCOME ON TRANSPORTATION AND OPERATING RATIO

      Our income on transportation increased to $4.3 million in the year ended December 31, 2002 from $150.1 million in the year ended December 31, 2001, representing an increase of approximately 2.9%, due to the factors described above. Our operating ratio decreased to 78.3% for the year ended December 31, 2002 from 79.2% for the year ended December 31, 2001.

      OTHER EXPENSES

      Other expense - net. Our other expenses - net increased by $53.9 million in the year ended December 31, 2002 from the year ended December 31, 2001 due to a one-time profit in 2001 resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to a gain of $60.7 million.

      Interest expense - net. Interest expense - net for the year ended December 31, 2002 was $96.7 million compared to $82.5 million in the year ended December 31, 2001. Our interest expense - net increased due to our 2012 senior notes issued on June 13, 2002, thus increasing our outstanding indebtedness and interest expenses. We also refinanced our U.S. $310.0 million commercial paper program on September 17, 2002, reducing that program by $60.0 million and substituting it with our $128.0 million term loan facility and $122.0 million commercial paper program.

      Exchange gain (loss) - net. We recorded a net foreign exchange loss of $17.5 million in the year ended December 31, 2002 compared to a net foreign exchange gain of $2.8 million in the year ended December 31, 2001. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2002 and 2001, the Dollar appreciated 13.9% and depreciated 4.5%, respectively, relative to the Peso.

      Deferred income tax. Our deferred income tax expense was $32.0 million for the year ended December 31, 2002 compared to a deferred income tax expense of $2.6 million for the year ended December 31, 2001. We realized a deferred income tax expense in the year ended December 31, 2001 due to the profit recorded from the sale of the redundant La Griega-Mariscala line, which was considered taxable income. The income tax expense in the year ended December 31, 2002 is a result of the effect of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions.

      RESULTS OF OPERATIONS OF GRUPO TFM

      Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Consequently, the explanations of our results of the operations apply in all material respects to Grupo TFM's consolidated results of operations for the same period. Following is a description of the additional items unique to Grupo TFM. The minority interest decreased to a loss of $2.3 million in 2002 from a gain of $20.4 million in 2001. This decrease was driven by the reduction in deferred income tax benefits recorded in 2002 compared to 2001. The minority interest component of the consolidated statement of results of operations reflects the 20.0% share of TFM held by the Mexican government. The minority interest increased to $20.4 million in 2001 compared to $10.2 million in 2000. This increase was driven by the improvement in the net income of TFM from $50.8 million in 2000 compared to $102.1 million in 2001.

      See Item 3D, "Risk Factors -- Mexican regulatory, political and economic risks associated with emerging market economies could adversely affect our financial condition and results of operations." for a discussion regarding the impact of inflation, foreign currency fluctuations and Mexican governmental policies on our business.

B. LIQUIDITY AND CAPITAL RESOURCES

      The discussion under "Liquidity and Capital Resources" is presented for TFM only, but applies in all material respects to Grupo TFM.

      We have a substantial amount of debt and significant debt service obligations. Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements in the future. Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-Dollar exchange rate and benchmark money market rates in Pesos and Dollars, beyond our control.

      Our business is capital intensive and requires ongoing substantial expenditures for, among other things, improvements to roadway, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us. Our principal sources of liquidity consist of cash flow from operations, existing cash balances, vendor financing and debt financing. In our opinion, our working capital, as of December 31, 2003, is sufficient for our present requirements.

CASH FLOWS FROM OPERATING ACTIVITIES

      We generated positive cash flows from operating activities in the years ended December 31, 2003 and December 31, 2002. Net cash provided by operating activities was $99.7 million for 2003 compared to $125.2 million for 2002. The decrease in 2003 resulted mainly from a decrease in operating income as well as changes in non-cash items and changes in both operating assets and liabilities as described below. We generated positive cash flows from operating activities in the years ended December 31, 2002 and 2001 as compared to prior periods. Net cash provided from operating activities was $125.2 million for 2002 compared to $120.1 million for 2001. The increase in 2002 resulted mainly from an increase in operating income as well as changes in non-cash items and changes in both operating assets and liabilities as described below.

      The following table summarizes cash flows from operating activities for the periods indicated.

                                                                               YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------
                                                                          2001               2002              2003
                                                                          ----               ----              ----
                                                                                        (IN THOUSANDS)
Net income for the period .......................................     $   102,154         $   (11,350)     $   (61,044)
  Depreciation and amortization .................................          78,345              81,401           85,403
  Amortization of discount on 11.75% senior discount debentures .          49,408(1)           23,158              370
  Deferred income tax (benefit) expense .........................           2,550              32,033           34,107
  Minority interest .............................................              --                 (84)            (383)
  Loss on sale of property, machinery and equipment -- net ......           7,585               6,897            2,909
  Gain on transfer of concession rights -- net ..................         (60,744)                 --               --
  Changes in current assets and liabilities......................         (59,246)             (6,805)          38,302
                                                                      -----------         -----------      -----------
Net operating cash flows ........................................     $   120,052         $   125,250      $    99,664
                                                                      ===========         ===========      ===========

-----------------------
(1) Includes amortization of discount on senior discount debentures and commercial paper.

CASH FLOWS FROM INVESTING ACTIVITIES

      A significant portion of our capital expenditures is tied to volume of traffic, and is therefore variable to the extent such volumes change. Capital expenditures do not include locomotives or railcars leased under operating leases.

      Net cash used in investing activities was $70.7 million in 2003. We made capital expenditures in an aggregate amount of $73.1 million in 2003, consisting mostly of improvements to our rail line. In addition, $18.4 million of our capital expenditures in 2003 consisted of upgrades of our locomotives and freight cars.

      Net cash used in investing activities was $295.3 million in 2002. We made capital expenditures in an aggregate amount of $89.4 million in 2002, consisting mainly of improvements to our rail lines, additions to operating capacity, construction of intermodal terminals and ongoing investments. On March 27, 2002, we acquired 100.0% of the outstanding shares of Mexrail, together with the Texas Mexican Railway Company and the northern portion of the international rail bridge at Laredo, for an aggregate purchase price of $64.0 million. The purchase price was paid by crediting to TFM an account receivable of $20.0 million due from Grupo TMM, with the remaining balance of $44.0 million being paid by TFM in cash.

      In addition, we acquired the call option shares from FNM and Nafin on July 29, 2002 for an aggregate purchase price of $256.1 million. The $256.1 million purchase price for the call option shares was financed with (1) the net proceeds from the sale of the 2012 senior notes and (2) $85.2 million (based on the applicable Peso-Dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the Mexican government, together with cash from our operations. See
Item 4C, "Information on the Company -- Organizational Structure -- Equity Interest of the Mexican Government in Grupo TFM and TFM; Negotiation of Certain Related Matters with the Government -- Equity Interest of the Government in Grupo TFM and TFM."

      Net cash used in investing activities was $83.2 million in 2001. We made capital expenditures in an aggregate amount of $85.2 million in 2001. Most of our capital expenditures in 2001 related to ongoing projects such as track rehabilitation, construction of operating and intermodal facilities and capitalization of our locomotive overhaul expenses. In addition, in March 2001, the Texas Mexican Railway Company acquired an abandoned 84.5 mile line located between Victoria and Rosenberg, Texas, for an aggregate purchase price of $9.3 million.

CASH FLOWS FROM FINANCING ACTIVITIES

      For the year ended December 31, 2003, cash used in financing activities amounted to $55.6 million mainly as a result of the repayment of $37.0 million in outstanding principal amount under our commercial paper program and principal payments of $18.3 million on the term loan facility.

      For the year ended December 31, 2002, cash provided by financing activities amounted to $159.7 million (net) mainly as a result of the issuance of our $180.0 million senior notes due 2012 and the refinancing of our U.S. $310.0 million commercial paper program with our $128.0 million term loan facility and $122.0 million commercial paper program. Our commercial paper program is backed by an irrevocable letter of credit issued by Standard Chartered Bank, New York Branch.

      The net proceeds from the issuance of our 2012 senior notes was $152.9 million (net of discounts, expenses and the cash fee paid to consenting holders of the 2007 senior notes and 2009 debentures in our 2002 consent solicitation). We used the net proceeds to finance a portion of the aggregate purchase price of the call option shares, which was $256.1 million.

      In 2001, cash used in financing activities amounted to $29.4 million mainly as a result of the repayment of $25.0 million in outstanding principal amount under our commercial paper program and the payment of our capital lease obligations.

      We believe that cash flow from operations, existing cash balances and vendor financing will be sufficient to provide for our liquidity needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS

      The following table outlines our obligations for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations and for the periods indicated using balances as of December 31, 2003:

                     (Figures in thousands of U.S. Dollars)

                                       LESS THAN 1                                   MORE THAN 5
       INDEBTEDNESS(1)                     YEAR        1-3 YEARS      3-5 YEARS         YEARS          TOTAL
                                           ----        ---------      ---------         -----          -----
Senior notes due 2012 .............     $   23,659     $   47,319     $   47,319     $  239,148     $  357,445
Senior discount debentures due 2009         54,796        109,593        109,593        480,868        754,850
Senior notes due 2007 .............         16,167         32,334        158,084             --        206,585
Commercial paper program(2) .......         87,457             --             --             --         87,457
Term loan facility(3) .............         40,270         76,095             --             --        116,365
Capital leases ....................            414            598            596            362          1,970
                                        ----------     ----------     ----------     ----------     ----------
         TOTAL INDEBTEDNESS .......     $  222,763     $  265,939     $  315,592     $  720,378     $1,524,672
                                        ==========     ==========     ==========     ==========     ==========

                                       LESS THAN 1                                   MORE THAN 5
       OPERATING LEASES(4)                 YEAR        1-3 YEARS      3-5 YEARS         YEARS          TOTAL
       ----------------                    ----        ---------      ---------         -----          -----
Locomotive operating leases ...         $   29,135     $   58,190     $   58,230     $  315,038     $  460,593
Railcar operating leases ......             31,930         28,233         19,931         40,943        121,037
                                        ----------     ----------     ----------     ----------     ----------
         TOTAL OPERATING LEASES         $   61,065     $   86,423     $   78,161     $  355,981     $  581,630
                                        ==========     ==========     ==========     ==========     ==========

                                       LESS THAN 1                                   MORE THAN 5
       PURCHASE OBLIGATIONS                YEAR        1-3 YEARS      3-5 YEARS         YEARS          TOTAL
       --------------------                ----        ---------      ---------         -----          -----
Fuel purchase agreement(5) .........    $              $              $              $              $
Locomotive maintenance agreement ...        41,611         83,223         83,223        192,971        401,028
Track maintenance and rehabilitation
   agreement .......................        13,984         16,354         11,616         11,660         53,614
                                        ----------     ----------     ----------     ----------     ----------
         TOTAL PURCHASE OBLIGATIONS     $   55,595     $   99,577     $   94,839     $  204,631     $  454,642
                                        ==========     ==========     ==========     ==========     ==========

                                       LESS THAN 1                                   MORE THAN 5
       OTHER                               YEAR        1-3 YEARS      3-5 YEARS         YEARS          TOTAL
       -----                               ----        ---------      ---------         -----          -----
Grupo TFM Mexican government put
  option(6)..........................         1.57(4)                                                     1.57(4)
                                              ----           ----          ----            ----           ----
         TOTAL OTHER ................         1.57(4)                                                     1.57(4)
                                              ====           ====          ====            ====           ====

-------------------------
(1)   These amounts include principal and interest payments.

(2) On June 24, 2004, TFM entered into an amendment to the term loan facility in order to refinance the commercial paper program. See "Certain Recent Developments -- Amendment to TFM's Term Loan Facility and Refinancing of TFM's Commercial Paper Program."

(3) On June 24, 2004, TFM entered into an amendment to the term loan facility in order to refinance the commercial paper program. See "Certain Recent Developments -- Amendment to TFM's Term Loan Facility and Refinancing of TFM's Commercial Paper Program."

(4)   These amounts include the minimum lease payments.

(5) The amounts of our obligations under the fuel purchase agreement are not included in the table, as such amounts are based on the market price of fuel. The market price of fuel as of December 31, 2003 was $230.63 per cubic meter.

(6) Represents 1,570.3 million UDIs valued at $3.352003 at an exchange rate of $11.23 per UDI at December 31, 2003.

      In addition to the contractual obligations set forth above, under the terms of our concession, we are required to pay the Mexican government a fee equal to 0.5% of our gross revenues during the first fifteen years of the concession period, and 1.25% of such revenues during the remainder of the period. For the years ended December 31, 2001, 2002 and 2003, the concession duty expense amounted to $3.4 million, $3.3 million and $3.6 million, respectively, which was recorded as an operating expense.

      Following is a discussion of the terms of the contractual obligations outlined above.

      12.50% SENIOR NOTES DUE 2012

      TFM issued the 2012 senior notes on June 13, 2002. The 2012 senior notes are denominated in Dollars, bear interest semiannually at a fixed rate of 12.50% and mature on June 15, 2012.

      The 2012 senior notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2012 senior notes are redeemable, at TFM's option, in whole or in part, on or after June 15, 2007, subject to certain limitations, at any time in the event of certain changes in Mexican tax law, and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

                            REDEMPTION
YEAR                          PRICE
----                        ----------

2007.....................    106.250%
2008.....................    104.167%
2009.....................    102.083%
2010 and thereafter......    100.000%

      11.75% SENIOR DISCOUNT DEBENTURES DUE 2009

      Our 2009 debentures, denominated in Dollars, were issued in June 1997 at a substantial discount from their principal amount of $443.5 million, and no interest accrued on the 2009 debentures prior to June 15, 2002. The 2009 debentures will mature on June 15, 2009. The discounted offering price of the 2009 debentures represents a fixed yield to maturity of 11.75%, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the 2009 debentures is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The 2009 debentures are redeemable, at our option, in whole or in part, on or after June 15, 2002 and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

                             SENIOR DISCOUNT
                                DEBENTURE
YEAR                         REDEMPTION PRICE
----                         ----------------
2002......................      105.8750%
2003......................      102.9375%
2004 and thereafter.......      100.0000%

      The 2009 debentures are also redeemable at our option, subject to certain limitations, in the event of certain changes in Mexican tax law. The 2009 debentures are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM and are senior in right of payment to all future subordinated indebtedness of TFM. The 2009 debentures are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

      10.25% SENIOR NOTES DUE 2007

      We issued the 2007 senior notes in June 1997. The 2007 senior notes are denominated in Dollars, bear interest semiannually at a fixed rate of 10.25% and mature on June 15, 2007. The 2007 senior notes are not redeemable at our option except, subject to certain limitations, in the event of certain changes in Mexican tax law.

      The 2007 senior notes are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2007 senior notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

      BANK FACILITIES

      On September 19, 2000, TFM established a two-year U.S. commercial paper program in the amount of $290.0 million supported by a letter of credit. The commercial paper program was backed by an irrevocable direct-pay letter of credit issued by Westdeutsche Landesbank Girozentrale, S.A., New York Branch. The commercial paper program was established pursuant to a credit agreement, dated as of September 19, 2000, among TFM, Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as issuing bank, Chase Securities Inc., as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank, as administrative agent, and the several banks parties thereto. The commercial paper program was first amended by the Amendment and Joinder Agreement, dated as of December 5, 2000, in order to increase the amount of the commercial paper program from $290.0 million to $310.0 million. The commercial paper program was amended again by the Second Amendment, dated as of September 25, 2001, in order to conform the time period of the restricted payments covenant to that of the indentures for our existing notes.

      On September 17, 2002, TFM entered into two bank facilities provided by a consortium of banks for an aggregate amount of $250.0 million in order to refinance our U.S. $310.0 million commercial paper program. One of the facilities consists of a two-year commercial paper program in the amount of $122.0 million, which is supported by a letter of credit issued under the term loan facility. The commercial paper program allows us to drawdown advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper program rank pari passu with our other senior unsecured indebtedness. The commercial paper program contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales.

      The other loan facility is a four-year term loan in the amount of $128.0 million. The term loan facility is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank pari passu with our other senior unsecured indebtedness. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. TFM used approximately $60.0 million of the proceeds of the bank facilities to retire the commercial paper program which resulted in an overall reduction of our outstanding level of debt. As of December 31, 2003, there were $85.0 million outstanding under the commercial paper program and $109.7 million outstanding under the term loan facility.

      The credit agreements relating to the bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the 2007 senior notes and the 2009 debentures, including certain financial covenants which require us to maintain specified financial ratios. The notes issued under our current $122.0 million commercial paper program have maturities of up to 360 days.

      On May 2, 2003 the credit agreements relating to the bank facilities were amended in order to defer scheduled "stair step" increases in the interest coverage and leverage coverage maintenance ratios under the agreements to keep them in line with our expected financial results for the periods underlying both credit agreements.

      On June 24, 2004, TFM entered into an amendment to the term loan facility, in order to refinance the commercial paper program. See "Certain Recent Developments -- Amendment to TFM's Term Loan Facility and Refinancing of TFM's Commercial Paper Program."

      COVENANTS

      The indentures governing our securities and the credit agreements governing our commercial paper program and term loan facility contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. A breach of any of these covenants may result in a default under the respective indenture or the credit agreement. If we fail to comply with these restrictive covenants, our obligation to repay the relevant indebtedness may be accelerated. In addition, a default under these covenants could affect our ability to refinance our existing indebtedness.

      On June 24, 2004, TFM entered into an amendment to the term loan facility in order to refinance the commercial paper program. The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on asset sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios. See "Certain Recent Developments -- Amendment to TFM's Term Loan Facility and Refinancing of TFM's Commercial Paper Program."

      We did not meet certain required maintenance covenants regarding financial ratios under our bank credit facilities for each of the three months ended September 30, 2003, December 31, 2003 and March 31, 2004. Accordingly, we sought and received waivers from the lenders under our bank credit facilities for such non-compliance. If such waivers are not obtained, we would be in default under our bank credit facilities and such default could result in acceleration of amounts due under the bank credit facilities and in cross-defaults under other obligations.

      CAPITAL LEASES

      We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreement at a specified price.

      OPERATING LEASES

      Locomotive operating leases

      In May 1998 and September 1999, we entered into two locomotive operating lease agreements, which allow TFM to maintain a state-of-the-art and efficient fleet of locomotives, each operating lease covering 75 locomotives, which expire at various times over the next 18 and 19 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

      Railcar operating leases

      We lease certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 3 to 15 years.

      FUEL PURCHASE AGREEMENT

      On December 19, 1997, we entered into a fuel purchase agreement with PEMEX Refinacion, under which TFM has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party upon 30 days' written notice.

      LOCOMOTIVE MAINTENANCE AGREEMENTS

      We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration, which enables our locomotives to operate in the United States through interchanges with U.S. railroads.

      Our locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

      TRACK MAINTENANCE AND REHABILITATION AGREEMENT

      In May 2000, we entered into a track maintenance and rehabilitation agreement which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of our Celaya-Lazaro Cardenas line, which extends approximately 350 miles. The agreement contains standard provisions for this type of operating agreement.

      MEXICAN GOVERNMENT'S PUT OPTION ON ITS EQUITY INTEREST IN TFM

      See Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Mexican Government's Put on its Equity Interest in TFM."

CAPITAL EXPENDITURES

      We made capital expenditures of $73.1 million, representing 10.5% of our transportation revenues, in 2003. Of our capital expenditures in 2003, $48.7 million was primarily for improvements to our rail line and $18.4 million was for upgrades of our locomotives and freight cars. We made capital expenditures of $11.6 million, representing

6.9% of our transportation revenues, for the quarter ended March 31, 2004. We expect to make capital expenditures in each of 2004 and 2005 in an amount of up to $90.2 million and $109.2 million, respectively. These capital expenditures include the expenses we expect to incur for (i) the rehabilitation and improvement of our secondary rail lines, (ii) the construction of new intermodal terminals near the manufacturing plants of our automotive customers, (iii) the acquisition and improvement of track equipment, (iv) the modernization of our microwave network and (v) the overhaul of our locomotive fleet. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      Not applicable.

D.    TREND INFORMATION

      See Item 5A, "Operating Results -- Executive Summary" and Item 5B, "Liquidity and Capital Resources" above for a discussion of significant recent trends.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    TABULAR DISCLOSURE

      See Item 5B, "Liquidity and Capital Resources -- Contractual Obligations" for tabular disclosure regarding our contractual obligations.

ITEM  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      TFM's Estatutos Sociales (by-laws), provide that its board of directors shall consist of eight directors and their respective alternates. TFM's Class I and Class II shareholders (Grupo TFM) elect seven directors and their corresponding alternate directors, and TFM's Class III shareholders (the Mexican government) elect one director and its alternate director. The Mexican government is TFM's sole Class III shareholder. Its director serves only as long as the Mexican government retains its TFM shares. TFM's board of directors is responsible for the management of TFM. The members of the board of directors are elected annually.

      The members of the board of directors of TFM and their principal occupations are as follows:

           NAME                           PRINCIPAL OCCUPATION
           ----                           --------------------
Jose Serrano Segovia....  Chairman and Chief Executive Officer of Grupo TMM
James R. Jones..........  Director of KCS
Michael R. Haverty......  Chairman, President and Chief Executive Officer of KCS
Gerald K. Davies........  Executive Vice President and Chief Operating Officer of KCS
Javier Segovia Serrano..  President of Grupo TMM
Ramon Serrano Segovia...  Vice Chairman of Grupo TMM
Horacio Reyes Guzman....  Corporate Planning Director of Grupo TMM

      The alternate directors of TFM are Enrique Martinez Sanchez, Jay M. Nadlman, Ronald G. Russ, Jerry W. Heavin, Gerardo Primo Ramirez, Jose Manuel Munoz Arteaga and Juan Fernandez Galeazzi.

      Grupo TFM's by-laws provide that Grupo TFM's board of directors shall consist of seven directors and their respective alternates. Grupo TFM's Series A shareholders elect four directors and their corresponding alternates. Grupo TFM's Series B shareholder elects three directors and their corresponding alternates. Grupo

TFM's board of directors is responsible for the management of Grupo TFM. The members of the board of directors are elected annually.

      The members of the board of directors of Grupo TFM and their principal occupations are as follows:

         NAME                               PRINCIPAL OCCUPATION
         ----                               --------------------
Jose Serrano Segovia.......  Chairman and Chief Executive Officer of Grupo TMM
James R. Jones.............  Director of KCS
Michael R. Haverty.........  Chairman, President and Chief Executive Officer of KCS
Gerald K. Davies...........  Executive Vice President and Chief Operating Officer of KCS
Javier Segovia Serrano.....  President of Grupo TMM
Ramon Serrano Segovia......  Vice Chairman of Grupo TMM
Jacinto Marina Cortes......  Chief Financial Officer of TFM and Grupo TFM

      The alternate directors of Grupo TFM are Horacio Reyes Guzman, Jay M. Nadlman, Ronald G. Russ, Jerry W. Heavin, Gerardo Primo Ramirez, Jose Manuel Munoz and Juan Fernandez Galeazzi.

JOSE SERRANO SEGOVIA

      Mr. Serrano was elected in 1997. Mr. Serrano is also Chairman and Chief Executive Officer of Grupo TMM, Chairman of the Executive Committee of the Texas Mexican Railroad Company, Chairman of the board of directors of Grupo TFM and also serves as a member of the board of directors of various Mexican companies, including Grupo Financiero Invermexico and the Mexican Businessmen's Council. In the past, Mr. Serrano has served as Chairman of the board of directors of Grupo Anahuac, S.A. de C.V. as well as Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company.

JAMES R. JONES

      Mr. Jones was elected in 2001. Mr. Jones has been a director of KCS since 1997. He is Special Counsel to the firm of Manatt, Phelps & Phillips. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Mr. Jones served as a member of the U.S. Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon B. Johnson. Mr. Jones is also a director of Anheuser-Busch and Grupo Modelo, S.A. de C.V.

MICHAEL R. HAVERTY

      Mr. Haverty was elected in 1997. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

GERALD K. DAVIES

      Mr. Davies was elected in 2002. Mr. Davies joined KCSR in January 1999 and has served as a Director of KCSR since November 1999. Prior to joining KCSR, Mr. Davies served as the Executive Vice President of Marketing of the Canadian National Railway from 1993 through 1998. Mr. Davies has also held senior management positions with BNSF and CSX Transportation, Inc.

JAVIER SEGOVIA SERRANO

      Mr. Segovia was elected in 1997. Mr. Segovia has served as President of Grupo TMM since 1999 and has served in various executive positions with companies owned by Promotora Servia, S.A. de C.V. since 1987. He served as President of Grupo Servia, Chief Financial Officer of Hules Mexicanos, S.A. de C.V. and as Chief Executive Officer of Electropura.

RAMON SERRANO SEGOVIA

      Mr. Serrano was elected in 1997. He also serves as Vice Chairman of the board of directors of Grupo TMM and has served as the Vice Chairman of Grupo Servia. Mr. Serrano is an independent investor and holds several investments related to agrobusiness.

HORACIO REYES GUZMAN

      Mr. Reyes was elected in 2001. Mr. Reyes has also served as Planning Director of Grupo TMM since 1999. Prior to joining TFM, Mr. Reyes worked for a consulting firm focusing on strategic planning and also worked in the financial and planning sector for various Mexican multinational companies engaged in industry and tourism, including Cementos Anahuac, S.A. de C.V. Mr. Reyes has also been a member of the board of directors of the Texas Mexican Railway Company.

JACINTO MARINA CORTES

      Mr. Marina joined us in May 2003. Mr. Marina served as Chief Financial Officer and a director of Grupo TMM from 1991 to April 2003. He also serves as a member of the Executive Committee and Executive Finance Committee of TFM. Marina previously served as an executive officer of several other Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

      At a shareholders' meeting held on July 30, 2002, the holders of the Class I, II and III shares elected the directors of TFM and Grupo TFM for a term ending on December 31, 2002. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders' meeting.

      Jose Serrano Segovia, who is a member of TFM's and Grupo TFM's board of directors, is a brother of Ramon Serrano Segovia, who is a member of TFM's and Grupo TFM's board of directors.

      Javier Segovia Serrano, a member of TFM's and Grupo TFM's board of directors, is the nephew of both Jose Serrano Segovia and Ramon Serrano Segovia.

EXECUTIVE COMMITTEE AND EXECUTIVE FINANCE COMMITTEE

      Under the by-laws of TFM and Grupo TFM, the holders of TFM Class I and Class II shares are entitled to elect a four-member Executive Committee, and corresponding alternates, to assist the board of directors in the management of the company. The members of each of the Executive Committees of TFM and Grupo TFM are Javier Segovia Serrano, Jacinto Marina Cortes, Michael R. Haverty and Gerald K. Davies.

      The board of directors of TFM has appointed a two-member Executive Finance Committee to serve in an advisory role to the Chief Financial Officer of TFM. The members of the Executive Finance Committee are Jacinto Marina Cortes and Ronald G. Russ.

OFFICERS

      The officers of each of TFM and Grupo TFM serve at the discretion of each company's respective board of directors. The executive officers of TFM and Grupo TFM and their titles are as follows:

            NAME                                           TITLE
            ----                                           -----
Mario Mohar Ponce.....................    Chief Executive Officer
Jacinto Marina Cortes.................    Chief Financial Officer
Manuel V. Zulaica.....................    Chief Operating Officer
Juan Ignacio Lopez Fernandez..........    Executive Vice President -- Commercial
Juan Vergara Kuri.....................    Director of Human Resources
Pedro Cabrera.........................    Director of Labor Relations
Marco Flavio Rigada Soto..............    General Counsel
Jose Jorge Masvidal Flores............    Director of Information Technology
Guillermo Gutierrez Muro..............    Internal Audit Director
Enrique Alvarez de la Borbolla........    Customer Services Director
Frank P. Hernandez....................    Vice President -- Operations Support
Cesar Polack Belaunde.................    Chief Engineer
Carlos Aguilar........................    Administrative Director (Controller)
Leon Ortiz............................    Treasurer
Francisco J. Fernandez Galeazzi.......    Procurement Director
Federico Diaz Page....................    Vice President -- Planning and Service Design
Ernesto G. Fernandez..................    Chief Mechanical Officer
Jacobo Jacome.........................    Chief Transportation Officer
Jorge Manuel Marquez Abreu............    Planning and Marketing Director
Carlos Ignacio Porragas Gonzalez......    Vice President -- Sales
Guillermo Maafs.......................    Revenue Management Director
Dan Beers.............................    Vice President -- Intermodal and Automotive
James Kniestedt.......................    Vice President -- Security and Railroad Police

MARIO MOHAR PONCE, CHIEF EXECUTIVE OFFICER

      Mr. Mohar joined us in November 1996. Mr. Mohar has over 12 years of experience in the Mexican transportation industry in a variety of positions. Mr. Mohar founded Kingsley de Mexico and was its Chief Executive Officer from March 1994 until joining us. From November 1990 to February 1994, Mr. Mohar served as Chief Operating Officer of Grupo TMM. Prior to joining Grupo TMM, Mr. Mohar was Chief Executive Officer of Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company. Mr. Mohar is also the President and Chief Executive Officer of the Texas Mexican Railway Company.

JACINTO MARINA CORTES, CHIEF FINANCIAL OFFICER

      Mr. Marina joined us in May 2003. Mr. Marina served as Chief Financial Officer and a director of Grupo TMM from 1991 to April 2003. He serves as a member of the Executive Committee and Executive Finance Committee of TFM. Mr. Marina previously served as an executive officer of several other Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

MANUEL V. ZULAICA, CHIEF OPERATING OFFICER

      Mr. Zulaica joined us in May 2000 and has served as Chief Operating Officer since September 2003. Mr. Zulaica has over 11 years of experience in the railroad industry, having worked in various positions in the U.S., Canada and Mexico for the Canadian Pacific Railroad.

JUAN IGNACIO LOPEZ FERNANDEZ, EXECUTIVE VICE PRESIDENT -- COMMERCIAL

      Mr. Lopez joined us in March 1997. Mr. Lopez was with Grupo TMM for four years prior to joining us, serving in various positions, including Director of Sales and Customer Service and, from 1995 to 1997, as Director of Strategic Planning and Alliances.

JUAN VERGARA KURI, DIRECTOR OF HUMAN RESOURCES

      Mr. Vergara joined us in December 1997. Mr. Vergara has 17 years of experience in human resources, having served in various positions in Mexico for Ford Motor Company, Eastman Kodak, DaimlerChrysler and VISA.

PEDRO CABRERA, DIRECTOR OF LABOR RELATIONS

      Mr. Cabrera joined us in December 1997. Mr. Cabrera has more than 30 years of experience in human resources and labor relations, including having served as Legal and Labor Relations Sub-Director for FNM from 1994 to 1995 and as a Human Resources Labor Relations Consultant for Panamerican Protection Services from 1995 to 1996. Prior to joining us, Mr. Cabrera operated his own consulting company, Cabrera Vazquez y Asociados.

MARCO FLAVIO RIGADA SOTO, GENERAL COUNSEL

      Mr. Rigada rejoined TFM in November 2002. Mr. Rigada has 12 years of legal experience having served in various positions in Mexico, both in the public and private sectors. He rendered his services at the Ministry of Transportation, Goodrich Riquelme and Associates, a corporate law firm, and TFM. Mr. Rigada was also Head of Negotiations and Litigation of the Mexican Mission to the World Trade Organization in Geneva, Switzerland, dealing with the areas of services, foreign investment and e-commerce, among others.

JOSE JORGE MASVIDAL FLORES, DIRECTOR OF INFORMATION TECHNOLOGY

      Mr. Masvidal joined TFM in March 2002. Mr. Masvidal's experience includes three years in a venture capital firm focused on technology in which he served as Managing Director for Mexico. Prior to working in venture capital, Mr. Masvidal spent nine years at McKinsey where he was a principal in the Mexico City office and his focus was on technology, telecommunications, energy and several industrial sectors. Mr. Masvidal has significant experience in strategy, information technology, logistics, optimization, and manufacturing.

GUILLERMO GUTIERREZ MURO, INTERNAL AUDITOR DIRECTOR

      Mr. Gutierrez joined us in February 1998. Mr. Gutierrez has over 38 years of experience in finance, having served in various positions for the IBM Corporation for 17 years. Mr. Gutierrez served in various top management finance positions for IBM in Mexico City and at IBM's headquarters in the U.S. He also worked eight years for Citibank, where he served as Vice President for Financial Control for the Panamex Region in Mexico City and as Vice President for Financial Control for the Latin America Investment Bank in New York.

ENRIQUE ALVAREZ DE LA BORBOLLA, CUSTOMER SERVICES DIRECTOR

      Mr. Alvarez joined us in May 1997. He has 20 years of experience in customer service in the transportation industry. Prior to joining us, he worked for Mexico's federal Airports Administration, Continental Airlines Co., and Mexicana de Aviacion, S.A., as director for customer service, quality assurance, continuous improvement processes and service design.

FRANK P. HERNANDEZ, VICE PRESIDENT -- OPERATIONS SUPPORT

      Mr. Hernandez joined us in April 1997. Mr. Hernandez has over 30 years of experience in the railroad industry. Prior to joining us, he worked for BNSF, holding a number of high level management positions in operations. Mr. Hernandez also serves as our designated technical expert and represents us before various Mexican regulatory agencies, as well as FRA and AAR technical committees in the U.S.

CESAR POLACK BELAUNDE, CHIEF ENGINEER

      Mr. Polack joined us in April 2003. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the U.S. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A., participating in power and industrial projects in Mexico, Ecuador and Chile.

CARLOS AGUILAR, ADMINISTRATIVE DIRECTOR (CONTROLLER)

      Mr. Aguilar joined us in March 1997. From 1993 to March 1997, Mr. Aguilar served as Corporate Controller for Grupo TMM. From 1990 to 1993, Mr. Aguilar served as Administrative Director of Tecomar, S.A. de C.V., a Mexican shipping company, now owned by Grupo TMM. In addition, Mr. Aguilar served as Controller for more than 10 years at Hules Mexicanos, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

LEON ORTIZ, TREASURER

      Mr. Ortiz joined us in August 1996 as our Financial Director and Treasurer. Prior to joining us, Mr. Ortiz was with Grupo TMM for five years, serving as its Tax Manager in Mexico and as Financial Director based in Germany.

FRANCISCO J. FERNANDEZ GALEAZZI, PROCUREMENT DIRECTOR

      Mr. Fernandez joined us in March 2004. Mr. Fernandez has over 18 years experience in procurement, customer service and sales in the textile industry, telecommunications, leasing and railroad services industries. Prior to joining us, he worked at DLG Industrias and Servicios Ferroviarios de Norteamerica, where he was Procurement and Marketing Director.

FEDERICO DIAZ PAGE, VICE PRESIDENT -- PLANNING AND SERVICE DESIGN

      Mr. Diaz joined us in July 1997. Mr. Diaz has 12 years of experience in the field, having served in various positions in Mexico for Ford Motor Company, International Consultants, S.A. and Engineering Developments, S.A. in the design and procurement areas.

ERNESTO G. FERNANDEZ, CHIEF MECHANICAL OFFICER

      Mr. Fernandez joined us in September 1999. In 1980, he joined Tiger Leasing Group (now known as Grupo Quadrum), serving as Executive Vice President of the Rail Car Division of that corporation in Mexico City. In 1993, Mr. Fernandez joined Grupo FYL, S.A. de C.V. ("Grupo FYL"), which provides support services to the Mexican rail industry. From 1996 until joining us, Mr. Fernandez served as President of Grupo FYL's Progress Rail Subsidiaries in Mexico.

JACOBO JACOME, CHIEF TRANSPORTATION OFFICER

      Mr. Jacome joined us in February 1998 as Operations Manager. He has occupied several positions within TFM. Mr. Jacome was promoted to Chief Transportation Officer in September 2003. He has over 30 years of experience in the railroad industry, having worked in various positions at Ferrocarriles Nacionales de Mexico, S.A. de C.V. from 1974 to 1998.

JORGE MANUEL MARQUEZ ABREU, PLANNING AND MARKETING DIRECTOR

      Mr. Marquez joined us in May 2002. Prior to joining us Mr. Marquez was Director of Operations of Grupo Telefonica in Mexico for two years, where he headed the initiative for logistics and transportation technology tools. Prior to working at Grupo Telefonica, Mr. Marquez was Deputy Director of Operative Evaluation at Grupo TMM for four years.

CARLOS IGNACIO PORRAGAS GONZALEZ, VICE PRESIDENT -- SALES

      Mr. Porragas joined us in July 2001. Mr. Porragas has more than 11 years of experience in the areas of strategic planning, marketing, commercialization, operations and investments. Prior to joining us, Mr. Porragas was Investment Director for Baring Private Equity Partners, a private equity fund sponsored by the ING Group. Mr. Porragas also served as both a marketing manager and a commercial manager at Monsanto Company.

GUILLERMO MAAFS, REVENUE MANAGEMENT DIRECTOR

      Mr. Maafs joined us in May 2002. Before joining us, he worked for five years in various management positions with Grupo TMM and Grupo Servia. Mr. Maafs has 13 years of experience in the transportation industry, including serving in management positions with the airline Mexicana de Aviacion.

DAN BEERS, VICE PRESIDENT -- INTERMODAL AND AUTOMOTIVE

      Mr. Beers joined us in 1997. Prior to joining us, Mr. Beers served two years as Vice President for Marketing and Sales of the Texas Mexican Railway Company. Prior to holding that position, he served as Vice President of International and Domestic Intermodal Sales for the Southern Pacific Railroad.

JAMES KNIESTEDT, VICE PRESIDENT -- SECURITY AND RAILROAD POLICE

      Mr. Kniestedt joined us in September 2002. Mr. Kniestedt has more than 17 years of security experience. He has served as director of security for various Mexican companies, including GRUMA, S.A. de C.V. and Cydsa Corporativo, S.A. de C.V. Prior to holding these positions, Mr. Kniestedt served in Special Operations of the U.S. government.

B.    COMPENSATION

      For the year ended December 31, 2003, the aggregate compensation TFM and Grupo TFM paid to their directors, alternate directors and executive officers for services in all capacities was approximately $4.8 million.

      We have established an annual bonus compensation program for our top management, based on the performance results of TFM and the contribution of each individual participant. The aggregate compensation disclosed above for 2003 includes all bonuses paid under the program in 2003.

PENSION, RETIREMENT OR SIMILAR BENEFITS

      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Beginning in 2002, we recognized seniority premiums based on actuarial computations. As of December 31, 2002 and 2003, we had accrued $0.78 million and $0.85 million, respectively, to provide seniority premiums. Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with Mexican federal law, are charged to the statement of income in the year in which they become payable. See
Note 2 to our financial statements.

C.    BOARD PRACTICES

      See Item 6A, "Directors and Senior Management" above. None of the directors of TFM or Grupo TFM has any type of arrangement with either TFM or Grupo TFM whereby such director would receive benefits upon termination of employment.

AUDIT COMMITTEE

      Neither TFM nor Grupo TFM has a formal audit committee. Guillermo Gutierrez Muro, the Internal Audit Director of each of TFM and Grupo TFM, reports auditing matters directly to each of TFM's and Grupo TFM's board of directors, which is deemed as each company's respective audit committee for purposes of the Sarbanes-Oxley Act and related regulations.

REMUNERATION COMMITTEE

      Neither TFM nor Grupo TFM has a remuneration committee.

D.    EMPLOYEES

      Effective in July 2003, our labor agreement covering 71% of our workforce was renewed for a two-year term ending in 2005. Under Mexican law, the compensation terms of that labor agreement are subject to renegotiation on an annual basis. All other terms of the labor agreement are to be renegotiated every two years. The labor agreement establishes a labor regime under which we have significantly increased operating flexibility as compared with that of FNM, thereby allowing us to compete effectively with other rail carriers and the trucking sector and to react to changing economic and market conditions. In addition to the labor agreement, our relationship with our employees is regulated by the Ley Federal del Trabajo (the Federal Labor Law).

      We believe that the labor agreement provides us with operating flexibility comparable to that enjoyed by most major U.S. railroads. The labor agreement affords us flexibility with respect to the implementation of our business strategy by allowing us:

      - to select and promote workers based on their qualifications and performance;

      -     to allocate workers as needed; and

      -     to reward workers based on merit.

      We reduced the number of our full-time employees from 3,508 at the end of 1998 to 3,346 at the end of 1999. In 2000, the number of our full-time employees increased to 3,613 due to the growth of our traffic volumes. In 2001, we reduced the number of our full-time employees to 3,568. At the end of 2002, the number of our full-time employees increased to 3,371. As of December 31, 2003, we had 3,392 full-time employees. We believe that streamlining our labor force has helped us to contain our costs and increase revenues without adversely affecting operations. We hired most of our workers from among the former employees of FNM.

E.    SHARE OWNERSHIP

      None of the executive officers or directors of TFM or Grupo TFM directly owns any shares of TFM or Grupo TFM, and no arrangement exists between TFM or Grupo TFM and its employees that involves the issue or grant of options or shares or securities of TFM or Grupo TFM.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

TFM

      The following table sets forth information with respect to the ownership of TFM's Series A Shares, without par value, and TFM's Series B Shares, without par value. The Series A Shares and the Series B Shares are subdivided into Classes I, II and III. At all times, Class I Series A Shares and Class I Series B Shares must represent 51.0% of the capital of TFM, Class II Series A Shares and Class II Series B Shares must represent 29.0% of the capital of TFM, and Class III Series A Shares and Class III Series B Shares must represent 20.0% of the capital of TFM.

                                            SERIES A SHARES              SERIES B SHARES                    TOTAL
                                        -------------------------    -------------------------    -------------------------
            SHAREHOLDER                    SHARES         PERCENT        SHARES        PERCENT        SHARES        PERCENT
            -----------                    ------         -------        ------        -------        ------        -------
Grupo TFM (Class I).................    359,975,150         51.0%    345,858,478         51.0%      705,833,628       51.0%
Grupo TFM (Class II)................    204,691,752         29.0     196,664,624         29.0       401,356,376       29.0
Mexican government (Class III)......    141,166,725         20.0     135,630,776         20.0       276,797,501       20.0
                                        -----------        -----     -----------        -----     -------------      -----
   Total............................    705,833,627        100.0%    678,153,878        100.0%    1,383,987,505      100.0%
                                        ===========        =====     ===========        =====     =============      =====

      Pursuant to the Put Agreements, the Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase the Mexican government's interest in TFM at the original Peso purchase price per share paid by Grupo TFM for its 80.0% interest in TFM, indexed to account for Mexican inflation. See Item 3D, "Risk Factors -- The Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase the Mexican government's 20% interest in TFM" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Mexican Government's Put on its Equity Interest in TFM."

      The Series A Shares can be held only by individuals or companies of Mexican nationality. The Series B Shares can be held by individuals or companies of Mexican and non-Mexican nationality.

      The Class I and Class II Series A Shares and the Class I and Class II Series B Shares are entitled to elect seven of TFM's eight directors, and their corresponding alternate directors. The Class III Series A Shares and Class III Series B Shares are entitled to elect one of TFM's eight directors, and his or her alternate director. The voting rights attached to the Class III Shares are limited to the following matters:

      -     extension of TFM's corporate life;

      -     anticipated dissolution of TFM;

      -     change in TFM's corporate purpose;

      -     change in TFM's nationality;

      -     change in the form of entity of TFM;

      -     merger or spin-off of TFM;

      - granting of any guaranty for obligations of third parties not made in TFM's ordinary course of business;

      - extension of credit to third parties not made in TFM's ordinary course of business;

      - acquisitions not in furtherance of TFM's corporate purpose and not made in TFM's ordinary course of business for an amount exceeding $1.0 million;

      - cancellation or call by TFM of any series or subseries of shares where the Class III shareholders have any interest;

      - cancellation of the registration of the shares issued by TFM with the Special Section of the National Registry of Securities and Intermediaries maintained by Mexico's National Banking and Securities Commission or any other stock exchange where Class III shares are registered; and

      - election of the director of TFM appointed by holders of the Class III shares.

      Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon holders any right to preferred dividends.

GRUPO TFM

      The following table sets forth information with respect to the ownership of Grupo TFM's Series A Shares, without par value, Grupo TFM's Series B Shares, without par value, and Grupo TFM's Series L-2 Shares, without par value:

                                       SERIES A SHARES      SERIES B SHARES      SERIES L-2 SHARES            TOTAL
                                       ---------------      ---------------      -----------------            -----
         SHAREHOLDER                  SHARES    PERCENT   SHARES     PERCENT     SHARES     PERCENT      SHARES    PERCENT
         -----------                  ------    -------   ------     -------     ------     -------      ------    -------
Grupo TMM, S.A. de C.V. 1) ...      3,868,401    100.0%          -        -             -        -      3,868,401    38.5%

Kansas City Southern(2) ......              -        -   3,716,699    100.0%            -        -      3,716,699    36.9

TFM, S.A. de C.V.(3)..........              -        -           -        -     2,478,470    100.0%     2,478,470    24.6
                                    ---------    -----   ---------    -----     ---------    -----     ----------   -----
  Total.......................      3,868,401    100.0%  3,716,699    100.0%    2,478,470    100.0%    10,063,570   100.0%
                                    =========    =====   =========    =====     =========    =====     ==========   =====

(1) Grupo TMM holds its interest indirectly through a subsidiary, TMM Multimodal. The figure includes 83,886 shares purchased from Grupo Servia at the end of 2000.

(2) KCS holds its interest indirectly through a subsidiary, Caymex, which in turn holds its interest indirectly through its subsidiary, NAFTA Rail, S.A. de C.V.

(3) TFM acquired the Mexican government's 24.6% equity interest on July 29, 2002.

      Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM Multimodal at the end of 2000. As a result, Grupo TMM indirectly owns 51.0% of Grupo TFM's unrestricted voting shares, giving Grupo TMM voting control of Grupo TFM.

      On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement. See Item 3D, "Risk Factors -- Our strategic partners, Grupo TMM and KCS, are involved in a dispute and we are involved in other legal proceedings with KCS" and Item 8A, "Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings -- Dispute between Grupo TMM and KCS."

      Beginning on December 31, 2000, Grupo TFM's financial statements were consolidated with the financial statements of Grupo TMM and its consolidated subsidiaries. Grupo TMM is controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 46.5% of Grupo TMM's Series A Shares.

      The Grupo TFM Series A Shares are entitled to elect four of Grupo TFM's eight directors, and their corresponding alternate directors. The Grupo TFM Series A Shares can be held only by individuals or companies of Mexican nationality or companies which are majority-owned by individuals or companies of Mexican nationality.

      The Grupo TFM Series B Shares are entitled to elect three of Grupo TFM's eight directors, and their corresponding alternate directors. The Grupo TFM Series B Shares, as well as any other series of shares (other than the Series A shares) issued at a Grupo TFM shareholders meeting, can be held by individuals or companies of Mexican or non-Mexican nationality, except for foreign governments or states.

      Grupo TFM Series L-2 Shares do not confer upon holders any right to preferred dividends. Pursuant to the by-laws of Grupo TFM, the voting rights attached to the Grupo TFM Series L-2 Shares shall be limited to the following matters:

      -     extension of the corporate life of Grupo TFM;

      -     anticipated dissolution of Grupo TFM;

      -     change in Grupo TFM's corporate purpose;

      -     change in Grupo TFM's nationality;

      -     change in the form of entity of Grupo TFM;

      -     merger or spin-off of Grupo TFM; and

      - cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L-2 shares are registered.

Except as described above, holders of Grupo TFM's Series L-2 Shares have no voting rights.

      In addition, Grupo TFM's by-laws authorize the issuance of Grupo TFM Series L Shares, without par value, pursuant to a meeting of the shareholders of Grupo TFM. To date, the shareholders have not authorized the issuance of any such shares, other than in connection with TFM's purchase of the Mexican governments 24.6% interest in Grupo TFM. Except as provided in the by-laws, the voting rights attached to the Grupo TFM Series L Shares are limited to those voting rights conferred to such shares in the general shareholders' meeting in which their issuance is approved.

B.    RELATED PARTY TRANSACTIONS

GRUPO TMM MANAGEMENT SERVICES AGREEMENT

      TFM and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM agreed to provide certain consulting and management services to TFM. Pursuant to this agreement, Grupo TMM agreed to make available to TFM executive managers familiar with Mexican and international transportation practices and methods to help develop management, administrative, accounting and governmental relations policies, procedures and strategies. TFM agreed to reimburse Grupo TMM quarterly in arrears for the costs of its agents, employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

      On April 30, 2002, TFM and Grupo TMM entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates Grupo TMM for its services under the agreement. The amendment states that Grupo TMM is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice. See Note 7 to our financial statements.

KANSAS CITY SOUTHERN TRANSPORTATION COMPANY MANAGEMENT SERVICES AGREEMENT

      TFM and KCS Transportation Company entered into a management services agreement pursuant to which KCS Transportation Company agreed to provide certain rail consulting and management services to TFM. Pursuant to this agreement, KCS Transportation Company agreed to make available to TFM executive rail managers familiar with U.S. railroad practices and methods, including its President and Chief Executive Officer, an operations manager, a marketing manager, a plant maintenance manager and a terminal operations manager, to assist in the development of operating and marketing practices and strategies. TFM agreed to reimburse KCS Transportation Company quarterly in arrears for the costs of its agents and employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

      On April 30, 2002, TFM and KCS, as successor in interest through its merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. The amendment states that KCS and is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice. See Note 7 to our financial statements.

ASSOCIATION IN PARTICIPATION SHARING AGREEMENT

      On June 23, 1997, Grupo TFM and TFM entered into an agreement under which TFM has the right to participate in the profits (or losses, as the case may be) that Grupo TFM derives from a sale of 469 million shares of TFM. Grupo TFM entered into this agreement in consideration for TFM's funding approximately $593.4 million of the acquisition price paid to the Mexican government by Grupo TFM for the TFM shares. The sale of the shares covered by the agreement is required to be made by June 23, 2012. The proceeds obtained from the sale of the TFM shares are to be applied as follows:

      -     first, to repay TFM the amount of approximately $593.4 million;

      - second, to the payment of any taxes which may result from the sale of the TFM shares;

      - third, of the remaining funds, 99.0% to TFM and 1.0% to Grupo TFM, until certain scheduled amounts are received by each of TFM and Grupo TFM; and

      -     thereafter, of the remaining funds, 1.0% to TFM and 99.0% to Grupo
            TFM.

      TFM believes that the terms of each of the above agreements are as favorable to it as those that could have been obtained from an unrelated third party. See Note 7 to our financial statements.

MEXRAIL STOCK PURCHASE AGREEMENT, OMNIBUS AGREEMENT AND SALE AND REPURCHASE OF EQUITY INTEREST IN MEXRAIL

      In December 2001, disputes arose between Grupo TMM and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge at Laredo, Texas. Preserving their respective interpretations of the operative agreements in connection with their dispute, Grupo TMM and KCS reached an agreement to resolve such dispute, pursuant to which on February 27, 2002, among other things, Grupo TMM and KCS entered into an agreement with us to sell their 51.0% and 49.0% equity interests in Mexrail to us for $32.6 million and $31.4 million, respectively. On March 8, 2002, we entered into an omnibus agreement with Grupo TMM and KCS setting forth certain terms regarding resolution of their dispute and the management and operation of Mexrail and the Texas Mexican Railway Company. The sale of Mexrail to us was completed on March 27, 2002.

      In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million pursuant to a stock purchase agreement dated April 15, 2003. The Mexrail stock sold by TFM was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51% interest in Mexrail. On September 23, 2003, the U.S. Surface Transportation Board issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase, TFM again owns 100% of Mexrail.

COMMERCIAL TRANSACTIONS

      We also enter into commercial transactions with our related parties for the provision of certain services. Such transactions are carried out on an arm's-length basis and conducted on the same terms that apply to third parties. See Note 7 to our financial statements.

INTERCOMPANY TRANSACTIONS

      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with their cash requirements. As of December 31, 2003, TFM had a non-interest bearing receivable due from Grupo TFM of $67.7 million, mainly due to the funding that TFM provided to Grupo TFM to pay a portion of the purchase price of its TFM shares. See Note 7 to our financial statements.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM  8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Item 18, "Financial Statements."

LEGAL PROCEEDINGS

      DISPUTE BETWEEN GRUPO TMM AND KCS

      On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM. On August 18, 2003, Grupo TMM's shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM's board of directors met on August 22, 2003 and voted to terminate the Acquisition Agreement. Grupo TMM sent a notice of termination of the Acquisition Agreement to KCS on that day. On August 29, 2003, KCS sent a notice of dispute to Grupo TMM and filed a complaint in the Delaware Chancery Court, requesting a preliminary injunction to enjoin Grupo TMM from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was still in force. KCS simultaneously filed a suit against Grupo TFM and TFM (and their directors appointed by Grupo TMM) in Mexico, alleging that Grupo TFM had taken certain actions without fulfilling certain procedural requirements regarding notice of a board of directors meeting. Grupo TFM and TFM responded to the action by asserting that Grupo TFM and TFM had properly addressed all procedural requirements to legally hold meetings of the board of directors.

      On October 22, 2003, the Delaware Chancery Court granted KCS's request for an injunction, maintaining the status quo and issued an order requiring Grupo TMM and KCS not to violate any of the terms of the Acquisition Agreement pending arbitration of the issues. On October 31, 2003, KCS filed a demand for arbitration before the American Arbitration Association, pursuant to the Acquisition Agreement's dispute resolution provisions seeking, among other things, a declaration that the Acquisition Agreement was wrongfully terminated and that Grupo TMM breached its obligations thereunder. KCS is seeking specific performance of Grupo TMM's obligations under the Acquisition Agreement or, in the alternative, monetary damages in the amount of at least $500 million.

      On November 18, 2003, Grupo TMM filed a response denying KCS's allegations and asserting counterclaims requesting, among other things, declaratory relief in the form of a finding that Grupo TMM properly terminated the Acquisition Agreement and awarding Grupo TMM damages for KCS's breach of the Acquisition Agreement.

      Pursuant to the Acquisition Agreement's dispute resolution provisions, Grupo TMM and KCS each selected one arbitrator, and those two arbitrators jointly selected a third arbitrator. On December 8, 2003, Grupo TMM and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the arbitration panel bifurcated the issue of whether Grupo TMM had properly terminated the Acquisition Agreement from the other disputed issues between the parties and scheduled a hearing on that issue. On February 2, 3 and 4, 2004, a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. Grupo TMM maintained that Grupo TMM properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated.

      In March 2004, the arbitration panel issued a ruling solely on the issue of the termination of the Acquisition Agreement by Grupo TMM based on the failure of the stockholders to approve the sale of Grupo TFM at Grupo TMM's stockholder meeting held in August 2003. The arbitration panel ruled that the termination on this basis was not effective and that the Acquisition Agreement remained in effect and binding on the parties unless otherwise terminated in accordance with its terms or by law. In reaching its conclusion, the arbitration panel specifically declined to rule on the issue of whether approval by Grupo TMM's shareholders is a "condition" under the Acquisition Agreement. On April 4, 2004, the arbitration panel issued an order, which was stipulated to by KCS and Grupo TMM, providing that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "each party reserves the right to request a scheduling order for a further hearing at any time." In a stipulation signed by Grupo TMM and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement.

      We cannot predict the ultimate outcome of any further arbitration on the remaining disputed issues. If KCS were to be awarded substantial damages in any such proceeding, we do not believe that it would have any material adverse effect on our business. See Note 11 to Grupo TFM's financial statements for further discussion regarding the dispute between Grupo TMM and KCS.

      VAT AWARD

      On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a VAT claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided in the Federal Court's ruling. The Federal Court's ruling required the fiscal authorities to issue the VAT credit certificate in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM, denying TFM the right to receive the VAT credit certificate. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and, on January 29, 2003, TFM filed an appeal.

      On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (amparo) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Federal Court's ruling held that the Treasury's decision to not deliver the VAT refund certificate to TFM violated the law and instructed Treasury to issue the VAT refund certificate to TFM on the terms established by
Article 22 of Mexico's Federal Fiscal Code (Codigo Fiscal de la Federacion) in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.

      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM has proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of Mexico's Federal Fiscal Code in effect in 1997. On October 3, 2003 the Mexican Tax Attorney of the Federal Government (Procuraduria Fiscal de la Federacion) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and, as a result, the August 13, 2003 Fiscal Court's ruling remained in place.

      On January 19, 2004, the Mexican Treasury delivered to TFM a Special VAT Certificate in the historical claim amount of approximately Ps. 2.1 billion, or approximately $195 million (based on the applicable exchange rate as of that date). The historical claim amount does not include additional amounts which TFM is seeking to account for the effects of inflation and interest accrued on the original claim amount.

      On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administracion Tributaria"' or "SAT") issued a provisional attachment on the Special VAT Certificate, stating that the documents that support the acquisition of assets according to the privatization, do not comply with applicable tax requirements. TFM has publicly stated that it will oppose the SAT's action through all possible legal means, and will continue its attempts to reclaim the additional amounts it seeks for inflation and accrued interest on the original claim amount.

      TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. TFM has not yet received an official decision concerning this complaint, but is aware that the Fiscal Court voted against TFM's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. TFM intends to present to the Magistrates Federal Court, which is the highest authority on legal matters in Mexico, all proper petitions and motions in support of its rights consistent with rulings issued by the Magistrates Federal Court in the past year. We believe that TFM's claim to have the VAT certificate reissued to include interest and inflation accruals will be upheld in Mexico's legal system.

      MEXICAN GOVERNMENT'S PUT OPTION ON ITS EQUITY INTEREST IN TFM

      In connection with the privatization of TFM and pursuant to the Put Agreements, the Mexican government retained a 20% equity interest in TFM. The intention was to sell these TFM shares through a public offering, at such time as the Mexican government considered it appropriate and with approval of the CNBV, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM. Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Mexican Stock Exchange ("Bolsa Mexicana de Valores" or "BMV"), at the initial offering price plus respective interest." In October 2003, Grupo TFM requested that a federal judge in Mexico provide an interpretation of the Put Agreements and the Mexican government's obligations thereunder.

      We believe that under the Put Agreements, the Mexican government agreed to comply with the following process in order to sell its equity interest in TFM:
(i) register the TFM shares with the BMV; (ii) receive the approval of the CNBV to exercise the put; (iii) request that TFM provide all information necessary to place the Mexican government's equity stake in the equity markets; and (iv) place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted. When the above steps are completed, the Mexican government would notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and would request that Grupo TFM acquire those shares at the minimum stipulated price.

      We do not believe that any of the steps described above have been carried out. Furthermore, we do not believe that the real value of the shares of TFM owned by the Mexican government can be determined at this time because TFM has not received the VAT refund as ordered by the Mexican Fiscal Court on August 13, 2003.

      Notwithstanding the foregoing, the price of the Mexican government's interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing Ps. 5,264 million, or approximately $469.4 million). The estimated fair market value of the Mexican government's interest as of December 31, 2003 was $475.6 million (the fair market value represents the price that a third party would be willing to pay).

      Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM, on October 31, 2003, the Ministry of Transportation requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Mexican government. Grupo TFM responded that the purchase of the Mexican government's shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the Ministry of Transportation notified Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Mexican government's TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation's communications with respect to the Mexican government's put rights.

      On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering Grupo TFM, the Ministry of Transportation and the Treasury to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Mexican government's put option to be calculated at an interest rate of 6% per annum (approximately Ps. 160,161,000 or approximately $14.3 million at December 31, 2003). However, as no further action has been taken by the Mexican government to enforce its rights in connection with the put, Grupo TFM's obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Additionally, Grupo TFM requested and obtained an injunction which prevents the Mexican government from exercising its put option. The Mexican government's ability to exercise its put option has been suspended until legal proceedings related to these matters are resolved. Grupo TFM will vigorously defend its view that the Mexican government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

      Grupo TFM acknowledges its commitment to acquire the TFM shares that the Mexican government holds and has informed the Mexican government of its desire to comply with the steps agreed to in the Put Agreements once the aforementioned formalities and conditions have been fulfilled.

      DISPUTES WITH FERROMEX

      We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

      In connection with such administrative proceeding, on March 13, 2002 and August 5, 2002, respectively, the Ministry of Transportation issued two rulings in response to our request. One such ruling established rates to be charged for short and long-distance trackage rights and the other ruling established rates to be charged for interline services and haulage rights, respectively. The rates with respect to such rulings were based on the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex have appealed both rulings issued by the Ministry of Transportation before the Mexican Federal Courts. TFM and Ferromex also requested and obtained a suspension of the effectiveness of the rulings pending resolution of this appeal.

      In September 2001, Ferromex filed a legal claim against us relating to the payments that we and Ferromex are required to make to each other for interline services and trackage and haulage rights. We believe that this legal claim is without merit and that the payments for interline services and trackage and haulage rights owed to us by Ferromex exceed the amount of payments that Ferromex claims we owe to Ferromex for such services and rights. Accordingly, we believe that the outcome of this legal claim will not have a material adverse effect on our the financial condition. On September 25, 2002, the Third Civil Court of Mexico City rendered a judgment in our favor. Ferromex subsequently appealed the judgment and we prevailed on the appeal. Ferromex then proceeded to the "amparo" proceedings before the Federal Courts of Mexico, and obtained a resolution ordering the higher local court to review the case again exclusively with respect to the interline services part of the original claim. The higher local issued a new ruling which both Ferromex and we contested in a new "amparo" proceeding at the Federal Court. Both parties obtained a favorable resolution. On March 22, 2004, the higher local court, in full compliance with the Federal Court resolution, issued a new resolution confirming the ruling issued on September 25, 2002 by the Third Civil Court of Mexico City in favor of us. On April 14, 2004, Ferromex filed a new legal claim ("incidente de repeticion de acto reclamado") before the Federal Courts, which we are currently vigorously contesting. While we believe we are likely to succeed in the latest action before the Federal Courts, we cannot assure you that we will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented us from using certain short trackage rights which we have over a portion of the route running from Celaya to Silao, which is the site of a General Motors plant from where we transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, we filed a counterclaim against Ferromex relating to these actions. We have also initiated several judicial and administrative proceedings at the Ministry of Transportation to seek the imposition of sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

      We have also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the Ministry of Transportation and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. We cannot predict whether we will ultimately prevail in such proceedings.

      In March 2002, the Ministry of Transportation issued its ruling in response to our request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. We are appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. We cannot predict whether we will ultimately prevail. We believe that even if the rates established in the ruling goes into effect and we and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on our results of operations. A separate ruling was issued confirming our right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. We requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to us. On January 9, 2004, the higher Federal Court confirmed the "amparo" resolution obtained by us, thereby confirming our right to use the Celaya-Silao stretch of Ferromex track. We cannot predict whether we will ultimately prevail in the main procedure regarding our right to use the Celaya-Silao stretch of Ferromex track.

      We and Ferromex have both initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and are pending final resolution.

      OTHER LEGAL PROCEEDINGS

      KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of several Grupo TFM and TFM board of directors meetings which have taken place since August 25, 2003. KCS has also initiated another proceeding seeking the nullification of Grupo TFM's November 24, 2003 shareholders' meeting. Finally, Nafta Rail S.A. de C.V. ("Nafta Rail"), an affiliate of KCS, initiated proceedings against us, TMM Multimodal, Grupo TFM, The Bank of New York, as trustee of the Logistics Trust-2000-A, Citibank, N.A., and Maple Trade Finance Corp., among others, seeking the court's declaration of the nullity of the option agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the Logistics Trust-2000-A. The defendants have requested that Nafta Rail's claims must be resolved in arbitration and The Bank of New York, Citibank, N.A., and Maple Trade Finance Corp., are in the process of being served. We believe that KCS's claims in this connection are without merit. At present, we have responded to all claims concerning which we have been served. Although we have no assurance regarding the outcome of the proceedings resulting from these claims, we believe that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on Grupo TFM or TFM.

      We are a party to various other legal proceedings and administrative actions arising in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding or administrative action, in management's opinion, such proceedings and actions should not, either individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

B.    SIGNIFICANT CHANGES

      Not applicable.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

      Not applicable.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      The securities are not traded on any stock exchange or other regulated market.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF THE ISSUE

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Set forth below is a brief summary of certain significant provisions of the corporate by-laws of TFM and Grupo TFM and Mexican law. This description does not purport to be complete and is qualified by reference to the by-laws of TFM and Grupo TFM which have been incorporated by reference as an exhibit to this report. For a description of the provisions of the by-laws relating to the Board of Directors, Executive Committee and statutory auditors, see Item 6, "Directors, Senior Management and Employees."

TFM

      ORGANIZATION AND REGISTER

      TFM was incorporated in Mexico as a sociedad anonima, denominated Ferrocarril del Noreste, S.A. de C.V., as evidenced by public deed number 50,413, dated November 22, 1996, granted before Miguel Alessio Robles, Notary Public number 19 of Mexico City, recorded in the Public Registry of Commerce of Monterrey, Mexico under Item 39, Volume 429, Book III, Second Auxiliary of the Commerce Section. By public deed number 33,385, dated May 6, 1997, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 222,305, and in the Public Registry of Commerce of Monterrey, Mexico under Item 3488, Volume 205-73, Book IV, Third Auxiliary acts and contracts, of the Commerce Section, TFM, among other things, changed its domicile to Mexico City and its corporate name to TFM, S.A. de C.V.

      The duration of TFM's existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of TFM's shareholders adopted at an extraordinary shareholders' meeting.

      Article 5 of TFM's by-laws sets forth the corporate purpose of TFM and authorizes TFM to engage in, among other things, the construction, administration, operation, exploitation and maintenance of railway infrastructure, the rendering of public railroad transport service, auxiliary services necessary therefore, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or advisable in furtherance of its corporate purposes.

      BOARD OF DIRECTORS

      The by-laws provide that the board of directors of TFM shall consist of eight directors and their corresponding alternates. Class I and Class II shareholders elect seven directors and their respective alternates. Class III shareholders elect one director and an alternate.

      Any individual, whether of Mexican or foreign nationality, may serve as a director of TFM for one or more terms.

      Pursuant to Article 26 of the by-laws, the compensation of the directors shall be established at the general shareholders' meeting that elected them. Currently, the compensation afforded to the directors of TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to TFM's general expense account in the corresponding fiscal year.

      Mexican law provides that any director who has a conflict of interest in any transaction involving TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to TFM.

      CAPITAL STOCK

      So long as the shares of TFM's capital stock are not listed for trading on any public market, certain acts, agreements or transactions of TFM require the prior approval of its board of directors by affirmative vote of a qualified majority of the directors.

      TFM has two series of outstanding capital stock: Series A Shares and Series B Shares, which are divided into subseries A-1 and B-1, which represent the minimum fixed capital of TFM, and subseries A-2 and B-2, which represent the variable portion of the capital stock of TFM, and into three classes, Class I, Class II and Class III. All of the shares of the capital stock of TFM currently outstanding are fully paid and non-assessable. Class III Shares can represent up to 20.0% of the total amount of the capital stock.

      Class I Shares and Class II Shares are common, full-voting and nominative shares of the capital stock, without par value. Class I Shares and Class II Shares are entitled to elect seven of TFM's eight directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting.

      Class III Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to cast one vote per share at each shareholders' meeting which the holders of such shares have the right to attend. Class III Shares afford the right to (i) elect one of the eight directors of TFM and a respective alternate, and (ii) vote, together with Class I Shares and Class II Shares, exclusively on the matters mentioned in article 113 of the General Corporations Law, and on the following matters, which may only be considered at an extraordinary shareholders' meeting: (a) granting of any kind of guarantees with respect to third party obligations not in the ordinary course of business; (b) granting of loans to third parties not in the ordinary course of business; (c) acquisitions not in furtherance of the corporate purposes of TFM and not in the ordinary course of business, if such acquisitions have an aggregate value of more than $1,000,000; (d) the cancellation or redemption of the Class III Shares; and (e) cancellation of the registration of the shares issued by TFM in the National Registry of Securities and Intermediaries or any other foreign securities exchange. Except as described herein, the holders of Class III Shares have no voting rights. Class III Shares are not entitled to preferential and accumulative dividends.

      All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by TFM, shareholder liability is limited to each shareholder's capital contribution.

      Only shares representative of the variable portion of TFM capital stock may be redeemed, provided that as a consequence of such redemption, (i) the number of shareholders of TFM is not less than two or (ii) the amount of capital stock is not reduced to less than the minimum established by Mexican law. If neither of these prohibitions apply, the shareholder owning shares representative of the variable portion of the capital stock may redeem all or part of its shares at the lesser of (a) 95.0% of the value of such shares at the Mexican stock exchange market or (b) the value of the shares pursuant to the last balance sheet approved by the shareholders. The reimbursement of the redeemed shares will become due on the day following the date of the next general ordinary shareholders meeting which approves the financial information of the fiscal year in which the redemption must take effect, pursuant to the procedure authorized by such shareholders meeting.

      SHAREHOLDER MEETINGS

      Ordinary shareholders' meetings require the attendance of holders of at least half the shares that have the right to attend such meetings, and the favorable vote of holders of a majority of the shares represented at any such meeting, in a first call, and, in a second or subsequent call, the affirmative vote of holders of a majority of shares at the meeting, irrespective of the number of Class I and Class II shares represented at the meeting.

      Extraordinary shareholders' meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of at least half the shares having such right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of holders of at least half of the shares having the right to attend such meetings.

      An ordinary shareholders' meeting must be held annually (the "annual meeting"), within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of TFM as of the end of the preceding fiscal year, and the annual report of the statutory auditors (comisarios), and to address other items on the agenda. By law, TFM's fiscal year must begin on January 1 and end on December 31 of each calendar year.

      Calls for shareholders' meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of TFM's capital stock are not listed for trading on any stock exchange, calls for shareholders' meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of TFM.

      Shareholders may be present or represented by proxy at shareholders' meetings. Directors and statutory auditors of TFM may not represent any shareholder at any shareholders' meeting. In order to attend any meeting, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of TFM need not comply with such requirements to be able to attend shareholders' meetings.

      LIMITATION ON SHARE OWNERSHIP

      Mexican law and TFM's corporate charter prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of this charter provision would be null and void. Mexican and non-Mexican investors may hold Series B Shares and any other series of shares issued by TFM if authorized by resolution at a shareholders' meeting. Class I Shares must at all times represent 51.0%, Class II Shares, 29.0%, and Class III Shares 20.0%, of the capital stock of TFM.

      None of TFM's shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

      Any foreigner who acquires any interest or participation in the capital stock of TFM will be considered a Mexican citizen for purposes of Mexican law, with respect to the ownership of such shares, and TFM (except for the right to own Series A Shares) and will be deemed to understand and agree that it may not invoke the protection of its own government in connection with its interest or participation in TFM, under penalty of forfeiture of such interest or participation in favor of the Mexican government.

      Any Mexican investor may acquire shares of the capital stock of TFM of any series without restriction of any kind.

GRUPO TFM

      ORGANIZATION AND REGISTER

      Grupo TFM was incorporated in Mexico as a sociedad de responsabilidad limitada de capital variable, denominated Transportacion Ferroviaria Mexicana,
S. de R.L. de C.V. as evidenced by public deed number 32,732, dated July 12, 1996, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314. By public deed number 33,387, dated May 6, 1997, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314, Grupo TFM was transformed into a sociedad anonima, and changed its name to Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V., among other things.

      The duration of Grupo TFM's existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of the shareholders of Grupo TFM adopted at an extraordinary shareholders' meeting.

      Article 5 of Grupo TFM's by-laws sets forth the corporate purpose of Grupo TFM and authorizes it to engage in, among other things, the constitution, organization and administration of various types of corporations, in Mexico or abroad, the rendering of public railroad transport service, auxiliary services necessary for such purpose, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or convenient in furtherance of its corporate purposes.

      BOARD OF DIRECTORS

      The board of directors of Grupo TFM consists of seven directors and their corresponding alternates. Series A shareholders elect four directors and their respective alternates. Series B shareholders elect three directors and their respective alternates.

      Any individual, whether of Mexican or foreign nationality, may serve as a director of Grupo TFM for one or more terms.

      Pursuant to Article 26 of the by-laws of Grupo TFM, the compensation of the directors is established at the general shareholders' meeting at which they are elected. Currently, the compensation afforded to the directors of Grupo TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to Grupo TFM's general expense account for the corresponding fiscal year.

      Mexican law provides that any director who has a conflict of interest in any transaction involving Grupo TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to Grupo TFM.

      Meetings of the board of directors require the attendance of the majority of the directors, and resolutions require adoption by a majority of directors present. The president of the board of directors has the deciding vote whenever the vote is tied. Holders of Series A Shares have the right to appoint the president of the board.

      CAPITAL STOCK

      Grupo TFM has three classes of outstanding capital stock: Series A Shares, Series B Shares and Series L-2 Shares. All of the shares of the capital stock of Grupo TFM currently outstanding are fully paid and non-assessable. Series L-2 Shares may represent up to 25.0% of the total amount of the capital stock of Grupo TFM.

      Series A Shares and Series B Shares are common, full-voting and nominative shares of the capital stock, without par value. Series L-2 Shares have limited voting rights, without par value, and may only be representative of the variable portion of the capital stock of Grupo TFM. Series A Shares are entitled to elect four of Grupo TFM's seven directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting. Series B are entitled to elect three of Grupo TFM's seven directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting.

      Series L-2 Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to attend only those shareholder meetings that relate to matters that holders of such shares are entitled to vote. Series L-2 Shares afford the right to vote, together with Series A Shares, exclusively on the following matters: (a) extension of the corporate life of Grupo TFM; (b) anticipated dissolution of Grupo TFM; (c) change in Grupo TFM's corporate purpose; (d) change in Grupo TFM's nationality; (e) change in the form of entity of Grupo TFM; (f) merger or spin-off of Grupo TFM; and (g) cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L-2 shares are registered. Except as described herein, the holders of Series L-2 Shares have no voting rights.

      Pursuant to Grupo TFM's charter and by-laws, ordinary shareholders' meetings require the attendance of holders of at least 60.0% of the shares that have the right to attend such meetings, and the affirmative vote of the majority present at any such meeting, in a first call, and, in a second or subsequent call, the affirmative vote of the majority present at such meeting, irrespective of the number of shares represented at the meeting.

      Extraordinary shareholders' meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of a majority of the shares with voting rights, in a first call, and, in a second or subsequent call, the attendance and affirmative vote of holders of at least the majority of the shares having the right to attend any such meeting.

      Extraordinary shareholders' meetings called to vote on the matters in which Series L-2 Shares have voting rights require attendance of holders of at least 75.0% of the shares with voting rights and a majority of the Series L-2 Shares, and the affirmative vote of the holders of at least 75.0% of the shares with voting rights and a majority of ordinary shares having full voting rights, in a first call, and in a second or subsequent call, the attendance and affirmative vote of a majority of the shares with the right to vote at the meeting and a majority of the shares of Grupo TFM which have full voting right.

      So long as the shares of Grupo TFM's capital stock are not listed for trading on any stock exchange, certain acts, agreements or transactions by Grupo TFM require the prior approval of its shareholders at an extraordinary meeting where the affirmative vote of a qualified majority of Grupo TFM shareholders is required.

      All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by Grupo TFM, shareholder liability is limited to each shareholder's capital contribution.

      Only shares representative of the variable portion of Grupo TFM capital stock may be redeemed, provided that as a consequence of such redemption, (i) the number of shareholders of Grupo TFM is not less than two or (ii) the amount of capital stock is not reduced to less than the minimum established by Mexican law. If neither of these prohibitions apply, the shareholder owning shares representative of the variable portion of the capital stock may redeem all or part of its shares at the lesser of (a) 95.0% of the value of such shares at the Mexican stock exchange market or (b) the value of the shares pursuant to the last balance sheet approved by the shareholders. The reimbursement of the redeemed shares will become due on the day following the date of the next general ordinary shareholders meeting which approves the financial information of the fiscal year in which the redemption must take effect, pursuant to the procedure authorized by such shareholders meeting.

      SHAREHOLDER MEETINGS

      The annual meeting shall occur within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of Grupo TFM as of the end of the preceding fiscal year, and the annual report of the comisarios (statutory auditors). The board will address other items on the agenda. By law, TFM's fiscal year must begin on January 1 and end on December 31 of each calendar year.

      Calls for shareholders' meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of Grupo TFM's capital stock are not listed for trading on any stock exchange, calls for shareholders' meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of Grupo TFM.

      Shareholders may be present or represented by proxy at shareholders' meetings. Directors and statutory auditors of Grupo TFM may not represent any shareholder at any shareholders' meeting. In order to attend any meeting of Grupo TFM, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of Grupo TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of TFM need not comply with such requirements to be able to attend shareholders' meetings.

      LIMITATION ON SHARE OWNERSHIP

      Mexican law and Grupo TFM's corporate charter prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of this charter provision would be null and void. Mexican and non-Mexican investors may hold Series B Shares and any other series of shares issued by Grupo TFM if authorized by resolution at a shareholders' meeting. Series A Shares must at all times represent 51.0%, and Series B Shares must at all times represent 49.0%, of the full voting shares issued and outstanding of Grupo TFM. Series L Shares must represent up to 25.0% of the capital stock of Grupo TFM.

      None of Grupo TFM's shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

      Any foreigner who acquires any interest or participation in the capital stock of Grupo TFM will be considered a Mexican citizen for purposes of Mexican law, with respect to the ownership of such shares, and Grupo TFM (except for the right to own Series A Shares) and will be deemed to understand and agree that it may not invoke the protection of its own government in connection with its interest or participation in Grupo TFM, under penalty of forfeiture of such interest or participation in favor of the Mexican government. Any Mexican investor may acquire shares of the capital stock of Grupo TFM of any series without restriction of any kind.

C.    MATERIAL CONTRACTS

      See Item 7B, "Major Shareholders and Related Party Transactions -- Related Party Transactions" and Item 5B, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Contractual Obligations" for a summary description of our material contracts, other than contracts entered into in the ordinary of course of business.

D.    EXCHANGE CONTROLS

      There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E.    TAXATION

      The following summary describes the principal U.S. federal income and Mexican federal tax consequences of the acquisition, ownership and disposition of the securities by:

      - U.S. holders (as defined below) in the case of U.S. federal income tax consequences; and

      - U.S. holders that are not residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (a "non-resident U.S. holder"), in the case of Mexican federal tax consequences.

      The summary with respect to U.S. federal income taxes is based on the U.S. Internal Revenue Code, treasury regulations, including proposed regulations and temporary regulations, promulgated under that code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this annual report. The summary with respect to Mexican federal taxes is based on Mexico's income tax law and regulations applicable on the date of this annual report. This information is subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of the securities.

      For purposes of this summary, a "U.S. holder" is any holder of our securities that is, for U.S. federal income tax purposes:

      -     a citizen or resident of the U.S.;

      - a corporation, partnership, or other entity created or organized in or under the laws of the U.S., or any political subdivision thereof;

      - an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

      - a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established a home in Mexico. However, if the individual also has a home outside of Mexico, such person shall be considered a resident of Mexico if such person's "center of vital interests" is located in Mexico. A person has a "center of vital interests" in Mexico, if, for example, more than 50% of such person's total income during such year is Mexican source income or such person's principal place of business is located in Mexico. An individual of Mexican nationality is presumed to be a resident of Mexico unless such person can demonstrate otherwise. A legal entity is a resident of Mexico if it has been incorporated under the laws of Mexico, or if it maintains the principal administration of its business in or the effective location of its management is in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is any individual or legal entity that is not a resident of Mexico for Mexican federal tax purposes.

      The description of the U.S. federal income and Mexican income tax laws set forth below is based on the laws in force as of the date of this report and is subject to any changes in applicable U.S. or Mexican tax laws. The governments of the U.S. and Mexico ratified an income tax treaty which became effective on January 1, 1994 and ratified various related protocols (together, the "Tax Treaty").

      Each holder of our securities should consult his, her or its tax advisors with respect to the tax treatment applicable to that holder.

MEXICAN TAX CONSIDERATIONS

      GENERAL

      This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our securities.

      PAYMENTS OF INTEREST

      Under Mexico's income tax law, payments of interest on each of our securities to non-resident U.S. holders (which is deemed to include any amounts paid by us in excess of the original issue price) will be subject to Mexican withholding tax at a rate of 4.9%, if the following requirements are met with respect to the relevant securities:

      - the securities are registered with the Special Section of the National Registry of Securities maintained by Mexico's National Banking and Securities Commission and evidence of the registration is filed with the Secretaria de Hacienda y Credito Publico (the Ministry of Finance and Public Credit);

      - the securities were placed outside of Mexico through banks or brokerage houses in a country with which Mexico has a treaty for the avoidance of double taxation;

      - we timely comply with certain information requirements established in the general rules issued by the Ministry of Finance and Public Credit; and

      - owners of more than 10.0% of our voting stock or entities in which we own more than 20.0% of the voting stock do not beneficially receive (as determined under Mexico's income tax law) more than 5.0% of the aggregate interest paid on the relevant securities. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties.

      We have been satisfying, and expect to continue to satisfy, the above-mentioned requirements, and accordingly, we expect that the 4.9% withholding tax rate will apply.

      If any of the above-mentioned requirements is not met, the Mexican withholding tax will be 10.0% and in certain cases 33.0%.

      Under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to non-resident U.S. holders that are eligible for benefits under the Tax Treaty will be limited to either:

      -     15.0%; or

      -     4.9% if:

      (i) the securities are deemed to be regularly and substantially traded on a recognized securities market as defined by the Tax Treaty; or

      (ii) the securities are held by banks, including saving and investment banks, and insurance institutions.

      As of the date of this annual report, the Tax Treaty is not expected to have any material effect on the Mexican tax consequences described herein.

      Payments of interest on the securities to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax if:

      - the fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

      -     the interest is exempt from taxes in its country of residence; and

      - the fund is registered with the Ministry of Finance and Public Credit for these purposes.

      PAYMENT OF PRINCIPAL

      Under Mexico's income tax law, principal paid to a non-resident U.S. holder of our securities is not subject to Mexican withholding tax.

      ADDITIONAL AMOUNTS

      Pursuant to the applicable indenture, but subject to certain exceptions and limitations, all payments on our securities will be made free and clear of any withholding taxes imposed by Mexico. We will furnish to the trustee under each indenture the official receipts (or a certified copy of the official receipts) evidencing the payment of Mexican withholding taxes by us. Copies of such receipts will be made available to holders upon request.

      TAXATION OF CAPITAL GAINS

      The sale or other disposition of our securities by a non-resident U.S. holder will not be subject to Mexican taxation.

      OTHER MEXICAN TAXES

      There are no Mexican estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership or disposition of the securities by non-resident U.S. holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our securities.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      GENERAL

      The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the securities held by U.S. holders that hold the securities as capital assets. This summary is not addressed to some types of holders subject to special treatment under U.S. federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding the securities as part of a straddle, hedging, conversion or other integrated transaction, or persons whose functional currency is not the Dollar.

      The discussion below does not address U.S. federal estate and gift tax considerations or the effect of any U.S. state or local tax law. Persons holding the securities should consult their own tax advisors concerning the application of the U.S. federal income tax law to their particular situations as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

      TAXATION OF INTEREST

      A U.S. holder must generally include in such holder's gross income all interest income on a security (including interest on account of Mexican withholding taxes, if any) at the time accrued or paid, in accordance with the U.S. holder's usual method of tax accounting for U.S. federal income tax purposes.

      Interest income on the securities will generally be treated as foreign source income for U.S. federal income tax purposes.

      A U.S. holder's interest income will not be reduced by the Mexican taxes withheld. Therefore, a U.S. holder will usually be required to include more interest in such holder's gross income than such holder actually receives as interest on the securities. A U.S. holder may, subject to some limitations, elect to claim either a U.S. federal tax deduction or a credit for Mexican taxes withheld from payments of interest on a security. The rules relating to foreign tax credits are extremely complex and U.S. holders should consult with their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.

      ORIGINAL ISSUE DISCOUNT

      Under the Internal Revenue Code, if the security's stated redemption price at maturity exceeds its original issue price, that difference is called "original issue discount." The U.S. Internal Revenue Service deems original issue discount to be interest income. Therefore, subject to a de minimis exception, U.S. holders will generally have to include original issue discount in their income as ordinary income regardless of such holder's regular method of accounting. Original issue discount is not included in income as a lump sum, but as it accrues, and is calculated assuming a constant yield to maturity (equal payments over time). Because this calculation assumes a constant yield, a U.S. holder may be deemed to have received income from original issue discount before the corresponding cash payment is actually made.

      A security's stated redemption price at maturity will equal the sum of all payments thereon, minus any part of the payments that is "qualified stated interest." Qualified stated interest is interest that is:

      - unconditionally payable in cash or in property (other than debt instruments of the issuer);

      -     paid at least annually; and

      - paid at a single fixed rate (or, subject to certain conditions, based on one or more interest indices).

      Because interest was not paid on the debentures prior to the year 2002, interest on the debentures is not "paid at least annually," and therefore none of the payments on the debentures will constitute qualified stated interest. Accordingly, no qualified stated interest deductions can be made from any payment made on the debentures, and the full value of every payment will be used in calculating the stated redemption price at maturity. As a result, the debentures, but not the notes, will have substantial original issue discount and U.S. holders of the debentures will be required to include original issue discount in their gross income as described below.

      The amount of original issue discount a U.S. holder must include in gross income is based upon the number of days such holder holds the debenture during the tax year. A U.S. holder must include a portion of the original issue discount for every day such holder holds a debenture. The daily portions of original issue discount are calculated as follows:

      Step 1) Determine the number of days between interest accrual periods (183 for semi-annual, for example).

      Step 2) Determine the debenture's yield to maturity (this is a complex calculation based on compounding interest at the end of each interest accrual period).

      Step 3) Multiply the adjusted issue price of the debenture (as described below) by the debenture's yield to maturity (see Step 2 above) to arrive at the amount of original issue discount that will accrue during the period.

      Step 4) Divide the total original discount accrued during the period (see
              Step 3 above) by the number of days between interest accrual periods (see Step 1 above) to arrive at the "daily portion" of original issue discount.

      To calculate the amount of original issue discount a U.S. holder must include in such holder's gross income for each accrual period, multiply the daily portion for that accrual period by the number of days such holder held the debenture during that accrual period. If there is more than one accrual period each year, the U.S. holder will have to re-calculate the daily portion of original issue discount each accrual period. For example, if a debenture's accrual period is one year, the U.S. holder will only have one accrual period per taxable year, and will have to calculate the daily portion only once. If the accrual period is six months (semi-annual), the U.S. holder will have two accrual periods per taxable year, and will have to calculate a separate daily portion for each accrual period.

      At the end of every accrual period, the issue price of the debenture must be adjusted. During the first accrual period, the adjusted issue price is simply the original issue price. After the first accrual period, however, the adjusted issue price is the original issue price:

      - plus the total original issue discount accrued in previous accrual periods; and

      - minus the total amount of payments received on or before the beginning of the current accrual period.

      A U.S. holder generally may make an irrevocable election to include in its income its entire return on a debenture (i.e., the excess of all remaining payments to be received on a debenture, including stated interest, over the amount paid by such holder for such debenture) in accordance with a constant yield method based on the compounding of interest. For debentures purchased at a premium or bearing market discount in the hands of the

U.S. holder, the U.S. holder making such election will also be deemed to have made the election (discussed below in "Amortizable Bond Premium" and "Market Discount") to amortize premium or to accrue market discount in income currently on a constant-yield basis.

      Because of the complexity of the rules relating to original issue discount, U.S. holders should consult their tax advisors as to the application of these rules and as to the desirability, mechanics and consequences of making any elections in connection with original issue discount.

      MARKET DISCOUNT

      If a U.S. holder purchases a note for less than its stated redemption price at maturity or if a U.S. holder purchases a debenture for less than its revised issue price, the difference will be treated as a "market discount" for U.S. federal income tax purposes subject to a de minimis exception.

      Under the market discount rules, a U.S. holder will be required to treat any payment on a security, or any gain on its sale, exchange, retirement or other disposition, as ordinary income to the extent of the accrued market discount which was not previously included in income. If the security is disposed of in a non-taxable transaction (other than a non-recognition transaction described in section 1276(c) of the Internal Revenue Code), accrued market discount will be includible as ordinary income to the U.S. holder as if it had sold the security at its fair market value. In addition, a U.S. holder may be required to defer, until the maturity of the securities or their earlier disposition (including a non-taxable transaction other than a transaction described in section 1276(c) of the Internal Revenue Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or continued to purchase or carry the security. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the respective maturity dates of the securities, unless the U.S. holder elects to accrue on a constant-yield basis.

      A U.S. holder of a security may elect to include market discount in income as it accrues on either a ratable or a constant yield basis. If a U.S. holder makes this election, the rules regarding the treatment of gain upon the disposition of the security and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if a U.S. holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. Currently this election may not be revoked without the consent of the Internal Revenue Service.

      ACQUISITION PREMIUM

      A U.S. holder that purchases a security for an amount that is greater than its adjusted issue price, but less than or equal to the sum of all amounts payable on such security (other than qualified stated interest) after the purchase date, will be considered to have purchased that security at an "acquisition premium" within the meaning of the Internal Revenue Code. Under the acquisition premium rules, the amount of original issue discount that the holder must include in such holder's gross income for any taxable year will be reduced by the following fraction:

            (Cost of security minus security's adjusted issue price)
            --------------------------------------------------------
                (Sum of all amounts still to be paid on security
                     minus security's adjusted issue price)

      Because the debentures (and not the notes) were issued with original issue discount, the discussion above only applies to purchases of debentures.

      AMORTIZABLE BOND PREMIUM

      If a U.S. holder purchases a security for more than the sum of all amounts payable on the security (other than qualified stated interest) after the purchase date, that excess will be considered an "amortizable bond premium." This holder may elect to amortize the premium to offset the interest from the security such holder would otherwise be required to include in income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. holder's basis in the security will be reduced by the amount of bond premium, offset against interest. Currently, if a

U.S. holder elects to amortize the premium to offset the interest from the securities, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. Currently, this election may not be revoked without the consent of the Internal Revenue Service.

      TAXATION OF DISPOSITIONS

      A U.S. holder that holds a security as a capital asset will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, retirement or other disposition of the security in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the security. A U.S. holder's tax basis in the securities will generally be the cost of the security plus the original issue discount or market discount, if any, the U.S. holder previously included in income minus any amortized premium or any payments other than the payments of qualified stated interest made on the security.

      Except as described above with respect to market discount, the gain or loss will be capital gain or loss. If, at the time of sale, exchange, or retirement, the security has been held for more than 12 months, the gain or loss will be long-term capital gain or loss. If a security has been held for not more than 12 months, the gain or loss will be a short-term capital gain or loss. Under current law, net long-term capital gains of individuals are typically taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as from sources within the U.S. for U.S. federal income tax purposes.

      BACKUP WITHHOLDING AND INFORMATION REPORTING

      U.S. "backup" withholding may apply to some payments of principal and interest on the securities and to certain payments of proceeds from the sale or retirement of the securities. Generally these payments made by mail or wire transfer to an address in the U.S. or made by a paying agent, broker or other intermediary in the U.S. are subject to a backup withholding tax at a rate of 28.0% in 2004 if the U.S. holder fails to furnish such holder's taxpayer identification number, which is a social security number or employer identification number, to certify that the U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.

      Some U.S. holders, including, among others, all corporations, are not subject to backup withholding. In addition, information reporting to the U.S. Internal Revenue Service may apply to some payments of principal and interest, if any, and premium in respect of the securities and to proceeds from the sale or other disposition of the securities.

      Any amounts withheld under the backup withholding rules from a payment to a U.S. holder with respect to the securities will be allowed as a refund or credit against such U.S. holder's U.S. federal income tax liability; provided, however, the U.S. holder timely furnishes the required information to the U.S. Internal Revenue Service.

      THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

F.    DIVIDEND AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      The documents concerning TFM and Grupo TFM that are referred to in this report may be inspected at their offices at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We periodically review our exposure to risks arising from fluctuations in interest rates, foreign exchange and fuel prices and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We do not enter into market-risk sensitive instruments for speculative purposes. See Note 6 to our financial statements.

      INTEREST RATE RISK

      We are subject to interest rate risk principally with respect to our debt that bears interest at floating rates. The following table sets forth TFM's principal cash flows and related weighted average interest rates by expected maturity date of its long-term debt as of December 31, 2003:

                                               FIXED RATE         VARIABLE RATE
                MATURITY                         DEBT(1)             DEBT(2)
-----------------------------------------     --------------      -------------
                                                  (IN THOUSANDS OF DOLLARS)
2004.....................................     $           --      $     121,571
2005.....................................                 --             36,571
2006.....................................                 --             36,571
2007.....................................            150,000                 --
Thereafter...............................     $      623,501      $          --
                                              --------------      -------------
  Total..................................     $      773,501      $     194,713
                                              ==============      =============
  Fair Value.............................     $      795,078      $     194,713
                                              ==============      =============

-----------------------
   (1) Includes $150.0 million principal amount of senior notes at the annual interest rate of 10.25%, $443.5 million principal amount of debentures at the annual rate of 11.75% and $180.0 million principal amount of senior notes at the annual interest rate of 12.50%.

   (2) Includes notes under our commercial paper program at variable interest rates and notes under our term loan facility. The weighted average interest rate as of December 31, 2003 was approximately 1.28% for the commercial paper program and 3.97% for the term loan facility.

INTEREST RATE AGREEMENTS

      In the past, we have entered into some types of interest rate contracts to manage our interest rate risk. In the future, we may use interest rate forward contracts to offset changes in the rates received on short term floating rate assets to manage our risk with respect to interest rates in Mexico and the U.S. We currently have no such contracts in effect.

FOREIGN EXCHANGE RISKS

      The purpose of our foreign currency hedging activities is to limit the risks arising from Peso-denominated monetary assets and liabilities. Our management determines the nature and quantity of any hedging transactions, based upon net assets exposure and market conditions.

      At December 31, 2003, we had monetary assets and liabilities denominated in Pesos of Ps. 1,325.0 million and Ps. 261.0 million, respectively. At December 31, 2002, we had monetary assets and liabilities denominated in Pesos of Ps. 1,292.0 million and Ps. 414.0 million, respectively. At December 31, 2001, we had Peso-denominated monetary assets and liabilities of Ps. 1,725.0 million and Ps. 334.0 million, respectively. At December 31, 2003, 2002 and 2001, the applicable Peso-Dollar exchange rate was Ps. 11.23, Ps. 10.45 and Ps. 9.18 per Dollar, respectively.

FUEL PRICE RISKS

      We may seek to increase the predictability of our operating expenses by purchasing U.S. fuel futures contracts, which are accounted for as hedging transactions used to offset fuel price risk. As of December 31, 2003, we had no fuel futures contracts outstanding. As of December 31, 2002, we had ten swap contracts outstanding for 5,000,083 gallons of fuel, which expired in January and February 2003. The realized gain was $1.5 million and we had recorded a benefit of $1.0 million at December 31, 2002 and recorded the remaining benefit of $0.5 million in 2003. As a result of the fuel swap contracts acquired during 2003, the realized gain was $0.8 million.

ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      We did not meet certain required maintenance covenants regarding financial ratios under our bank credit facilities for each of the three months ended September 30, 2003, December 31, 2003 and March 31, 2004. Accordingly, we sought and received waivers from the lenders under our bank credit facilities for such non-compliance. See Item 5B, "Liquidity and Capital Resources -- Contractual Obligations -- Covenants."

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

E.    USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

      In designing and evaluating our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer recognize that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as of the end of the period covered by this report. Based on such evaluation, they have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

      There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Because neither TFM nor Grupo TFM has a formal audit committee, each of TFM's and Grupo TFM's boards of directors is deemed to be each company's respective audit committee for purposes of the Sarbanes-Oxley Act and related regulations. Each of TFM's and Grupo TFM's boards of directors has not determined that it has an "audit committee financial expert" (as defined by the SEC) serving on each company's respective board of directors. However, we believe that the current members of each of TFM's and Grupo TFM's boards of directors collectively have the skills and experience to discharge fully their respective duties as each company's respective audit committee.

ITEM 16B. CODE OF ETHICS

      We have adopted a written code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. We have filed a copy of this code of ethics as an exhibit to this report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers, S.C. ("PWC"), independent accountants, to TFM and Grupo TFM for the years ended December 31, 2002 and 2003.
                     (Figures in thousands of U.S. Dollars)

                                                       YEAR ENDED DECEMBER 31,
                                                 ----------------------------------
                                                     2002                 2003
                                                 -------------        -------------
Audit fees(1)............................        $       492.5        $       206.8
Audit-related fees(2)....................                   --                   --
Tax fees(3)..............................                 45.2                 17.7
All other fees(4)........................                   --                   --
                                                 -------------        -------------
  Total..................................        $       537.7        $       224.5
                                                 =============        =============

-------------------------
      (1) Audit fees include fees for services performed by the independent accountant for the audit or review of financial statements. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

      (2) Audit-related fees include fees for employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

      (3) Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

      (4) All other fees include fees for services other than those described in the above categories.

      Each of TFM's and Grupo TFM's board of directors pre-approves annually specific audit and non-audit services that may be performed by PWC, as well as the budgeted fee levels for each of these services. PWC periodically provides a report to each of TFM's and Grupo TFM's board of directors in order for each of TFM's and Grupo TFM's board of directors to review the services that PWC is providing, as well as the status and cost of those services.

      During 2003, none of the services provided to TFM and Grupo TFM by PWC was approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-62.

ITEM 19. EXHIBITS

Documents filed as exhibits to this report.

Exhibit No.

      1.1 Corporate by-laws (Estatutos Sociales) of TFM, together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-8322).

      1.2 Corporate by-laws (Estatutos Sociales) of Grupo TFM, together with an English translation (incorporated herein by reference to Exhibit
            3.2 of our Registration Statement on Form F-4, File No. 333-8322).

      2.1 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No.333-8322).

      2.2 First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

      2.3 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-8322).

      2.4 First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 2.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

      2.5 Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM's 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit
            4.3 of our Registration Statement on Form F-4, File No. 333-102222).

      2.6 Specimen Global Note representing the Senior Notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No.333-8322).

      2.7 Specimen Global Note representing the Senior Discount Debentures (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-8322).

      2.8 Specimen Global Note representing the Senior Notes due 2012 exchange notes (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222).

      2.9 Purchase Agreement, dated as of June 6, 2002, between TFM and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 10.16 of TFM's Registration Statement on Form F-4, File No. 333-102222).

      4.1 Concession title granted by the Secretaria de Comunicaciones y Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V. ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322).

      4.2 Amendment dated February 12, 2001 of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

      4.3 Credit Agreement, dated as of September 19, 2000 among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit 4.3 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

      4.4 Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
            2000).

      4.5 Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit
            4.5 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

      4.6 Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-4, File No. 333-102222).

      4.7 First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 4.7 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

      4.8 Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-102222).

      4.9 First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 4.9 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
            2002).

      4.10 Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-8322).

      4.11 Amendment, dated as of April 30, 2002, to the TMM Management Services Agreement (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
            2002).

      4.12 Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit
            10.2 of our Registration Statement on Form F-4, File No. 333-8322).

      4.13 Amendment, dated as of April 30, 2002, to the KCS Management Services Agreement (incorporated herein by reference to Exhibit
            10.15 of our Registration Statement on Form F-4, File No.
            333-102222).

      4.14 Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322).

      4.15 Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322).

      4.16 Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322).

      4.17 English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222).

      4.18 Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City Southern Railway Company, Kansas City Southern Industries, Inc. and TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's 4.18 Annual Report on Form 20-F for fiscal year 2001).

      4.19 Stock Purchase Agreement, dated as of April 15, 2003, by and among Kansas City Southern, Grupo TMM and TFM (incorporated herein by reference to Exhibit 10.26 of Grupo TMM's Registration Statement on Form F-4, Registration No. 333-112242).

      8.1*  List of subsidiaries of TFM.

      11.1* English translation of TFM's Code of Ethics.

      12.1* Certification of Chief Executive Officer of TFM and Grupo TFM.

      12.2* Certification of Chief Financial Officer of TFM and Grupo TFM.

      13.1* Certification of Chief Executive Officer and Chief Financial Officer of TFM and Grupo TFM, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    * Filed herewith.

                                   SIGNATURES

      The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

                                      TFM, S.A. DE C.V.

                                      GRUPO TRANSPORTACION FERROVIARIA
                                      MEXICANA, S.A. DE C.V.

                                      By: /s/ Jacinto Marina Cortes
                                          --------------------------
                                          Name: Jacinto Marina Cortes
                                          Title: Chief Financial Officer

                                      By: /s/ Leon Ortiz
                                          -----------------------
                                          Name: Leon Ortiz
                                          Title:   Treasurer

Date: June 29, 2004

                                      INDEX

                                TFM, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2002 AND 2003

                              CONTENTS                                                PAGE
                              --------                                                ----
Report of Independent Registered Public Accounting Firm............................   F-2

Combined and Consolidated Balance Sheets...........................................   F-3

Combined and Consolidated Statements of Income.....................................   F-4

Combined and Consolidated Statements of Changes in Stockholders' Equity............   F-5

Combined and Consolidated Statements of Cash Flows.................................   F-6

Notes to the Combined and Consolidated Financial Statements........................   F-8

                        GRUPO TRANSPORTACION FERROVIARIA
                             MEXICANA, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                              CONTENTS                                                PAGE
                              --------                                                ----
Report of Independent Registered Public Accounting Firm............................   F-33

Combined and Consolidated Balance Sheets...........................................   F-34

Combined and Consolidated Statements of Income.....................................   F-35

Combined and Consolidated Statements of Changes in Stockholders' Equity............   F-36

Combined and Consolidated Statements of Cash Flows.................................   F-37

Notes to the Combined and Consolidated Financial Statements........................   F-38

                                TFM, S.A. DE C.V.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 19, 2004, except for Note 13, which is dated June 24, 2004

To the Board of Directors and Stockholders of TFM, S.A. de C.V.

We have audited the accompanying combined and consolidated balance sheets of TFM, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related combined and consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with International Auditing Standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the combined and consolidated financial position of TFM, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the combined and consolidated results of their operations, the changes in their stockholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the combined and consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

                                TFM, S.A. DE C.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                              DECEMBER 31,
                                                                                              ------------
                                                                                          2002             2003
                                                                                      ------------     ------------
ASSETS
Current assets:
     Cash and cash equivalents......................................................  $     30,221     $      3,569
     Accounts receivable - Net......................................................        90,596          101,595
     Amounts due from related parties (Note 7)......................................         5,316            5,410
     Taxes recoverable..............................................................        78,808           51,244
     Other accounts receivable - Net................................................        27,820           34,046
     Materials and supplies.........................................................        20,261           16,693
     Other current assets...........................................................        12,200           13,157
         Total current assets.......................................................       265,222          225,714
                                                                                      ------------     ------------
Long-term account receivable........................................................         1,388            1,350
Concession rights and related assets - Net (Note 3).................................     1,164,301        1,124,182
Property, machinery and equipment - Net (Note 4)....................................       609,367          632,431
Long-term receivable from Grupo TFM (Note 7)........................................       661,477          661,116
Investment held in associate company (Note 2h.).....................................         7,435            8,020
Other assets........................................................................           524            1,503
Deferred income taxes (Note 10).....................................................        97,178           73,833
                                                                                      ------------     ------------
         Total assets...............................................................  $  2,806,892     $  2,728,149
                                                                                      ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term liabilities:

     Current portion of long-term debt (Note 5).....................................  $     18,286     $    192,740
     Current portion of capital lease obligations (Note 11).........................           267              414
     Amounts owed to related parties (Note 7).......................................         9,175           10,010
     Suppliers......................................................................        57,236           65,522
     Advance payments from customers................................................         7,055            5,809
     Accounts payable and accrued expenses..........................................        55,276           86,179
                                                                                      ------------     ------------
         Total short-term liabilities...............................................       147,295          360,674
                                                                                      ------------     ------------
Long-term portion of capital lease obligations (Note 11)............................         1,875            1,556
Long-term debt (Note 5).............................................................       968,555          745,189
Other long-term liabilities.........................................................        40,735           33,724
                                                                                      ------------     ------------
         Total long-term liabilities................................................     1,011,165          780,469
                                                                                      ------------     ------------
         Total liabilities..........................................................     1,158,460        1,141,143
                                                                                      ------------     ------------
Minority interest (Note 2o.)........................................................           (84)            (466)
                                                                                      ------------     ------------
Commitments and contingencies (Note 11)
Subsequent events (Note 13)
Stockholders' equity (Note 8):
Common stock, 1,383,987,505 shares authorized, issued and outstanding without
  par value.........................................................................     1,758,882        1,758,882
Effect on purchase of subsidiary shares.............................................       (41,952)         (41,952)
Treasury shares.....................................................................      (256,130)        (256,130)
Retained earnings...................................................................       187,716          126,672
                                                                                      ------------     ------------
         Total stockholders' equity.................................................     1,648,516        1,587,472
                                                                                      ------------     ------------
         Total liabilities and stockholders' equity.................................  $  2,806,892     $  2,728,149
                                                                                      ============     ============

       The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
                                 (NOTES 1 AND 7)
         (amounts in thousands of US dollars, except per share amounts)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                     2001           2002            2003
                                                                                   ---------   -------------   -------------
Transportation revenues.........................................................   $ 720,627    $    712,140    $    698,528
                                                                                   ---------   -------------   -------------
Costs and expenses:
     Salaries, wages and employee benefits......................................     128,845         124,413         121,762
     Purchased services.........................................................     147,015         163,835         155,594
     Fuel, material and supplies................................................      68,717          58,594          71,843
     Other costs................................................................     147,578         129,428         130,769
     Depreciation and amortization..............................................      78,345          81,401          85,403
                                                                                   ---------   -------------   -------------
                                                                                     570,500         557,671         565,371
                                                                                   ---------   -------------   -------------
Income on transportation........................................................     150,127         154,469         133,157
                                                                                   ---------   -------------   -------------
Other income (expenses) - Net (Note 9)..........................................      34,257         (19,614)        (35,601)
                                                                                   ---------   -------------   -------------
Operating income................................................................     184,384         134,855          97,556
                                                                                   ---------   -------------   -------------
Interest income.................................................................       4,510           4,974           1,509
Interest expense................................................................     (87,009)       (101,722)       (112,641)
Exchange gain (loss) - Net......................................................       2,819         (17,508)        (13,744)
                                                                                   ---------   -------------   -------------
Net financing cost..............................................................     (79,680)       (114,256)       (124,876)
                                                                                   ---------   -------------   -------------
Income (loss) before provision for deferred
Income taxes and minority interest..............................................     104,704          20,599         (27,320)
Income tax and deferred income tax expense (Note 10)............................      (2,550)        (32,033)        (34,107)
                                                                                   ---------   -------------   -------------
Income (loss) before minority interest..........................................     102,154         (11,434)        (61,427)

Minority interest...............................................................                          84             383
                                                                                   ---------   -------------   -------------
Net income (loss) for the year..................................................   $ 102,154   ($     11,350)  ($     61,044)
                                                                                   =========   =============   =============
Net income (loss) for the year per share (Note 2p.).............................   $  0.0738   ($     0.0082)  ($      0.441)
                                                                                   =========   =============   =============

       The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
                   IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2002 AND 2003
                                 (NOTES 1 AND 8)
                      (amounts in thousands of US dollars)

                                                                EFFECT ON
                                                               PURCHASE OF
                                               COMMON          SUBSIDIARY          TREASURY         RETAINED
                                                STOCK            SHARES             SHARES          EARNINGS           TOTAL
                                             -----------      ------------       -----------       -----------      -----------
Balance at December 31, 2000 ............    $ 1,758,882       $    22,390                         $    96,537      $ 1,877,809
Net income for the year .................                                                              102,154          102,154
                                             -----------       -----------                         -----------      -----------
Balance at December 31, 2001 ............      1,758,882            22,390                             198,691        1,979,963
Effect on purchase of subsidiary shares..                          (64,342)                                375          (63,967)
Treasury shares .........................                                        ($  256,130)                          (256,130)
Net loss for the year ...................                                                              (11,350)         (11,350)
                                             -----------       -----------       -----------       -----------      -----------
Balance at December 31, 2002 ............      1,758,882           (41,952)         (256,130)          187,716        1,648,516
Net loss for the year ...................                                                              (61,044)         (61,044)
                                             -----------       -----------        ----------       -----------      -----------
Balance at December 31, 2003 ............    $ 1,758,882      ($    41,952)      ($  256,130)      $   126,672      $ 1,587,472
                                             ===========      ============       ===========       ===========      ===========

       The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                    2001           2002            2003
                                                                                ------------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year...............................................   $    102,154   ($    11,350)   ($    61,044)
                                                                                ------------   ------------    ------------
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...........................................         78,345         81,401          85,403
     Amortization of discount on senior secured debentures and
     commercial paper........................................................         49,408         23,158             370
     Income tax deferred income tax expense..................................          2,550         32,033          34,107
     Minority interest.......................................................                           (84)           (383)
     Loss on sale of property, machinery and equipment - Net.................          7,585          6,897           2,909
     Gain on transfer of concession rights - Net.............................        (60,744)
     Changes in assets and liabilities:
         Accounts receivable.................................................        (17,450)        12,621         (10,999)
         Long-term receivable from Grupo TFM.................................            (38)          (203)            361
         Other accounts receivable...........................................        (16,266)       (36,915)         21,338
         Materials and supplies..............................................          1,269          3,068           3,568
         Other current assets................................................         (1,084)        (2,170)           (957)
         Amounts due to related parties......................................        (42,109)         8,311             741
         Accounts payable and accrued expenses...............................         11,909         13,814          27,180
         Other non-current assets and long-term liabilities..................          4,523         (5,331)         (2,930)
                                                                                ------------   ------------    ------------
              Total adjustments..............................................         17,898        136,600         160,708
                                                                                ------------   ------------    ------------
Net cash provided by operating activities....................................        120,052        125,250          99,664
                                                                                ------------   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Mexrail, Inc...................................................                       (44,000)
Sale of property, machinery and equipment....................................          2,012            642           2,390
Acquisition of property, machinery and equipment.............................        (85,245)       (89,355)        (73,121)
Acquisition of treasury shares...............................................                      (162,575)
                                                                                ------------   ------------    ------------
Net cash used in investing activities........................................        (83,233)      (295,288)        (70,731)
                                                                                ------------   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper..............................................        (25,156)      (340,000)        (37,001)
Proceeds from commercial paper...............................................                       196,738
Proceeds from senior notes...................................................                       175,241
Proceeds from term loan facility.............................................                       128,000
Principal payment of term loan facility......................................                                       (18,286)
Principal payments under capital lease obligations...........................         (4,227)          (298)           (298)
                                                                                ------------   ------------    ------------
Net cash (used in) provided by financing activities..........................        (29,383)       159,681         (55,585)
                                                                                ------------   ------------    ------------
Increase (decrease) in cash and cash equivalents.............................          7,436        (10,357)        (26,652)
Cash and cash equivalents:
     Beginning of the year...................................................         33,142         40,578          30,221
                                                                                ------------   ------------    ------------
     End of the year.........................................................   $     40,578   $     30,221    $      3,569
                                                                                ============   ============    ============

SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest.......................................   $     28,779    $    58,525     $    98,626
                                                                                ============    ===========     ===========
NON CASH TRANSACTIONS:

Due from Mexican Government                                                     $     81,892    $    93,555
                                                                                ============    ===========
Due from related parties.....................................................                   $    20,000
                                                                                                ===========
Assets acquired through capital lease obligation.............................   $      2,448                    $       120
                                                                                ============    ===========     ===========

       The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

           NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
         (amounts in thousands of US dollars, except number of shares)

NOTE 1 - THE COMPANY:

      TFM, S.A. de C.V. ("TFM" or the "Company") was established by the Mexican Government (the "Government") in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de Mexico ("FNM"). In December 1996, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM") was awarded the right to acquire (the "Acquisition") an 80% interest in TFM, pursuant to a stock purchase agreement.

      TFM lines are comprised of approximately 2,638 (excluding the 20 miles of the Griega- Mariscala stretch, see Note 3) miles of track which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

      Approximately 71% of the Company's employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

      On February 27, 2002, Grupo TMM, S.A. de C.V. ("Grupo TMM") and Kansas City Southern ("KCS") announced that they had agreed to sell Mexrail (a US Company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase was paid by crediting an account receivable amounting to $20,000, due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge.

      The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interest because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders' equity, amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000.

      Since the above sale of Mexrail to TFM was a transaction between entities under common control, the transaction, for financial reporting purposes, has been retroactively restructured for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

      Arrendadora TFM, S.A. de C.V. was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.

      On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary the Tex-Mex Railway, to KCS for 32.6 million. The Mexrail stock sold was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board ("STB"). Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Since the sale was conditional on obtaining approval of the transaction by the STB, TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") expressed in US dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). See Note 12. The most significant accounting policies are described below.

      a.    CONSOLIDATION

      The consolidated financial statements include the accounts of TFM and its subsidiaries. All intercompany balances and transactions have been eliminated.

      b.    TRANSLATION

      Although TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos ("Ps"), except Mexrail and its subsidiary, TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency.

      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.

      c.    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.

      d.    ACCOUNTS RECEIVABLE

      Accounts receivable are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

      e.    MATERIALS AND SUPPLIES

      Materials and supplies consist mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

      f.    CONCESSION RIGHTS AND RELATED ASSETS

      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

      The assets acquired and liabilities assumed include:

            i. The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

            ii. The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

            iii. The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

            iv.   Capital lease obligations assumed.

      g.    PROPERTY, MACHINERY AND EQUIPMENT

      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4).

      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

      h.    INVESTMENT HELD IN ASSOCIATE COMPANY

      TFM's 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. For the years ended December 31, 2001, 2002 and 2003, the equity in the loss (income) of Mexico City rail terminal amounted to $915, ($1,269) and ($282), respectively and is included in other income (expenses) - net in the combined and consolidated statements of income (see Note
9).

      i.    DEFERRED INCOME TAX

      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.

      Deferred income tax is provided on temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

      j.    BORROWINGS

      Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statements over the period of the borrowings.

      k.    SENIORITY PREMIUMS

      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Starting in 2002, the Company recognized the seniority premiums based on actuarial computations. At December 31, 2002 and 2003, the Company had a provision of $778 and $847, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.

      Other compensations based on length of service to which employees may be entitled in the event of dismissal in accordance with the Mexican Federal Labor Law, are charged to the statement of income in the year in which they become payable.

      l.    REVENUE RECOGNITION

      Revenue is recognized proportionally as a shipment moves from origin to destination.

      m.    IMPAIRMENT

      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

      n.    LEASES

      Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

      o.    MINORITY INTEREST

      The minority interest reflects the 2% share of Arrendadora TFM held by Grupo TFM.

      p.    NET INCOME (LOSS) PER SHARE

      Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 1,383,987,505.

      q.    USE OF ESTIMATES

      The preparation of the combined and consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

      r.    FINANCIAL RISK MANAGEMENT

            i.    Financial risk factors

      The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts interest rate arrangements and U.S. based fuel futures. These contracts are marked to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. See Note 6.

            ii.   Foreign exchange risk

      TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.

      At December 31, 2003 TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million (Ps1,292 million and Ps414 million, at December 31, 2002), respectively. At December 31, 2002 and 2003 the exchange rate was Ps10.45 and Ps11.23 per US dollar, respectively. At March 19, 2004, date of issuance of these combined and consolidated financial statements, the exchange rate was Ps10.98 per US dollar.

            iii.  Interest-rate risk

      The Company's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM's policy is to maintain approximately 75% of its borrowings in fixed-rate instruments. At the years ended December 31, 2002 and 2003 75% and 80% were at fixed rates.

            iv.   Concentration of risk

      Over 19.4% of the Company's transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company's largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers' financial conditions and maintains a provision for impairment of those receivables.

      s.    RECLASSIFICATIONS

      Certain figures of the years 2001 and 2002 were reclassified according to 2003 figures.

      t.    NEW ACCOUNTING PRONOUNCEMENTS

      The International Accounting Standards Board ("IASB") on December 18, 2003 revised International Accounting Standards ("IAS") 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB's improvement project.

      The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings:

      -     Removal of some options (i. e. allowed alternatives)

      -     Better reporting through convergence

      -     New guidance and disclosures

      Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003.

      The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

      On February 19, 2004, the IASB published IFRS 2, "Shares-based Payment". Effective date is for periods beginning on or after January 1, 2005. IFRS 2 replaces the IAS 19 disclosure requirements of equity compensation benefits. The IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based transactions and with settlement alternatives.

      Management is currently evaluating the impact, if any, of the adoption of the above-mentioned standards.

NOTE 3 - CONCESSION RIGHTS AND RELATED ASSETS:

      In December 1996, the Government granted TFM the concession (the "Concession") to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length. Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

      Concession rights and related assets are summarized as follows:

                                                        DECEMBER 31,
                                                --------------------------   ESTIMATED USEFUL
                                                   2002           2003         LIVES (YEARS)
                                                -----------    -----------   ----------------
Land ........................................   $   132,878    $   132,878         50
Buildings ...................................        33,113         33,113        27-30
Bridges .....................................        75,350         75,350         41
Tunnels .....................................        94,043         94,043         40
Rail ........................................       317,268        317,268         29
Concrete and wood ties ......................       137,351        137,351         27
Yards .......................................       106,174        106,174         35
Ballast .....................................       107,189        107,189         27
Grading .....................................       391,808        391,808         50
Culverts ....................................        14,942         14,942         21
Signals .....................................         1,418          1,418         26
Other .......................................        10,148         10,148        5-50
                                                -----------    -----------
                                                  1,421,682      1,421,682
Accumulated amortization ....................      (257,381)      (297,500)
                                                -----------    -----------
Concession rights and related assets - Net ..   $ 1,164,301    $ 1,124,182
                                                ===========    ===========

      Amortization of concession rights was $38.9 million in 2001, $38.6 million In 2002 and $39.8 million in 2003.

      On February 9, 2001, the Ministry of Communications and Transport ("SCT") issued statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.63% Grupo TFM's capital stock owned indirectly by the Government through FNM and Nacional Financiera, S.N.C. ("Nafin") (see Note 8). During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other (expenses) - net in the combined and consolidated statement of income (see Note
9).

      Government payment was restated in accordance with an appraisal performed by the "Comision de Avaluos de Bienes Nacionales", until the payment date.

      On February 12, 2001, the SCT modified the Concession title granted to TFM
(i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the city of Queretaro.

NOTE 4 - PROPERTY, MACHINERY AND EQUIPMENT:

      Pursuant to the assets purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see
Note 11). Legal title to the purchased assets was transferred to TFM at that time.

                                   BALANCE AT                       DECEMBER 31, 2003            BALANCE AT
                                  BEGINNING OF             ----------------------------------   BEGINNING OF   ESTIMATED
                                 YEAR - NET OF                         TRANSFER                 YEAR - NET OF   USEFUL
                                  ACCUMULATED                            AND                     ACCUMULATED    LIVES
                                  DEPRECIATION  ADDITIONS  DISPOSALS    OTHERS   DEPRECIATION   DEPRECIATION   (YEARS)
                                 -------------  ---------  ---------  ---------  ------------   -------------  ---------
Locomotives...................   $ 111,644                                          $11,609       $ 100,035        14
Freight cars..................      66,023      $    122    $ 3,356                   5,387          57,402      12-16
Machinery of workshop.........       7,000             5               $    387       1,944           5,448         8
Machinery of road.............      21,712           310                     78       1,910          20,190        14
Terminal and other equipment..      35,528         1,212        177      17,951       5,153          49,361       1-15
Track improvement.............     234,769        27,391                 22,939       9,096         276,003      15-48
Buildings.....................       5,368           820         34                     177           5,977        20
Overhaul......................      45,246         9,758                             10,197          44,807         8
                                 ---------      --------    -------   ---------     -------       ---------
                                   527,290        39,618      3,567      41,355      45,473         559,223
Land..........................      37,607            18        198                                  37,427
Construction in progress......      44,470        33,485                (42,174)                     35,781
                                 ---------      --------    -------   ---------     -------       ---------
                                 $ 609,367      $ 73,121    $ 3,765   ($    819)    $45,473       $ 632,431
                                 =========      ========    =======   =========     =======       =========

                                   BALANCE AT                       DECEMBER 31, 2002            BALANCE AT
                                  BEGINNING OF             ----------------------------------   BEGINNING OF   ESTIMATED
                                 YEAR - NET OF                         TRANSFER                 YEAR - NET OF   USEFUL
                                  ACCUMULATED                            AND                     ACCUMULATED    LIVES
                                  DEPRECIATION  ADDITIONS  DISPOSALS    OTHERS   DEPRECIATION   DEPRECIATION   (YEARS)
                                 -------------  ---------  ---------  ---------  ------------   -------------  ---------
Locomotives...................     $ 123,385               $    122                $ 11,619       $ 111,644       14
Freight cars..................        76,905                  4,974                   5,908          66,023      12-16
Machinery of workshop.........         8,499    $     70               $    337       1,906           7,000        8
Machinery of road.............        20,790          14         61       2,747       1,778          21,712       14
Terminal and other equipment..        36,798       1,571        223       3,069       5,687          35,528      1-15
Track improvement.............       195,136       5,518                 40,885       6,770         234,769      15-48
Buildings.....................         5,033         181                    292         138           5,368       20
Overhaul......................        44,092      10,120                              8,966          45,246        8
                                   ---------    --------   --------   ---------    --------       ---------
                                     510,638      17,474      5,380      47,330      42,772         527,290
Land..........................        37,459                     14         162                      37,607
Construction in progress......        20,624      71,881                (48,035)                     44,470
                                   ---------    --------   --------   ---------    --------       ---------
                                   $ 568,721    $ 89,355   $  5,394   ($    543)   $ 42,772       $ 609,367
                                   =========    ========   ========   =========    ========       =========

      Depreciation of property, machinery and equipment was $39.5 million in 2001, $42.8 million in 2002 and $45.5 million in 2003.

NOTE 5 - FINANCING:

      Financing is summarized as follows:

                                             2002                               2003
                                         -----------       DECEMBER 31,      -----------
                                         TRANSACTION  ---------------------  TRANSACTION
                               PROCEEDS     COSTS     BORROWINGS   PROCEEDS     COSTS     BORROWINGS
                               --------  -----------  ----------   --------  -----------  ----------
SHORT-TERM DEBT:
Commercial paper (1).......                                        $ 84,953   ($   546)   $   84,407
Current portion of
 long-term debt:
Term loan facility (2).....    $ 18,286                $ 18,286     109,713     (1,380)      108,333
                               --------                --------    --------   --------    ----------
                               $ 18,286                $ 18,286    $194,713   ($ 1,973)   $  192,740
                               ========                ========    ========   ========    ==========

                                               2002                               2003
                                           -----------       DECEMBER 31,      -----------
                                           TRANSACTION  ---------------------  TRANSACTION
                                PROCEEDS      COSTS     BORROWINGS   PROCEEDS     COSTS     BORROWINGS
                               ----------  -----------  ----------   --------  -----------  ----------
LONG-TERM DEBT:
Senior notes due
 2007 (3)..................    $  150,000                $ 150,000   $150,000               $ 150,000
Senior discount
 debentures (4)............       443,501  ($  7,592)      435,909    443,501  ($  6,247)     437,254
Senior notes due 2012 (5)..       177,624    (23,278)      154,346    177,880    (19,945)     157,935
Commercial paper (1).......       121,838     (1,355)      120,483
Term loan facility (2).....       109,714     (1,897)      107,817
                               ----------  ----------    ---------   --------  ---------    ---------
                               $1,002,677  ($ 34,122)    $ 968,555   $771,381  ($ 26,192)   $ 745,189
                               ==========  ==========    =========   ========  =========    =========

      On September 17, 2002, the total amount of the initial commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the commercial paper program (the "Credit Agreement"). The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial paper program.

      According to the Credit Agreement, the Company entered into two new bank facilities as follows:

      (1)   NEW COMMERCIAL PAPER

      The second and new commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the new commercial paper facility rank at least pari passu with the other senior unsecured indebtedness.

      The average interest rate for the year ended December 31, 2002 and 2003 was 1.87% and 1.28%, respectively.

      (2)   TERM LOAN FACILITY

      The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2002 and 2003 was 4.44% and 3.97%, respectively.

      On October 22, 2003 the Company began discussions with the Syndicate Members towards the refinancing the outstanding balance of the existing $122,000 commercial paper program, including the reduction of such program to a maximum amount of $85,000 and the required changes to financial covenants to the above mentioned credit agreements.

      As of March 19, 2004, date of issuance of these combined and consolidated financial statements the Company is still discussing the terms of the refinancing of its commercial paper program.

      (3)   SENIOR NOTES DUE 2007

      In June 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

      Interest expense related with the senior notes amounted to $16,167 for each one of the years ended December 31, 2001, 2002 and 2003.

      (4)   SENIOR DISCOUNT DEBENTURES ("SDD")

      The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannually compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at the certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

      Interest expense related with the SDD amounted to $47,763, $53,406 and $54,796 during 2001, 2002 and 2003, respectively.

      (5)   SENIOR NOTES DUE 2012

      TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call options shares in Grupo TFM held by the Government (see Note 8).

      In June, 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million which is being amortized based on the interest method over its term.

      The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

      Interest expense related with the senior notes due 2012 amounted to $12,944 and $23,659, for the year ended December 31, 2002 and 2003, respectively.

      COVENANTS

      The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation of affiliate transactions and restrictions and asset sales, with which the Company and subsidiaries were in compliance at December 31, 2002.

      On May 2, 2003 the Credit Agreement was amended to restate some covenants for the term loan facility and the commercial paper program.

      On October 24, 2003 and on March 10, 2004, TFM received a waiver from the banks which participate in the Credit Agreement of the term loan facility and the commercial paper program. TFM is now waived from the financial covenants under such agreement for the three months ended September 30, 2003 and for the three months ended December 31, 2003, respectively.

      Considering that some financial covenants were breached in 2003, and it is probable that further breaches will occur within twelve months period of the balance sheet date, the outstanding long-term loan facility amounting to $71,762 has been reclassified to short-term debt as of December 31, 2003.

      Maturity of long-term debt is as follows:

                                              2002                               2003
                                           -----------      DECEMBER 31,      -----------
                                           TRANSACTION  --------------------  TRANSACTION
                                PROCEEDS      COSTS     BORROWINGS  PROCEEDS     COSTS     BORROWINGS
                               ----------  -----------  ----------  --------  -----------  ----------
2004.......................    $  158,408  ($  1,872)   $ 156,536
2005.......................        36,572       (517)      36,055
2006.......................        36,572       (863)      35,709
2007.......................       150,000                 150,000   $150,000               $  745,189
2008 and thereafter........       621,125    (30,870)     590,255
2009 and thereafter........                                          621,381   ($26,192)      595,189
                               ----------  ---------    ---------   --------   --------    ----------
                               $1,002,677  ($ 34,122)   $ 968,555   $771,381   ($26,192)   $  745,189
                               ==========  =========    =========   ========   ========    ==========

NOTE 6 - FINANCIAL  INSTRUMENTS:

      FUEL SWAP CONTRACTS

      The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

      As of December 31, 2002, the Company had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003. The realized gain was $1,548 and the Company has only recorded at December 31, 2002 a benefit of $1,009 and in 2003 the remaining $539 were recognized.

      As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849. As of December 31, 2003, the Company did not have any fuel future contracts.

      FOREIGN EXCHANGE CONTRACTS

      The purpose of the Company's foreign exchange contracts is to limit the risks arising from its peso denominated monetary assets and liabilities.

      The nature and quantity of any hedging transactions will be determined by Management of the Company based upon net assets exposure and market conditions. As of December 31, 2002, the Company had one Mexican peso call options outstanding in the notional amount of $1.7 million, based on the average rate of Ps11.0 per dollar. This option expired in May 29, 2003.

      Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.

      As of December 31, 2003, the Company had two Mexican peso call option outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the average exchange rate of Ps13.00 and Ps12.50 each one per dollar. These options will expire in September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

      The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2002 was $140,625 and $427,334, and at December 31, 2003 was $142,922 and $446,956, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2002 and 2003, was $179,325 and $205,200, respectively. The carrying amount of commercial paper and term loan facility approximates fair value due to their variable rates.

NOTE 7 - BALANCES AND TRANSACTIONS WITH  RELATED PARTIES:

                                                              DECEMBER 31,
                                                           -----------------
                                                            2002      2003
                                                           -------   -------
ACCOUNTS RECEIVABLE:
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V ..             $ 1,550
Other Grupo TMM's subsidiaries .........................   $ 5,316     3,860
                                                           -------   -------
                                                           $ 5,316   $ 5,410
                                                           =======   =======
ACCOUNTS PAYABLE:
KCS ....................................................   $ 1,222   $ 4,345
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V ..     3,479
Other Grupo TMM's subsidiaries .........................     4,474     5,665
                                                           -------   -------
                                                           $ 9,175   $10,010
                                                           =======   =======

      The most important transactions with related parties are summarized as follows:

                                 YEAR ENDED DECEMBER 31,
                             --------------------------------
                               2001        2002        2003
                             --------    --------    --------
Transportation revenues ..    $ 4,431     $10,375     $13,783
                             ========    ========    ========
Management services ......   ($ 2,500)   ($ 2,500)   ($ 2,500)
                             ========    ========    ========
Other expenses ...........   ($ 9,161)   ($ 9,800)   ($ 8,426)
                             ========    ========    ========

      TRANSACTIONS WITH SHAREHOLDERS

      A)    ASSOCIATION IN PARTICIPATION AGREEMENT

      On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,000,000 of TFM's shares. The sale of the shares covered by this agreement shall be made no later than the fifteenth anniversary of the date of this agreement. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438, which Grupo TFM used to make the second payment of the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares.

      The price obtained from the sale of TFM's shares covered by this agreement shall be applied as follows: (a) first, to return TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM's shares covered by this agreement, and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, considering 95% corresponding to TFM and 5% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed proportionally between TFM and Grupo TFM, with 50% to each party.

      B)    INTERCOMPANY TRANSACTIONS

      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2002 and 2003, TFM has a non-interest bearing receivable from Grupo TFM of $68,039 and $67,678 respectively, mainly due for the transfer that TFM made to Grupo TFM in order to permit that Grupo TFM make the second payment of the stock purchase agreement.

      C)    GRUPO TMM MANAGEMENT SERVICES AGREEMENT

      The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

      D)    KCS TRANSPORTATION COMPANY ("KCSTC") MANAGEMENT SERVICES AGREEMENT

      The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is reimbursed for its costs and expenses incurred in the performance of such services.

      On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM are entitled to receive
(1) $2,500 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250. The management services agreements are terminable by either party upon 60 days written notice.

NOTE 8 - STOCKHOLDERS' EQUITY:

      TFM's capital stock is variable with a fixed minimum of Ps 50,000 and an unlimited maximum. The capital stock of TFM is comprised of Series "A" shares, without par value (the Series "A" shares) and the Series "B" shares, without par value (the Series "B" shares). The Series "A" shares and the Series "B" shares are subdivided into classes (each a "Class"), I, II and III. At all times, Class I Series "A" shares and Class I Series "B" shares shall represent 51% of the capital stock of the Company, Class II Series "A" shares and Class II Series "B" shares shall represent 29% of the capital stock of the Company, and Class III Series "A" shares and Class III Series "B" shares shall represent 20% of the capital stock of the Company.

      At December 31, 2003, the capital stock of TFM is represented by 1,383,988 (thousands) shares as shown below:

                               SERIES "A" SHARES        SERIES "B" SHARES                TOTAL
                            -----------------------  ------------------------  -------------------------
                                          NUMBER                     NUMBER                    NUMBER
       SHAREHOLDER            AMOUNT    (THOUSANDS)    AMOUNT     (THOUSANDS)    AMOUNT      (THOUSANDS)
-------------------------   ----------  -----------  ----------   -----------  ----------   ------------
Grupo TFM (Class I) .....   $  457,485    359,975    $  439,545     345,858    $  897,030      705,833
Grupo TFM (Class II) ....      260,139    204,692       249,937     196,665       510,076      401,357
Government (Class III) ..      179,406    141,167       172,370     135,631       351,776      276,798
                            ----------    -------    ----------     -------    ----------    ---------
Total ...................   $  897,030    705,834    $  861,852     678,154    $1,758,882    1,383,988
                            ==========    =======    ==========     =======    ==========    =========

      The Series "A" shares can be held only by individuals or companies of Mexican nationality. The Series "B" shares can be held by individuals or companies of Mexican and non-Mexican nationality.

      The Class I and Class II Series "A" shares and the Class I and Class II Series "B" shares are entitled to elect seven of the Company's eight directors, and their corresponding alternate directors. The Class III Series "A" shares and Class III Series "B" shares are entitled to elect one of the Company's eight directors, and his or her alternate director. The voting rights attached to the Class III shares are limited to the following matters: (i) extension of the Company's corporate life; (ii) anticipated dissolution of the Company; (iii) change in the Company's corporate purpose; (iv) change in the Company's nationality; (v) change in the form of entity of the Company; (vi) merger or spin-off of the Company; (vii) granting of any guaranty for obligations of third parties not made in the Company's ordinary course of business; (viii) extension of credit to third parties not made in the Company's ordinary course of business; (ix) acquisitions not in furtherance of the Company's corporate purpose and not made in the Company's ordinary course of business for an amount exceeding $1 million; (x) cancellation or call by the Company of any series or subseries of shares where the Class III shareholders have any interest; (xi) cancellation of the registration of the shares issued by the Company with the Registro Nacional de Valores e Intermediarios or any other stock exchange where Class III shares are registered, and (xii) election of the director of the Company appointed by holders of the Class III shares. Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon the holders thereof any right to preferred dividends.

      In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the Government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 5) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

      The Government has retained a 20% interest in TFM's shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. (See actual events on Note 11).

      At the Unanimous Resolutions Meeting held on December 24, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share.

      On March 26, 2002, a ruling from Mexican Court was issued to annulled Grupo TFM's Ordinary Stockholders' Meeting held on December 31, 2001. As a consequence the Unanimus resolutions meeting mentioned above was also annulled, thus the dividends were cancelled in the combined and consolidated financial statements as of December 31, 2001, giving retroactive effect to said annulment. Thus, the amounts paid in this regard were applied against the acquisition of Mexrail and the purchase of the 24.63% (see Note 1).

      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7% if they arise from the Reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to, 49.25% and 47.06% depending on whether paid in 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

      In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 9 - OTHER INCOME (EXPENSES):

                                                                                DECEMBER 31,
                                                                     ---------------------------------
                                                                       2001        2002        2003
                                                                     ---------   --------    ---------
Fees in VAT Lawsuit (1) ..........................................               ($ 6,260)   ($26,701)
Sales of property and equipment - Net ............................   ($  7,585)    (6,897)     (2,909)
Cost of locomotive sublease ......................................      (1,452)    (1,256)     (1,240)
Electric locomotive maintenance ..................................      (2,469)    (2,428)     (2,428)
Gain on sale of Griega Mariscala Line ............................      60,744      2,384
Equity in Terminal Ferroviaria del Valle de Mexico S.A. de C.V ...        (915)     1,269         282
Recoverable income tax ...........................................       2,861                  1,222
Other - Net ......................................................     (16,927)    (6,426)     (3,827)
                                                                     ---------   --------    --------
                                                                      $ 34,257   ($19,614)   ($35,601)
                                                                     =========   ========    ========

(1) As a result of the resolution of the courts regarding de VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. Notwithstanding, in accordance with IAS the VAT recovery is a contingency gain as of December 31, 2003. (See Note 11).

NOTE 10 - INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

      INCOME TAX

      TFM and its subsidiaries compute income tax on an individual basis. However, TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM's consolidated tax results. Thus, Arrendadora TFM owes income tax of $2,551 to Grupo TMM as of December 31, 2003.

      TFM and its subsidiaries had combined losses for income for tax purposes of $56,536, $396,884 and $232,490 for the years ended December 31, 2001, 2002 and 2003, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

      The expense for income tax charged to income was as follows:

                                   YEAR ENDED DECEMBER 31,
                                 ---------------------------
                                  2001      2002      2003
                                 -------   -------   -------
Current income tax ...........   $    79   $     -   $10,763
Deferred income tax expense ..     2,471    32,033    23,344
                                 -------   -------   -------
Net income tax expense .......   $ 2,550   $32,033   $34,107
                                 =======   =======   =======

      Reconciliation of the income tax expense (benefit) based on the statutory income tax rate to recorded income tax expense was as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2001         2002          2003
                                                              ---------    ---------    ----------
Income (loss) before income tax                               $ 104,704    $  20,599    ($ 27,320)
                                                              =========    =========    =========
Income tax at 35% in 2001 and 2002 and 34% in 2003            $  36,646    $   7,210    ($  9,289)
(Decrease) increase resulting from: Effects of inflationary      27,006      (41,544)      15,671
 and devaluation components
Indexation of depreciation and amortization                     (39,619)      50,179       31,118
Effects of inflation on tax loss carryforwards                  (25,007)      12,362       (9,765)
Non-deductible expenses                                             965        2,128          578
Change in tax rate from 35% to 32%                                            (1,973)       2,979
Other - Net                                                       2,559        3,671        2,815
                                                              ---------    ---------    ---------
Net deferred income tax expense                               $   2,550    $  32,033     $ 34,107
                                                              =========    =========    =========

      According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2002 up to 32% in 2005.

      The components of deferred tax assets and (liabilities) are comprised of the following:

                                         DECEMBER 31,
                                   -----------------------
                                      2002         2003
                                   ----------   ----------
Tax-loss carryforwards .........   $ 365,871    $ 462,758
Inventories and provisions .....      31,255       20,597
Machinery and equipment ........     (42,951)     (48,224)
Concession rights ..............    (251,758)    (356,772)
Other ..........................      (5,239)      (4,526)
                                   ---------    ---------
Net deferred income tax asset ..   $  97,178    $  73,833
                                   =========    =========

      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future tax profits expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management's best estimate as of this date.

      EMPLOYEES' STATUTORY PROFIT SHARING

      Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2001, 2002 and 2003 there was no basis for employees' statutory profit sharing.

      ASSET TAX

      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due for the years ended December 31, 2001, the Company was not subject to asset tax. There was no asset tax due in 2002 and 2003.

      TAX LOSS CARRYFORWARDS

      At December 31, 2003, the Company and its subsidiaries had the following tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization:

                Inflaxion-indexed
Year in which      amount as of      Year of
 loss arose     December 31, 2003   expiration
-------------   -----------------   ----------
1996              $    14,130          2046
1997                  185,296          2046
1998                  338,612          2046
1999                    9,049          2046
2000                  160,049          2046
2001                   68,743          2046
2002                  394,183          2012
2003                  272,855          2046
                  -----------
                  $ 1,442,917
                  ===========

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

      COMMITMENTS:

      CONCESSION DUTY

      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the concession period. For the years ended December 31, 2001, 2002 and 2003 the concession duty expense amounted to $3,391, $3,267 and $3,599, respectively, which was recorded as operating expense.

      CAPITAL LEASE OBLIGATIONS

      At December 31, 2002 and 2003, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

      LOCOMOTIVE OPERATING LEASES

      In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2003, the Company had received 150 locomotives. Rents under these agreements amounted $28.8 million in 2001, $29.1 million in 2002 and $29.1 million in 2003.

      Future minimum payments, by year and in the aggregate, under the aforementioned leases, are as follows:

                              AT DECEMBER 31,
                            -------------------
YEAR ENDING DECEMBER 31,      2002       2003
                            --------   --------
2003 .................      $ 29,095
2004 .................        29,135   $ 29,135
2005 .................        29,095     29,095
2006 .................        29,095     29,095
2007 .................        29,095     29,095
2008 and thereafter ..       344,173     29,135
2009 and thereafter ..                  315,038
                            --------   --------
                            $489,688   $460,593
                            ========   ========

      RAILCARS OPERATING LEASES

      The Company leases certain railcars under agreements which are classified as operating leases. The term of the contracts fluctuates between 3 and 15 years. Future minimum rental payments under these agreements are as follows:

                              AT DECEMBER 31,
                            -------------------
YEAR ENDING DECEMBER 31,      2002       2003
                            --------   --------
2003 .................      $ 32,830
2004 .................        18,064   $ 31,930
2005 .................        12,504     15,592
2006 .................        10,012     12,642
2007 .................         9,084     10,433
2008 and thereafter ..        51,143      9,498
2009 and thereafter ..                   40,942
                            --------   --------
                            $133,637   $121,037
                            ========   ========

      LOCOMOTIVES MAINTENANCE AGREEMENTS

      The Company has entered into two locomotive maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

      TRACK MAINTENANCE AND REHABILITATION AGREEMENT

      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $30.2 million in 2001, $35.6 million in 2002 and $3.4 million in 2003. Under this agreement, the Company will pay approximately $30 million in the following 9 years.

      FUEL PURCHASE AGREEMENT

      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinacion, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX Diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party upon 30 days' notice.

      FUEL FREIGHT SERVICE AGREEMENT

      On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinacion, which will expire in 2006. Under this agreement the Company has the obligation to provide services amounting in pesos (thousands) by year as shown below:

         MINIMUM        MAXIMUM
        ----------    ----------
2003    Ps 126,264    Ps 315,659
2004        98,769       246,922
2005        98,769       246,922
2006        65,756       164,390
        ----------    ----------
        Ps 389,558    Ps 973,893
        ==========    ==========

         CONTINGENCIES:

      A)    VALUE ADDED TAX LAWSUIT:

      The Company has filed a claim for the refund of approximately $188 million (Ps 2,111 million) of value added tax ("VAT") paid in connection with the Acquisition (see Note 1).

      On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM's right to receive a value added tax refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.

      On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection ("amparo") against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM had the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 3, 2003 the Mexican Tax Attorney of the Federal Government (Procuraduria Fiscal de la Federacion) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court's ruling remains in place.

      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million, or approximately $188 million as of December 31, 2003. TFM will continue seeking for the additional amounts representing the effect of inflation and interest on the original claim amount.

      RECENT EVENTS

      On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administracion Tributaria" or "SAT") issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means.

      In the preliminary summation finding, the SAT noted that the Company, "... wrongfully declared a VAT receivable for Ps2,111 million, which in the Company's opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal..." and as a result, the VAT cannot be credited. TFM has not made any reserve for this purported claim as it believes that it has not merits and as of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

      B)    THE MEXICAN GOVERNMENT PUT

      In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comision Nacional Bancaria y de Valores- "CNBV", with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.

      Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores- "BMV", at the initial offering prices plus respective interest".

      The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

      1.    Register the TFM shares with the BMV;

      2.    Receive the approval of the CNBV to exercise the put;

      3. Request that TFM provide all information necessary to place the Government's equity stake in the equity markets; and

      4. Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.

      When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government; and consequently, the Company believes that the put is still outstanding until the above conditions and the VAT claim will be completed and on such date the term of 81 months starts, in accordance with the agreement dated June 9, 1997.

      The price of the Government's interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing Ps5,264 million, or approximately $469.4 million). The estimated fair market value of the Government's interest as of December 31, 2003 was $475.6 million. If the Government's put rights were properly exercised and the transaction was consummated, purchase accounting would apply and goodwill may be recognized for the excess, if any, of the purchase price over the fair value of the net assets acquired.

      Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government's shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government's TFM shares would be made through the SAT.

      Grupo TFM requested that a federal court review the SCT's communications with respect to the Government's put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government's put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).

      However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM's obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

      In the event that Grupo TFM does not purchase the Government's put, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government's interest. Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government's interest to require the other party to purchase its pro rata portion of such interest.

      C)    FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX") DISPUTES

      TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the SCT.

      In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the "amparo" proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new "amparo" proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

      TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

      In March 2002, the SCT issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this "amparo" proceeding as well as on the main procedure regarding TFM's right to use the Celaya-Silao stretch of Ferromex track.

      Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

      D)    OTHER LEGAL PROCEEDINGS

      - Several TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such boards meetings. The Company believes that KCS's claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on TFM.

      - The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company's Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or liquidity.

      - The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

      - In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

      - The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM's 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.

NOTE 12 - RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

      The Company's combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders' equity.

      a.    RECONCILIATION OF NET INCOME:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                               REFERENCE TO
                                                SUBNOTE d.      2001        2002         2003
                                               ------------   ---------  ----------   ---------
Net income (loss) under IFRS                                  $ 102,154  ($  11,350)  ($ 61,044)
Deferred income tax (expense) benefit                i           (6,236)    121,687      84,255
Deferred employees' statutory profit sharing         i           (3,066)     26,075      11,528
(expense) benefit
Deferred charges                                    ii             (933)        702
Amortization of deferred charges                    ii                                       34
Depreciation                                       iii                         (459)       (612)
                                                              ---------   ---------    --------
Net income under U.S. GAAP                                    $  91,919   $ 136,655    $ 34,161
                                                              =========   =========    ========

      b.    RECONCILIATION OF STOCKHOLDERS' EQUITY:

                                                                    DECEMBER 31,
                                                              -------------------------
                                               REFERENCE TO
                                                SUBNOTE d.        2002         2003
                                               ------------   -----------  ------------
Stockholders' equity under IFRS                               ($1,648,516) ($1,587,472)
Deferred income tax                                   i            33,798      118,053
Deferred employees' statutory profit sharing          i            38,533       50,061
Deferred charges                                     ii              (231)        (197)
Depreciation                                        iii              (459)      (1,071)
Effect on purchase of subsidiary shares             iii            20,557       20,557
                                                              -----------  -----------
Stockholders' equity under U.S. GAAP                           $1,740,714   $1,774,875
                                                              ===========  ===========

      c.    ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP:

                                                               DECEMBER 31,
                                                         -------------------------
                                           REFERENCE TO
                                            SUBNOTE d.       2002          2003
                                           ------------  -----------   -----------
Balance at beginning of the year ......                  $ 1,903,599   $ 1,740,714
Effect on purchase of subsidiary shares        iii           (43,410)
Treasury shares .......................                     (256,130)
Net income ............................                      136,655        34,161
                                                         -----------   -----------
Balance at end of the year ............                  $ 1,740,714   $ 1,774,875
                                                         ===========   ===========

      d.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP:

            i.    Deferred income tax and employees' statutory profit sharing

      The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.

      The differences in the net deferred income tax and employees' statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2002 and 2003 are summarized below:

                                          Deferred income           Deferred profit
                                             tax assets              sharing assets
                                       ----------------------    ----------------------
                                          2002        2003         2002         2003
                                       ---------    ---------    ---------    ---------
Amounts recorded under IFRS ........    $ 97,178     $ 73,833     $      -     $      -
Amount determined under U.S. GAAP ..     130,976      191,886       38,533       50,061
                                       ---------    ---------    ---------    ---------
Net difference .....................   ($ 33,798)   ($118,053)   ($ 38,533)   ($ 50,061)
                                       =========    =========    =========    =========

Under U.S. GAAP, employees' profit sharing would be considered as operating expense.

            ii.   Deferred charges

      During 2001, the Company incurred in certain financing costs paid to third parties which were capitalized under IFRS amounting to $933. Under U.S. GAAP, it is required that those costs are expensed as incurred.

      Additionally during 2002, the Company incurred in certain expenses related with the 180,000 senior notes as mentioned in Note 5. Under U.S. GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes. The amortization for the year ended December 31, 2003 was $34.

            iii.  Mexrail transaction

      As more fully described in Note 1, on March 27,2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded the transaction pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS's investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, both allocated in fixed assets. During the year ended December 31, 2003 the depreciation was $612 ($459 for 2002). The portion sold by Grupo TMM to TFM (51%) amounting to $21.4 million would be accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM.

            iv.   Earnings per share

      The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 1,383,987,505. The net income per share (basic and diluted) under U.S. GAAP was $0.066 in 2001, $0.099 in 2002 and $0.025 in 2003.

            v.    Intangible assets and long-lived assets

      In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows. Under both methods, there is no impairment of intangible assets and long-lived assets.

            vi.   Deferred financing costs

      For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

            vii. Effect of recently issued accounting standards as they relate to the Company

      In April 2003, SFAS No. 149 Amendments to SFAS No. 133 ("SFAS No. 133") on "Derivative Instruments and Hedging Activities" was issued and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS No. 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging.

      In May 2003, Statement of Financial Accounting Standard No. 150 ("SFAS 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 improves the accounting for certain free standing financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that certain instruments be classified as liabilities in the statements of financial position. With the exception of the deferral of the provisions related to mandatorily redeemable non controlling interests, SFAS No. 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable at the beginning of the first interim period after June 15, 2003.

      In January 2003, FIN 46 "Consolidations of Variable Interest Entities" ("FIN 46"), was issued and clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities ("SPEs") created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003 (i. e., as of December 31, 2003 for an entity with a calendar year-end). If a public company applies FIN 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46, and should continue doing so unless they elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to early adopt FIN 46-R, public companies would be required apply FIN 46-R to these post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

      The Company is currently evaluating the impact, if any, that the adoption of the above mentioned standards may have on the combined and consolidated financial statements.

      e.    CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS AND INCOME
STATEMENTS

      The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP.

                                                                     CONDENSED COMBINED AND
                                                                   CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                   ---------------------------
                                                                      2002            2003
                                                                   -----------    ------------
Total current assets ...........................................   $   265,222    $   225,714
Long term account receivable ...................................         1,388          1,350
Concession rights and related assets - Net .....................     1,164,301      1,124,182
Property, machinery and equipment - Net ........................       638,714        660,294
Long-term receivable from Grupo TFM ............................       661,477        661,116
Deferred income taxes and employees' statutory profit sharing ..       160,260        233,570
Other non-current assets .......................................        41,847         37,443
                                                                   -----------    -----------
     Total assets ..............................................   $ 2,933,209    $ 2,943,669
                                                                   ===========    ===========

Total short-term liabilities                                       $   147,295    $   362,600
Total long-term liabilities                                          1,045,284        806,660
                                                                   -----------    -----------
     Total liabilities                                               1,192,579      1,169,260
                                                                   -----------    -----------
Minority interest                                                          (84)          (466)
                                                                   -----------    -----------
     Capital stock                                                   1,758,882      1,758,882
Effect on purchase of subsidiary shares                                (21,395)       (21,395)
Treasury shares                                                       (256,130)      (256,130)
Retained earnings                                                      259,357        293,518
                                                                   -----------    -----------
     Total stockholders' equity                                      1,740,714      1,774,875
                                                                   -----------    -----------
     Total liabilities and stockholders' equity                    $ 2,933,209    $ 2,943,669
                                                                   ===========    ===========

                                                           CONDENSED COMBINED AND CONSOLIDATED
                                                                   STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                              2001         2002        2003
                                                           ---------    ---------    ---------
Transportation revenues ................................   $ 720,627    $ 712,140    $ 698,528
Cost and expenses ......................................     520,407      539,183      557,330
                                                           ---------    ---------    ---------
Income on transportation ...............................     200,220      172,957      141,198
Other expenses - Net ...................................     (18,902)     (12,717)     (32,692)
                                                           ---------    ---------    ---------
Operating income .......................................     181,318      160,240      108,506
Net financing cost .....................................     (80,613)    (113,323)    (124,876)
                                                           ---------    ---------    ---------
Income (loss) before provision for deferred income taxes
     and minority interest .............................     100,705       46,917      (16,370)
Current income tax .....................................         (79)     (10,763)
Deferred income tax (expense) benefit ..................      (8,707)      89,654       60,911
Minority interest ......................................                       84          383
                                                           ---------    ---------    ---------
Net income for the year ................................   $  91,919    $ 136,655    $  34,161
                                                           =========    =========    =========

NOTE 13 - SUBSEQUENT EVENTS:

      AMENDMENT TO TFM'S TERM LOAN FACILITY AND REFINANCING OF TFM'S COMMERCIAL PAPER PROGRAM

      On June 24, 2004, in order to refinance its commercial paper program, TFM entered into an amendment to its term loan facility which was established on September 17, 2002. The amendment increased the amount of the term loan facility to $186.4 million, the proceeds of which will be used to repay amounts outstanding under TFM's commercial paper program. Under the amended term loan facility, Dollar-denominated commitments bear interest at a floating rate based on an adjusted Eurodollar rate plus an applicable Eurodollar margin. Certain lenders may elect to extend Peso-denominated commitments which bear interest at a floating rate based on the Tasa de Interes Interbancaria de Equilibrio published by Banco de Mexico plus an applicable Peso margin. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

      Amounts outstanding under the amended term loan facility are payable in semi-annual installments beginning in September 2004 and ending in September 2006. Certain lenders may elect to make their respective portion of the loan payable in semi-annual installments beginning in September 2004 and ending in September 2005. TFM may voluntarily prepay the loan under the amended term loan facility without penalty provided it gives five business days' notice, subject to a minimum payment threshold. TFM is required to prepay the loan using excess cash flow or if it receives certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Purchase-Sale Agreements dated January 31, 1997 and June 9, 1997.

      The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on assets sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios.

                        GRUPO TRANSPORTACION FERROVIARIA
                             MEXICANA, S.A. DE C.V.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 19, 2004, except for Note 13, which is dated June 24, 2004

To the Board of Directors and Stockholders of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.

      We have audited the accompanying combined and consolidated balance sheets of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related combined and consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

      We conducted our audits in accordance with International Auditing Standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the combined and consolidated financial position of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the combined and consolidated results of their operations, the changes in their stockholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards.

      International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the combined and consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                      DECEMBER 31,
                                                                      ------------
                                                                  2002             2003
                                                                  ----             ----
ASSETS
Current assets:
     Cash and cash equivalents ...............................  $    30,249    $     3,597
     Accounts receivable - Net ...............................       90,596        101,595
     Amounts due from related parties (Note 7) ...............        5,316          5,410
     Taxes recoverable .......................................       78,808         51,244
     Other accounts receivable - Net .........................       27,820         34,046
     Materials and supplies ..................................       20,261         16,693
     Other current assets ....................................       12,200         13,157
                                                                -----------    -----------
         Total current assets ................................      265,250        225,742
Long-term account receivable                                          1,388          1,350
Concession rights and related assets - Net (Note 3)               1,215,487      1,174,217
Property, machinery and equipment - Net (Note 4)                    609,367        632,431
Investment held in associate company (Note 2h.)                       7,435          8,020
Other assets                                                            524          1,507
Deferred income taxes (Note 10)                                     100,972         78,845
                                                                -----------    -----------
         Total assets ........................................  $ 2,200,423    $ 2,122,112
                                                                ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term liabilities:
     Current portion of long-term debt (Note 5) ..............  $    18,286    $   192,740
     Current portion of capital lease obligations (Note 11) ..          267            414
     Amounts owed to related parties (Note 7) ................        9,175         10,010
     Suppliers ...............................................       57,236         65,522
     Advance payments from customers .........................        7,055          5,809
     Accounts payable and accrued expenses ...................       55,276         86,268
                                                                -----------    -----------
         Total short-term liabilities ........................      147,295        360,763
                                                                -----------    -----------
Long-term portion of capital lease obligations (Note 11)              1,875          1,556
Long-term debt (Note 5)                                             968,555        745,189
Other long-term liabilities                                          40,735         33,724
                                                                -----------    -----------
         Total long-term liabilities ........................     1,011,165        780,469
                                                                -----------    -----------
         Total liabilities ..................................     1,158,460      1,141,232
                                                                -----------    -----------
Minority interest (Note 2o.)                                        329,619        317,475
                                                                -----------    -----------
Commitments and contingencies (Note 11)
Subsequent events (Note 13)
Stockholders' equity (Note 8):

Common stock, 10,063,570 shares authorized and issued without
par value ...................................................       807,008        807,008
Treasury shares .............................................      (204,904)      (204,904)
Effect on purchase of subsidiary shares .....................       (33,562)       (33,562)
Retained earnings ...........................................       143,802         94,863
                                                                -----------    -----------
         Total stockholders' equity .........................       712,344        663,405
                                                                -----------    -----------
         Total liabilities and stockholders' equity .........   $ 2,200,423    $ 2,122,112
                                                                ===========    ===========

        The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

                                 (NOTES 1 AND 7)
         (amounts in thousands of US dollars, except per share amounts)

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                                  2001       2002          2003
                                                                  ----       ----          ----
Transportation revenues                                        $ 720,627    $ 712,140    $ 698,528
                                                               ---------    ---------    ---------
Costs and expenses:
     Salaries, wages and employee benefits .................     128,845      124,413      121,762
     Purchased services ....................................     147,015      163,835      155,594
     Fuel, material and supplies ...........................      68,717       58,594       71,843
     Other costs ...........................................     147,578      129,428      130,769
     Depreciation and amortization .........................      79,496       82,552       86,554
                                                               ---------    ---------    ---------
         Total operating expenses ..........................     571,651      558,822      566,522
                                                               ---------    ---------    ---------
Income on transportation ...................................     148,976      153,318      132,006
                                                               ---------    ---------    ---------
Other income (expenses) - Net (Note 9) .....................      35,572      (19,255)     (35,382)
                                                               ---------    ---------    ---------
Operating income ...........................................     184,548      134,063       96,624
                                                               ---------    ---------    ---------
Interest income ............................................       4,510        4,974        1,509
Interest expense ...........................................     (87,009)    (101,722)    (112,641)
Exchange gain (loss) - Net .................................       2,783      (17,411)     (13,695)
                                                               ---------    ---------    ---------
Net financing cost .........................................     (79,716)    (114,159)    (124,827)
                                                               ---------    ---------    ---------
Income (loss) before provision for deferred income taxes and
     minority interest .....................................     104,832       19,904      (28,203)

Income tax and deferred income tax expense (Note 10) .......      (2,652)     (30,233)     (32,890)
                                                               ---------    ---------    ---------
Income (loss) before minority interest .....................     102,180      (10,329)     (61,093)

Minority interest ..........................................     (20,431)       2,341       12,154
                                                               ---------    ---------    ---------
Net income (loss) for the year .............................   $  81,749   ($   7,988)  ($  48,939)
                                                               =========    =========    =========
Net income (loss) for the year per share (Note 2p.) ........   $    8.12   ($     .89)  ($    6.45)
                                                               =========    =========    =========

      The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

     COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                 (NOTES 1 AND 8)
                      (amounts in thousands of US dollars)

                                                                 EFFECT ON
                                                                PURCHASE OF
                                                                 SUBSIDIARY     TREASURY      RETAINED
                                                 COMMON STOCK      SHARES        SHARES       EARNINGS        TOTAL
                                                 -----------     ---------      ---------     ---------     ---------
Balance at December 31, 2000................     $   807,008     $  17,912                    $  69,763     $ 894,683
Net income for the year.....................                                                     81,749        81,749
                                                 -----------    ----------                    ---------     ---------
Balance at December 31, 2001................         807,008        17,912                      151,512       976,432
Effect on purchase of subsidiary shares.....                       (51,474)                         278       (51,196)
Treasury shares.............................                                   ($ 204,904)                   (204,904)
Net loss for the year.......................                                                     (7,988)       (7,988)
                                                 -----------    ----------     ----------     ---------     ---------
Balance at December 31, 2002................         807,008       (33,562)      (204,904)      143,802       712,344
Net loss for the year.......................                                                    (48,939)      (48,939)
                                                 -----------    ----------     ----------     ---------     ---------
Balance at December 31, 2003................     $   807,008    ($  33,562)    ($ 204,904)    $  94,863     $ 663,405
                                                 ===========    ==========     ==========     =========     =========

        The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                  -----------------------
                                                                            2001             2002            2003
                                                                            ----             ----            -----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year.....................................       $   81,749       $ (7,988)       ($ 48,939)
                                                                          ----------       --------        ---------
Adjustments to reconcile net income to net cash provided by
operating activities:
     Depreciation and amortization.................................           79,496         82,552           86,554
     Amortization of discount on senior unsecured debentures and
         commercial paper..........................................           49,408         23,158              370
     Income tax and deferred income tax expense....................            2,652         30,233           32,890
     Minority interest.............................................           20,431         (2,341)         (12,154)
     Loss on sale of property, machinery and equipment - Net.......            7,585          6,897            2,909
     Gain on transfer of concession rights - Net...................          (60,744)
     Changes in other assets and liabilities:
         Accounts receivable.......................................          (17,697)        12,966          (10,999)
         Other accounts receivable.................................          (24,595)       (36,915)          21,338
         Materials and supplies....................................            1,269          3,068            3,568
         Other current assets......................................           (1,084)        (2,170)            (957)
         Amounts due to related parties............................          (21,289)        (4,180)             741
         Accounts payable and accrued expenses.....................           11,912         13,811           27,269
         Other non-current assets and long-term liabilities........            3,454         (6,345)          (2,926)
                                                                          ----------       --------        ---------
                  Total adjustments................................           50,798        120,734          148,603
                                                                          ----------       --------        ---------
Net cash provided by operating activities..........................          132,547        112,746           99,664
                                                                          ----------       --------        ---------

Cash flows from investing activities:
Investment in Mexrail Inc. ........................................                         (44,000)
Sale of property, machinery and equipment..........................            2,012            642            2,390
Acquisition of property, machinery and equipment...................          (85,245)       (89,355)         (73,121)
Acquisition of treasury shares.....................................                        (162,575)
                                                                          ----------       --------        ---------
Net cash used in investing activities..............................          (83,233)      (295,288)         (70,731)
                                                                          ----------       --------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper....................................          (25,156)      (340,000)         (37,001)
Proceeds from commercial paper.....................................                         196,738
Proceeds from senior notes.........................................                         175,241
Proceeds from term loan facility...................................                         128,000
Principal payment of term loan facility............................                                          (18,286)
Principal payments under capital lease obligations.................           (4,227)          (298)            (298)
                                                                          ----------       --------        ---------
Net cash (used in) provided by financing activities................          (29,383)       159,681          (55,585)
                                                                          ----------       --------        ---------
Increase (decrease) in cash and cash equivalents...................           19,931        (22,861)         (26,652)
Cash and cash equivalents:
         Beginning of the year.....................................           33,179         53,110           30,249
                                                                          ----------       --------        ---------
         End of the year...........................................       $   53,110       $ 30,249         $  3,597
                                                                          ==========       ========        =========
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest.............................       $   28,779       $ 58,525         $ 98,626
                                                                          ==========       ========        =========
NON-CASH TRANSACTIONS:
Due from Mexican Government........................................       $   81,892       $ 93,555
                                                                          ==========       ========
Due from related parties...........................................                        $ 20,000
                                                                                           ========
Assets acquired through capital lease obligation...................       $    2,448                       $     120
                                                                          ==========                       =========

        The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

           NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
          (amounts in thousands of US dollars ($) or thousands of Pesos
                         (Ps), except number of shares)

NOTE 1 - THE COMPANY:

      Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM") was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the "Acquisition") an 80% interest in TFM, S.A. de C.V. ("TFM" or the "Company"), formerly Ferrocarril del Noreste, S.A. de C.V. pursuant to a stock purchase agreement.

      Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company, which in turn is the holding company of Mexrail, Inc. ("Mexrail") and Arrendadora TFM, S.A. de C.V. ("Arrendadora TFM"). The stockholders of Grupo TFM are TMM Multimodal, S.A. de C.V. ("TMM Multimodal"), an indirect subsidiary of Grupo TMM, S.A. de C.V. ("Grupo TMM"), Nafta Rail, S.A. de C.V. ("Nafta"), an indirectly wholly owned subsidiary of Kansas City Southern ("KCS") and TFM. See Note 8.

      TFM lines are comprised of approximately 2,638 (excluding the 20 miles of the Griega-Mariscala stretch, see Note 3) miles of track, which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

      Approximately 71% of the Company's employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

      On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge.

      The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders' equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction in Grupo TFM was accounted as a reduction of stockholders' equity amounting to $33,562 and to minority interest amounting to $8,390.

      Since the above sale of Mexrail to TFM was a transaction between entities under common control, the transaction, for financial reporting purposes, has been retroactively restructured for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

      Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.

      On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary the Tex-Mex Railway, to KCS for 32.6 million. The Mexrail stock sold was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board ("STB"). Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Since the sale was conditional on obtaining approval of the transaction by the STB, TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Grupo TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). See Note 12. The most significant accounting policies are described below.

      a.    CONSOLIDATION

      The consolidated financial statements include the accounts of Grupo TFM and its subsidiaries. All intercompany balances and transactions have been eliminated.

      b.    TRANSLATION

      Although Grupo TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos ("Ps"), except Mexrail and its subsidiary, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency.

      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

      c.    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

      d.    ACCOUNTS RECEIVABLE

      Accounts receivable are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

      e.    MATERIALS AND SUPPLIES

      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

      f.    CONCESSION RIGHTS AND RELATED ASSETS

      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3 and 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

      The assets acquired and liabilities assumed include:

            i. The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

            ii. The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

            iii. The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

            iv.  Capital lease obligations assumed.

      g.    PROPERTY, MACHINERY AND EQUIPMENT

      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4).

      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

      h.    INVESTMENT HELD IN ASSOCIATE COMPANY

      TFM's 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. For the years ended December 31, 2001, 2002 and 2003, the equity in the loss (income) of Mexico City rail terminal amounted $915, ($1,269) and ($282), respectively and is included in other income (expenses)-net in the combined and consolidated statements of income (see Note
9).

      i.    DEFERRED INCOME TAX

      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.

      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

      j.    BORROWINGS

      Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statements over the period of the borrowings.

      k.    SENIORITY PREMIUMS

      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Starting in 2002, the Company recognized the seniority premiums based on actuarial computations. At December 31, 2002 and 2003, the Company had a provision of $778 and $847, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.

      Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the statement of income in the year in which they become payable.

      l.    REVENUE RECOGNITION

      Revenue is recognized proportionally as a shipment moves from origin to destination.

      m.    INTANGIBLE ASSETS AND LONG-LIVED ASSETS

      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

      n.    LEASES

      Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

      o.    MINORITY INTEREST

      The minority interest reflects the 20% share of the Company held by the Government.

      p.    NET INCOME (LOSS) PER SHARE

      Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 10,063,570; 9,011,069 and 7,585,100, respectively.

      q.    USE OF ESTIMATES

      The preparation of the combined and consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

      r.   FINANCIAL RISK MANAGEMENT

           i. Financial risk factors

      The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. These contracts are marked to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. See Note 6.

           ii.  Foreign exchange risk

      TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.

      At December 31, 2003 Grupo TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million (Ps1,292 million and Ps414 million, at December 31, 2002), respectively. At December 31, 2002 and 2003 the exchange rate was Ps10.45 and Ps11.23 per US dollar, respectively. At March 19, 2004, date of issuance of these combined and consolidated financial statements, the exchange rate was Ps10.98 per US dollar.

           iii. Interest-rate risk

      The Company's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM's policy is to maintain approximately 75% of its borrowings in fixed-rate instruments. At the year and December 31, 2002 and 2003 75% and 80% were at fixed rates.

           iv.  Concentration of risk

      Over 19.4% of the Company's transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company's largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers' financial conditions and maintains a provision for impairment of those receivables.

      s.    RECLASSIFICATIONS

      Certain figures of the years 2001 and 2002 were reclassified according to 2003 figures.

      t.    NEW ACCOUNTING PRONOUNCEMENTS

      The International Accounting Standards Board ("IASB") on December 18, 2003 revised International Accounting Standards ("IAS") 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB's improvement project.

      The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings:

      -     Removal of some options (i. e. allowed alternatives)

      -     Better reporting through convergence

      -     New guidance and disclosures

      Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003.

      The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

      On February 19, 2004, the IASB published IFRS 2, "Share-based Payment". Effective date is for periods beginning on or after January 1, 2005. IFRS 2 replaces the IAS 19 disclosure requirements for equity compensation benefits. The IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based transactions and with settlement alternatives.

      Management is currently evaluating the impact, if any, of the adoption of the above-mentioned standards.

NOTE 3 - CONCESSION RIGHTS AND RELATED ASSETS:

      In December 1996, the Mexican Government (the "Government") granted TFM the Concession (the "Concession") to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.

      Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

      Concession rights and related assets are summarized below:

                                                                        DECEMBER 31,              ESTIMATED USEFUL
                                                                  2002              2003            LIVES (YEARS)
                                                                  ----              ----          -----------------
Land.....................................................      $    132,878      $    132,878            50
Buildings................................................            33,113            33,113          27-30
Bridges..................................................            75,350            75,350            41
Tunnels..................................................            94,043            94,043            40
Rail.....................................................           317,268           317,268            29
Concrete and wood ties...................................           137,351           137,351            27
Yards....................................................           106,174           106,174            35
Ballast..................................................           107,189           107,189            27
Grading..................................................           391,808           391,808            50
Culverts.................................................            14,942            14,942            21
Signals..................................................             1,418             1,418            26
Other....................................................            61,792            61,792           5-50
                                                               ------------      ------------
                                                                  1,473,326         1,473,326
Accumulated amortization.................................          (257,839)         (299,109)
                                                               ------------      ------------
Concession rights and related assets - Net...............      $  1,215,487      $  1,174,217
                                                               ============      ============

      Amortization of concession rights was $40.0 million, $40.2 million, and $41.0 for the years ended December 31, 2001, 2002 and 2003, respectively.

      On February 9, 2001 the Ministry of Communications and Transport ("SCT") issued statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.63% Grupo TFM's capital stock owned indirectly by the Government through Ferrocarriles Nacionales de Mexico ("FNM") and Nacional Financiera, S.N.C. ("Nafin") (see Note 8). During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other income (expenses)-net in the combined and consolidated statement of income (see Note 9).

      Government payment was restated in accordance with an appraisal performed by the "Comision de Avaluos de Bienes Nacionales", until the payment date.

      On February 12, 2001, the SCT modified the Concession title granted to TFM
(i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the City of Queretaro.

NOTE 4 - PROPERTY, MACHINERY AND EQUIPMENT:

      Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see Note 11). Legal title to the purchased assets was transferred to TFM at that time.


                                                                          2003
                                  --------------------------------------------------------------------------------------
                                   Balance at
                                   beginning                                                    Balance at
                                   of year -                                                    end of year   Estimated
                                     net of                                                     - net of       useful
                                  accumulated                           Transfer               accumulated     lives
                                  depreciation  Additions Disposals    and others Depreciation depreciation    (years)
                                  ------------  --------- ---------    ---------- ------------ ------------   ---------
Locomotives...................     $  111,644                                      $   11,609   $  100,035       14
Freight cars..................         66,023    $    122  $  3,356                     5,387       57,402     12 - 16
Machinery of workshop.........          7,000           5               $    387        1,944        5,448        8
Machinery of road.............         21,712         310                     78        1,910       20,190       14
Terminal and other equipment..         35,528       1,212       177       17,951        5,153       49,361      1 - 15
Track improvement.............        234,769      27,391                 22,939        9,096      276,003     15 - 48
Buildings.....................          5,368         820        34                       177        5,977       20
Overhaul .....................         45,246       9,758                              10,197       44,807        8
                                   ----------    --------  --------     --------   ----------   ----------
                                      527,290      39,618     3,567       41,355       45,473      559,223
Land..........................         37,607          18       198                                 37,427
Construction in progress......         44,470      33,485                (42,174)                   35,781
                                   ----------    --------  --------     --------   ----------   ----------
                                   $  609,367    $ 73,121  $  3,765    ($    819)  $   45,473   $  632,431
                                   ==========    ========  ========     ========   ==========   ==========

                                                                          2002
                                  ---------------------------------------------------------------------------------------
                                  Balance at
                                   beginning                                                   Balance at
                                   of year -                                                   end of year     Estimated
                                    net of                                                      - net of         useful
                                  accumulated                         Transfer                  accumulated      lives
                                 depreciation  Additions  Disposals  and others  Depreciation  depreciation     (years)
                                 ------------  ---------  ---------  ----------  ------------  ------------    ---------
Locomotives...................    $  123,385              $      122              $    11,619  $    111,644       14
Freight cars..................        76,905                   4,974                    5,908        66,023     12 - 16
Machinery of workshop.........         8,499    $     70               $     337        1,906         7,000        8
Machinery of road.............        20,790          14          61       2,747        1,778        21,712       14
Terminal and other equipment..        36,798       1,571         223       3,069        5,687        35,528      1 - 15
Track Improvement.............       195,136       5,518                  40,885        6,770       234,769     15 - 48
Buildings.....................         5,033         181                     292          138         5,368       20
Overhaul......................        44,092      10,120                                8,966        45,246        8
                                  ----------    --------  ----------   ---------  -----------  ------------
                                     510,638      17,474       5,380      47,330       42,772       527,290
Land..........................        37,459                      14         162                     37,607
Construction in progress......        20,624      71,881                 (48,035)                    44,470
                                  ----------    --------  ----------   ---------  -----------  ------------
                                  $  568,721    $ 89,355  $    5,394  ($     543) $    42,772  $    609,367
                                  ==========    ========  ==========   =========  ===========  ============

Depreciation of property, machinery and equipment was $39.5 million in 2001, $42.8 million in 2002 and $45.5 in 2003.

NOTE  5 - FINANCING:

      Financing is summarized as follows:

                                                                     DECEMBER 31,
                                    -----------------------------------------------------------------------------------
                                                    2002                                       2003
                                    --------------------------------------      ---------------------------------------
                                                 Transaction                                 Transaction
                                    Proceeds        costs       Borrowings      Proceeds        costs       Borrowings
                                    --------        -----       ----------      --------        -----       ----------
SHORT-TERM DEBT:

Commercial paper (1)..........                                                  $  84,953     ($    546)    $  84,407

CURRENT PORTION OF LONG-TERM DEBT:
Term loan facility (2)........      $  18,286                   $  18,286         109,713        (1,380)      108,333
                                    ---------    ------------   ---------       ---------      --------     ---------
                                    $  18,286                   $  18,286       $ 194,713     ($  1,973)    $ 192,740
                                    =========    ============   =========       =========      ========     =========

                                                                     DECEMBER 31,
                                    -----------------------------------------------------------------------------------
                                                    2002                                       2003
                                    -----------------------------------------    --------------------------------------
                                                  Transaction                                 Transaction
                                     Proceeds        costs         Borrowings    Proceeds        costs       Borrowings
                                     --------        -----         ----------    --------        -----       ----------
LONG-TERM DEBT:
Senior notes due 2007 (3).......    $  150,000                     $ 150,000     $ 150,000                   $ 150,000

Senior discount debentures (4)..       443,501    $    (7,592)
Senior notes due 2012 (5).......       177,624        (23,278)       435,909       443,501     ($  6,247)      437,254
Commercial paper (1)............       121,838         (1,355)       154,346       177,880       (19,945)      157,935
                                                                     120,483

Term loan facility (2)..........       109,714         (1,897)       107,817
                                    ----------    -----------      ---------     ---------      --------     ---------
                                    $1,002,677   ($    34,122)     $ 968,555     $ 771,381     ($ 28,312)    $ 745,189
                                    ==========    ===========      =========     =========      ========     =========

      On September 17, 2002, the total amount of the initial commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the initial commercial paper program (the "Credit Agreement"). The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial paper program.

      According to the Credit Agreement, the Company entered into two new bank facilities as follows:

      (1)   NEW COMMERCIAL PAPER

      The second and new commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the new commercial paper facility rank at least pari passu with the other senior unsecured indebtedness.

      The average interest rate for the year ended December 31, 2002 and 2003 was 1.87% and 1.28%, respectively.

      (2)   TERM LOAN FACILITY

      The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2002 and 2003 was 4.44% and 3.97%, respectively.

      On October 22, 2003, the Company began discussions with the Syndicate Members towards the refinancing the outstanding balance of the existing $122,000 commercial paper program, including the reduction of such program to a maximum amount of $85,000 and the required changes to financial covenants to the above mentioned credit agreements.

      As of March 19, 2004, date of issuance of these combined and consolidated financial statements the Company is still discussing the terms of the refinancing of its commercial paper program.

      (3)   SENIOR NOTES DUE 2007

      In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

      Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2001, 2002 and 2003.

      (4)   SENIOR DISCOUNT DEBENTURES ("SDD")

      The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15,

2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

      Interest expense related with the SDD amounted $47,763, $53,406 and $54,796 during 2001, 2002 and 2003, respectively.

      (5)   SENIOR NOTES DUE 2012

      TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 8).

      In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.

      The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

      Interest expense related with the senior notes due 2012 amounted to $12,944 and $23,659, for the years ended December 31, 2002 and 2003, respectively.

      COVENANTS

      The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo TFM and subsidiaries were in compliance at December 31, 2002.

      On May 2, 2003 the Credit Agreement was amended to restate some covenants for the term loan facility and the commercial paper program.

      On October 24, 2003 and on March 10, 2004, TFM received a waiver from the banks which participate in the Credit Agreement of the term loan facility and the commercial paper program. TFM is now waived from the financial covenants under such agreement for the three months ended September 30, 2003 and for the three months ended December 31, 2003, respectively.

      Considering that some financial covenants were breached in 2003, and it is probable that further breaches will occur within twelve months period of the balance sheet date, the outstanding long-term loan facility amounting to $71,762 has been reclassified to short-term debt as of December 31, 2003.

      Maturity of long-term debt is as follows:

                                                                     DECEMBER 31,
                                    -----------------------------------------------------------------------------------
                                                      2002                                      2003
                                    ----------------------------------------    ---------------------------------------
                                                   Transaction                                 Transaction
                                     Proceeds         costs       Borrowings    Proceeds        costs       Borrowings
                                     --------         -----       ----------    --------        -----       -----------
2004..........................      $   58,408      ($  1,872)    $ 156,536
2005..........................          36,572           (517)       36,055
2006..........................          36,572           (863)       35,709
2007..........................         150,000                      150,000     $ 150,000                   $ 150,000
2008 and thereafter...........         621,125        (30,870)      590,255
2009 and thereafter...........                                                    621,381     ($ 26,192)      595,189
                                    ----------      ---------     ---------     ---------     ---------     ---------
                                    $1,002,677      ($ 36,660)    $ 968,555     $ 771,381     ($ 26,192)    $ 745,189
                                    ==========      =========     =========     =========     =========     =========

NOTE 6 - FINANCIAL INSTRUMENTS:

      FUEL  SWAP CONTRACTS

      The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

      As of December 31, 2002, the Company had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003. The realized gain was $1,548 and the Company has only recorded at December 31, 2002 a benefit of $1,009 and in 2003 the remaining $539 were recognized.

      As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849. As of December 31, 2003, the Company did not have any fuel future contracts.

      FOREIGN EXCHANGE CONTRACTS

      The purpose of the Company's foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.

      The nature and quantity of any hedging transactions will be determined by Management of the Company based upon net assets exposure and market conditions. As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired in May 29, 2003.

      Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.

      As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps12.50 each one per dollar. These options will expire on September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.

      FAIR  VALUE OF FINANCIAL INSTRUMENTS

      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

      The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2002 was $140,625 and $427,334, and at December 31, 2003 was $142,922 and $446,956, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2002 and 2003 was $179,325 and $205,200, respectively. The carrying amount of commercial paper and term loan facility approximates fair value due to their variable rates.

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

                                                                                        DECEMBER 31,
                                                                                        ------------
                                                                                      2002           2003
                                                                                      ----           ----
ACCOUNTS RECEIVABLE:
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V. .....................                       $   1,550
Other Grupo TMM's subsidiaries..............................................        $  5,316           3,860
                                                                                    --------       ---------
                                                                                    $  5,316       $   5,410
                                                                                    ========       =========
ACCOUNTS PAYABLE:
KCS.........................................................................        $  1,222       $   4,345
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V. .....................           3,479
Other Grupo TMM's subsidiaries..............................................           4,474           5,665
                                                                                    --------       ---------
                                                                                    $  9,175       $  10,010
                                                                                    ========       =========

     The most important transactions with related parties are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
                                                                        2001          2002            2003
                                                                        ----          ----            ----
Transportation revenues...........................................    $   4,431     $  10,375       $  13,783
                                                                     ==========    ==========      ==========
Management services...............................................   ($   2,500)   ($   2,500)     ($   2,500)
                                                                     ==========    ==========      ==========
Other expenses....................................................   ($   9,161)   ($   9,800)     ($   8,426)
                                                                     ==========    ==========      ==========

            GRUPO TMM MANAGEMENT SERVICES AGREEMENT

      The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

            KCS   TRANSPORTATION COMPANY ("KCSTC") MANAGEMENT SERVICES AGREEMENT

      The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

      On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM are entitled to receive
(1) $2,500 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250. The management services agreements are terminable by either party upon 60 days written notice.

NOTE 8 - STOCKHOLDERS' EQUITY:

      Grupo TFM's capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series "A" shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series "B" shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series "L" shares with restricted voting rights, which are not entitled to a dividend preference.

      In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the Government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 5) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

      At December 31, 2003 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

                                       NUMBER OF SHARES                       NUMBER OF SHARES
STOCKHOLDERS                   (FIXED PORTION OF CAPITAL STOCK)      (VARIABLE PORTION OF CAPITAL STOCK)
------------                    ------------------------------        ----------------------------------
                                          SERIES "A"                            SERIES "A"
TMM Multimodal                              25,500                               3,842,901

                                          SERIES "B"                          SUB-SERIES "B"
Nafta                                       24,500                               3,692,199

                                                                              SUB-SERIES "L-2"
TFM (treasury shares)                                                             2,478,470
                                          ----------                          ----------------
Total                                       50,000                               10,013,570
                                          ==========                          ================

      Pursuant to the new shares sub-series "L-2" granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series "L-2" shares have no voting rights. Grupo TFM Sub-series "L-2" shares do not confer upon the holders thereof any right to preference dividends.

      The sub-series "L-1" shares that were previously held the by Government were cancelled as the call option was appointed by TFM.

      At the General Ordinary Stockholders' Meeting held on December 21, 2001, the stockholders of Grupo TFM agreed to pay dividends of $33,819, equivalent to $3.3605 per share.

      At the Unanimous Resolutions Meeting held on December 21, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share.

      On March 26, 2002, the Company received the ruling from Mexican Court annulling the Ordinary Stockholders' Meeting mentioned above. As a consequence the Unanimous Resolutions Meeting mentioned above, was also annulled, thus the dividends, agreed in both Meetings, were cancelled in the consolidated financial statements as of December 31, 2001, giving retroactive effect to said annulment. Thus, the amounts paid in this regard were applied against the acquisition of Mexrail and the purchase price of the 24.63%. (See Note 1).

      The Government retained a 20% interest in TFM's shares and reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government's TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See actual events on Note 11.

      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

      In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 9 - OTHER INCOME (EXPENSES):

                                                                                         DECEMBER 31,
                                                                                         ------------
                                                                            2001             2002           2003
                                                                            ----             ----           ----
Fees in VAT Lawsuit (1).............................................                     ($    6,260)   ($    26,701)
Sales of property and equipment - Net...............................     ($   7,585)          (6,897)         (2,909)
Costs of locomotive sublease........................................         (1,452)          (1,256)         (1,240)
Electric locomotive maintenance.....................................         (2,469)          (2,428)         (2,428)
Gain on sale of Griega Mariscala Line...............................         60,744            2,384
Equity in Terminal Ferroviaria del Valle de Mexico S.A. de C.V. ....           (915)           1,269             282
Recoverable income tax..............................................          2,861                            1,222
Other - Net.........................................................        (15,612)          (6,067)         (3,608)
                                                                         ----------      -----------    ------------
                                                                          $  35,572      ($   19,255)   ($    35,382)
                                                                         ==========      ===========    ============

------------------
(1) As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. Notwithstanding, in accordance with IAS the VAT recovery is a contingency gain as of December 31, 2003. (See Note 11)

NOTE 10 - INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

      INCOME TAX

      Grupo TFM and its subsidiaries compute income tax on an individual basis. However, Grupo TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM's consolidated tax result. Thus, Arrendadora TFM owes income tax of $2,551 to Grupo TMM as of December 31, 2003.

      Grupo TFM and its subsidiaries had historical combined losses for tax purposes of $51,680, $401,415 and $234,403 for the years ended December 31, 2001, 2002 and 2003, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

      The expense for income tax charged to income was as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                                 2001            2002           2003
                                                                                 ----            ----           ----
Current income tax expense.................................................  $        79     $         -     $    10,763
Deferred income tax expense................................................        2,573          30,233          22,127
                                                                             -----------     -----------     -----------
Net income tax expense.....................................................  $     2,652     $    30,233     $    32,890
                                                                             ===========     ===========     ===========

      Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                2001          2002          2003
                                                                                ----          ----          ----
Income (loss) before income tax............................................  $  104,832    $  19,904    ($    28,203)
                                                                             ==========    =========    ============
Income tax at 35% in 2001 and 2002 and 34% in 2003.........................  $   36,691    $   6,967    ($     9,589)
(Decrease) increase resulting from:
     Effects of inflationary and devaluation components....................      28,680      (43,251)         15,347
     Indexation of depreciation and amortization...........................     (39,648)      48,117          30,154
     Effects of inflation on tax loss carryforwards........................     (26,202)      14,281          (9,222)
     Non-deductible expenses...............................................         911        2,128             578
Change in tax rate from 35% to 32%.........................................                   (1,837)          2,992
Other - Net................................................................       2,220        3,828           2,630
                                                                             ----------    ---------    ------------
Net deferred income tax expense............................................  $    2,652    $  30,233     $    32,890
                                                                             ==========    =========    ============

      According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2002 up to 32% in 2005.

      The components of deferred tax assets and (liabilities) are comprised of the following:

                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                                  2002            2003
                                                                                  ----            ----
Tax-loss carryforwards.....................................................  $    381,954    $    478,947
Inventories and provisions - Net...........................................        31,255          20,597
Machinery and equipment....................................................       (42,951)        (48,224)
Concession rights..........................................................      (264,046)       (367,949)
Other......................................................................        (5,240)         (4,526)
                                                                             ------------    ------------
Net deferred income tax asset..............................................  $    100,972    $     78,845
                                                                             ============    ============

      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences. Management has evaluated the recoverability of such amounts by estimating future tax profits in expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management's best estimate as of this date.

      EMPLOYEES' STATUTORY PROFIT SHARING

      Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2001, 2002 and 2003, there was no basis for employees' statutory profit sharing.

      ASSET TAX

      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. For the year ended December 31, 2001 the Company was not subject to assets tax. There was no asset tax due in 2002 and 2003.

      TAX LOSS CARRYFORWARDS

      At December 31, 2003 Grupo TFM and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in next page.

                                                                           INFLATION-INDEXED
                                                                              AMOUNTS AS OF          YEAR OF
YEAR IN WHICH LOSS AROSE                                                    DECEMBER 31,2003       EXPIRATION
------------------------                                                    ----------------       ----------
1996...................................................................    $       14,130             2046
1997...................................................................           228,092             2046
1998...................................................................           339,384             2046
1999...................................................................             9,049             2046
2000...................................................................           160,049             2046
2001...................................................................            68,743             2046
2002...................................................................           398,791             2012
2003...................................................................           274,817             2046
                                                                           --------------
                                                                           $    1,493,055
                                                                           ==============

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

      A)    COMMITMENTS:

            CONCESSION DUTY

      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2001, 2002 and 2003 the concession duty expense amounted to $3,391, $3,267 and $3,599, respectively, which was recorded as operating expense.

            CAPITAL LEASE OBLIGATIONS

      At December 31, 2002 and 2003, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

            LOCOMOTIVES OPERATING LEASES

      In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2003, the Company had received 150 locomotives. Rents under these agreements amounted $28.8 million in 2001, $29.1 million in 2002 and $29.1 million in 2003.

      Future minimum payments, by year and in the aggregate, under the aforementioned leases are as follows:

                                                                                      AT DECEMBER 31,
                                                                                      ---------------
YEAR ENDING DECEMBER 31,                                                          2002            2003
------------------------                                                          ----            ----
2003.......................................................................  $     29,095
2004.......................................................................        29,135    $     29,135
2005.......................................................................        29,095          29,095
2006.......................................................................        29,095          29,095
2007.......................................................................        29,095          29,095
2008 and thereafter........................................................       344,173          29,135
2009 and thereafter........................................................                       315,038
                                                                             ------------    ------------
                                                                             $    489,688    $    460,593
                                                                             ============    ============

            RAILCARS OPERATING LEASES

      The Company leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

                                                                                    AT DECEMBER 31,
                                                                     ------------------------------------------
YEAR ENDING DECEMBER 31,                                                   2002                     2003
------------------------                                             ------------------       -----------------
2003............................................................     $           32,830
2004............................................................                 18,064       $          31,930
2005............................................................                 12,504                  15,592
2006............................................................                 10,012                  12,642
2007............................................................                  9,084                  10,433
2008 and thereafter.............................................                 51,143                   9,498
2009 and thereafter.............................................                                         40,942
                                                                     ------------------       -----------------
                                                                     $          133,637       $         121,037
                                                                     ==================       =================

            LOCOMOTIVES MAINTENANCE AGREEMENTS

      The Company has entered into two locomotive maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

            TRACK MAINTENANCE AND REHABILITATION AGREEMENT

      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $30.2 million in 2001, $35.6 million in 2002 and $3.4 million in 2003. Under this agreement, the Company will pay approximately $30 million in the following 9 years.

            FUEL PURCHASE AGREEMENT

      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinacion, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party upon 30 days' notice.

            FUEL FREIGHT SERVICE AGREEMENT

      On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinacion, which will expire in 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

                                                        MINIMUM             MAXIMUM
                                                      ------------        ------------
2003..........................................        Ps   126,264        Ps   315,659
2004..........................................              98,769             246,922
2005..........................................              98,769             246,922
2006..........................................              65,756             164,390
                                                      ------------        ------------
                                                      Ps   389,558        Ps   973,893
                                                      ============        ============

      B)    CONTINGENCIES:

            A)    VALUE ADDED TAX LAWSUIT:

      The Company has filed a claim for the refund of approximately $188 million (Ps 2,111 million) of value added tax ("VAT") paid in connection with the Acquisition (see Note 1).

      On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM's right to receive a value added tax refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.

      On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection ("amparo") against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that

         TFM had the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 3, 2003 the Mexican Tax Attorney of the Federal Government (Procuraduria Fiscal de la Federacion) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court's ruling remains in place.

      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million, or approximately $188 million as of December 31, 2003. TFM will continue seeking for the additional amounts representing the effect of inflation and interest on the original claim amount.

            RECENT EVENTS

      On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administracion Tributaria" or "SAT") issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means.

      In the preliminary summation finding, the SAT noted that the Company,"... wrongfully declared a VAT receivable for Ps2,111 million, which in the Company's opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal..." and as a result, the VAT cannot be credited. TFM has not made any reserve for this purported claim as it believes that it has not merits and as of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

            B)    THE MEXICAN GOVERNMENT PUT

      In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comision Nacional Bancaria y de Valores- "CNBV", with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.

      Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores- "BMV", at the initial offering prices plus respective interest".

      The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

            a.    Register the TFM shares with the BMV;

            b.    Receive the approval of the CNBV to exercise the put;

            c. Request that TFM provide all information necessary to place the Government's equity stake in the equity markets; and

            d. Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.

      When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government; and consequently, the Company believes that the put is still outstanding until the above conditions and the VAT claim will be completed and on such date the term of 81 months starts, in accordance with the agreement dated June 9, 1997.

      The price of the Government's interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing Ps5,264 million, or approximately $469.4 million). The estimated fair market value of the Government's interest as of December 31, 2003 was $475.6 million. If the Government's put rights were properly exercised and the transaction was consummated, purchase accounting would apply and goodwill may be recognized for the excess, if any, of the purchase price over the fair value of the net assets acquired.

      Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government's shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government's TFM shares would be made through the SAT.

      Grupo TFM requested that a federal court review the SCT's communications with respect to the Government's put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government's put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).

      However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM's obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

      In the event that Grupo TFM does not purchase the Government's put, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government's interest. Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government's interest to require the other party to purchase its pro rata portion of such interest.

            C) FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX") DISPUTES

      TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the SCT.

      In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the "amparo" proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new "amparo" proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

      TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

      In March 2002, the SCT issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this "amparo" proceeding as well as on the main procedure regarding TFM's right to use the Celaya-Silao stretch of Ferromex track.

      Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

            D) DISPUTE BETWEEN GRUPO TMM AND KCS

      On April 20, 2003, Grupo TMM entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo TMM's interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS's successor corporation. In addition, Grupo TMM was to have the right to receive an additional earnout of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its "put" rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the "put" shares held by the Government. Completion of the TFM sale was subject to approval by (i) holders of Grupo TMM existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions. Subsequent to the execution of the Acquisition Agreement, KCS representatives undertook certain activities that Grupo TMM believes jeopardized the economic value to be realized by Grupo TMM and its shareholders form the sale of Grupo TFM. Grupo TMM believes these actions interfered with its ability to realize the earnout and also created the potential for serious detriment to the value of the KCS shares Grupo TMM was to receive in the transaction.

      On August 18, 2003, Grupo TMM's shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM's Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement. Grupo TMM sent a notice of termination of the Acquisition Agreement to KCS that day.

      KCS has disputed Grupo TMM rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties have submitted these disputes to binding arbitration. An arbitration panel has been chosen in accordance with the terms of the Acquisition Agreement. KCS has obtained a preliminary injunction for the Delaware Chancery Court enjoining Grupo TMM from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was properly terminated.

      On December 8, 2003, Grupo TMM and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issued of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement for the other disputed issues between the parties. On February 2, 3 and 4, 2004 a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. Grupo TMM maintained that they properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004, Grupo TMM and KCS filed post-hearing briefs with the panel. Grupo TMM is currently awaiting a ruling from the panel on the issue of whether Grupo TMM's termination was proper, which ruling is expected from the panel in April 2004. Once the panel issues its ruling, the parties will agree to a schedule to resolve the other remaining issues.

      In March 2003, Grupo TMM announced that the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo TMM's shareholders in its vote on August 18, 2003, did not authorized Grupo TMM to terminate the Agreement. Accordingly, the three-member panel indicated the Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM's shareholders is a "condition" of the Agreement.

      Grupo TMM continues to believe that any transaction cannot occur without approval of the Company's shareholders, and the panel's decision did not reach a conclusion on that issue. The arbitration process will continue, and Grupo TMM will review the interim reward with its counsel and analyze the alternatives available to it in this process.

            E) OTHER LEGAL DISPUTES INVOLVING KCS

         Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such boards meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM's November 24, 2003 shareholders' meeting. The Company believes that KCS's claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on TFM.

            F) OTHER LEGAL PROCEEDINGS

         - The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company's Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or liquidity.

         - The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

         - In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

         - The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM's 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.

NOTE 12 - RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

      The Company's combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders' equity.

      a.    RECONCILIATION OF NET INCOME:


                                                                              YEAR ENDED DECEMBER 31,
                                                  REFERENCE TO   -------------------------------------------------
                                                   SUBNOTE d.         2001             2002               2003
                                                  ------------   -------------    -------------      -------------
Net income (loss) under IFRS................                     $      81,749    ($      7,988)     ($     48,939)
Deferred income tax (expense) benefit.......           i                (6,679)         121,738             84,379
Deferred employees' statutory profit
 sharing (expense) benefit..................           i                (2,623)          25,792             11,528
Deferred charges............................           ii                 (933)             702
Amortization of deferred charges............           ii                                                       34
Depreciation................................           iii                                 (459)              (612)
Effect of U.S. GAAP adjustments on minority
 interest...................................                             2,047          (29,601)           (19,076)
                                                                 -------------    -------------      -------------
Net income under U.S. GAAP                                       $      73,561     $    110,184       $     27,314
                                                                 =============    =============      =============

      b.    RECONCILIATION OF STOCKHOLDERS' EQUITY:

                                                                                            DECEMBER 31,
                                                                  REFERENCE TO    -------------------------------
                                                                   SUBNOTE d.          2002            2003
                                                                 -------------    --------------   --------------
Stockholders' equity under IFRS...............................                    $      712,344   $      663,405
Deferred income tax...........................................        i                   33,406          117,785
Deferred employees' statutory profit sharing..................        i                   38,693           50,221
Deferred charges..............................................        ii                    (231)            (197)
Depreciation..................................................        iii                   (459)          (1,071)
Effect on purchase of subsidiary shares.......................        iii                 16,447           16,447
Effect of U.S. GAAP adjustments on minority interest..........                           (14,328)         (33,404)
                                                                                  --------------   --------------
Stockholders' equity under U.S. GAAP..........................                    $      785,872   $      813,186
                                                                                  ==============   ==============

      c.    ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP:

                                                                 REFERENCE TO                DECEMBER 31,
                                                                   SUBNOTE d.     -------------------------------
                                                                                       2002             2003
                                                                 -------------    --------------   --------------
Balance at beginning of the year..............................                    $      915,341   $      785,872
Effect on purchase of subsidiary shares.......................       iii                 (34,749)
Treasury shares...............................................                          (204,904)
Net income....................................................                           110,184           27,314
                                                                                  --------------   --------------
Balance at end of the year....................................                    $      785,872   $      813,186
                                                                                  ==============   ==============

      d.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP:

            i.    Deferred income tax and employees' statutory profit sharing

      The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.

      The differences in the net deferred income tax and employees' statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2002 and 2003 are summarized below:

                                                            DEFERRED INCOME                  DEFERRED PROFIT
                                                               TAX ASSETS                     SHARING ASSETS
                                                     ----------------------------      ---------------------------
                                                        2002             2003             2002            2003
                                                    ------------     ------------     ------------    ------------
Amounts recorded under IFRS....................      $   100,972      $    78,845      $         -     $         -
Amount determined under U.S. GAAP..............          134,378          196,630           38,693          50,221
                                                    ------------     ------------     ------------    ------------
Net difference.................................     ($    33,406)    ($   117,785)    ($    38,693)   ($    50,221)
                                                    ============     ============     ============    ============

      Under U.S. GAAP, employees' profit sharing would be considered as operating expense.

            ii.   Deferred charges

      During 2001, the Company incurred in certain financing costs paid to third parties which were capitalized under IFRS amounting to $933. Under U.S. GAAP, it is required that these costs are expensed as incurred.

      Additionally during 2002, the Company incurred in certain expenses related with the 180,000 senior notes as mentioned in Note 5. Under U.S. GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes. The amortization for the year ended December 31, 2003 was $34.

            iii.  Mexrail transaction

      As more fully described in Note 1, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS's investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, both allocated in fixed assets. During the year ended December 31, 2003 the depreciation was $612 ($459 for 2002). The portion sold by Grupo TMM to TFM (51%) amounting to $21.4 million would be accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM. Thus, the effect of the latter affected stockholders' equity by $16.4 million (80%) and minority interest by $4.1 million.

            iv.   Earnings per share

      The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 10,063,570; 9,011,069 and 7,585,100,
respectively. The net income per share (basic and diluted) under U.S. GAAP was $7.31 in 2001, $12.23 in 2002 and $3.60 in 2003.

            v.    Intangible assets and long-lived assets

      In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows. Under both methods, there is no impairment of intangible assets and long-lived assets.

            vi.   Deferred financing costs

      For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

            vii. Effect of recently issued accounting standards as they relate to the Company

      In April 2003, SFAS No. 149 Amendments to SFAS No. 133 ("SFAS No. 133") on "Derivative Instruments and Hedging Activities" was issued and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS No. 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging.

      In May 2003, Statement of Financial Accounting Standard No. 150 ("SFAS 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 improves the accounting for certain free standing financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that certain instruments be classified as liabilities in the statements of financial position. With the exception of the deferral of the provisions related to mandatorily redeemable non controlling interests, SFAS No. 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable at the beginning of the first interim period after June 15, 2003.

         In January 2003, FIN 46 "Consolidations of Variable Interest Entities" ("FIN 46"), was issued and clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities ("SPEs") created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003 (i. e., as of December 31, 2003 for an entity with a calendar year-end). If a public company applies FIN 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46, and should continue doing so unless they elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to early adopt FIN 46-R, public companies would be required apply FIN 46-R to these post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

      The Company is currently evaluating the impact, if any, that the adoption of the above mentioned standards may have on the combined and consolidated financial statements.

      e.    CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS AND INCOME
            STATEMENTS:

      The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP.

                                                                                         CONDENSED COMBINED AND
                                                                                       CONSOLIDATED BALANCE SHEETS
                                                                                               DECEMBER 31,
                                                                                               ------------
                                                                                          2002             2003
                                                                                     -------------    -------------
Total current assets.............................................................    $     265,250    $     225,742
Long-term account receivable.....................................................            1,388            1,350
Concession rights and related assets - Net.......................................        1,215,487        1,174,217
Property, machinery and equipment - Net..........................................          638,716          660,294
Deferred income taxes and employees' statutory profit sharing....................          163,822          238,474
Other non-current assets.........................................................           41,850           37,447
                                                                                     -------------    -------------
     Total assets................................................................    $   2,326,513    $   2,337,524
                                                                                     =============    =============
Total short-term liabilities.....................................................    $     147,295    $     362,689
Total long-term liabilities......................................................        1,045,287          806,660
                                                                                     -------------    -------------
     Total liabilities...........................................................        1,192,582        1,169,349
                                                                                     -------------    -------------
Minority interest................................................................          348,059          354,989
                                                                                     -------------    -------------
Capital stock....................................................................          807,008          807,008
Treasury Shares..................................................................         (204,904)        (204,904)
Effect on purchase of subsidiary shares..........................................          (17,115)         (17,115)
Retained earnings................................................................          200,883          228,197
                                                                                     -------------    -------------
     Total stockholders' equity..................................................          785,872          813,186
                                                                                     -------------    -------------
     Total liabilities and stockholders' equity..................................    $   2,326,513    $   2,337,524
                                                                                     =============    =============

                                                                                CONDENSED COMBINED AND CONSOLIDATED
                                                                                       STATEMENTS OF INCOME
                                                                                     YEARS ENDED DECEMBER 31,
                                                                           -------------------------------------------
                                                                                2001           2002            2003
                                                                           ------------    ------------   ------------
Transportation revenues...............................................     $    720,627    $    712,140   $    698,528
Cost and expenses.....................................................          521,115         541,254        558,481
                                                                           ------------    ------------   ------------
Income on transportation .............................................          199,512         170,886        140,047
Other expenses - Net..................................................          (17,587)        (11,721)       (32,473)
                                                                           ------------    ------------   ------------
Operating income......................................................          181,925         159,165        107,574
Net financing cost....................................................          (80,649)       (113,226)      (124,827)
                                                                           ------------    ------------   ------------
Income (loss) before provision for
   deferred income taxes and minority interest........................          101,276          45,939        (17,253)
Current income tax....................................................              (79)                       (10,763)
Deferred income tax (expense) benefit.................................           (9,252)         91,505         62,252
Minority interest.....................................................          (18,384)        (27,260)        (6,922)
                                                                           ------------    ------------   ------------
Net income for the year...............................................     $     73,561    $    110,184   $     27,314
                                                                           ============    ============   ============

NOTE  13 - SUBSEQUENT EVENTS:

      DISPUTE BETWEEN GRUPO TMM AND KCS

      On April 4, 2004, the panel issued an order, which was stipulated to by KCS and Grupo TMM, and which provided that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "each party reserves the right to request a scheduling order for a further hearing at any time".

      On April 7, 2004, Grupo TMM and KCS have agreed not to move immediately into the next phase of arbitration, following the March 19, 2004 Interim Award of the AAA International Center for Dispute Resolution Arbitration Panel, which found that the Acquisition Agreement remains in force and is binding on KCS and Grupo TMM unless otherwise terminated according to its terms or by law. Both companies have reserved the right to proceed with the next phase of arbitration at any time. In a stipulation signed by Grupo TMM and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement signed April 20, 2003.

      There are no further proceedings currently scheduled before the arbitrators, although KCS has indicated that it intends to submit a claim for its fees and expenses in connection with the hearings in February. Under an agreement between the parties, each side remains free to seek to recommence proceedings at any time. No damage claims have been particularized, and no hearings set in connection with any damage claims. The Company cannot say when, if ever, any such claims will be presented to the arbitrators.

      OTHER LEGAL PROCEEDINGS

      In 2004, KCS has initiated judicial proceeding against Grupo TMM, TMM Multimodal, and Grupo TFM seeking the nullification of the call option agreement dated December 31, 2001 and the corresponding amendments celebrated between the Bank of New York and TMM Multimodal, as well as the payment of the fees and expenses in connection with the celebration of these agreements. The call option agreement refers to the acquisition of Grupo TFM shares owned by TMM Multimodal in case of failure of Grupo TMM to comply with certain covenants regarding its obligations for sale of receivables agreements.

      AMENDMENT TO TFM'S TERM LOAN FACILITY AND REFINANCING OF TFM'S COMMERCIAL PAPER PROGRAM

      On June 24, 2004, in order to refinance its commercial paper program, TFM entered into an amendment to its term loan facility which was established on September 17, 2002. The amendment increased the amount of the term loan facility to $186.4 million, the proceeds of which will be used to repay amounts outstanding under TFM's commercial paper program. Under the amended term loan facility, Dollar-denominated commitments bear interest at a floating rate based on an adjusted Eurodollar rate plus an applicable Eurodollar margin. Certain lenders may elect to extend Peso-denominated commitments which bear interest at a floating rate based on the Tasa de Interes Interbancaria de Equilibrio published by Banco de Mexico plus an applicable Peso margin. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

      Amounts outstanding under the amended term loan facility are payable in semi-annual installments beginning in September 2004 and ending in September 2006. Certain lenders may elect to make their respective portion of the loan payable in semi-annual installments beginning in September 2004 and ending in September 2005. TFM may voluntarily prepay the loan under the amended term loan facility without penalty provided it gives five business days' notice, subject to a minimum payment threshold. TFM is required to prepay the loan using excess cash flow or if it receives certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Purchase-Sale Agreements dated January 31, 1997 and June 9, 1997.

      The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on assets sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios.

                                  EXHIBIT INDEX

1.1 Corporate by-laws (Estatutos Sociales) of TFM, together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-8322).

1.2 Corporate by-laws (Estatutos Sociales) of Grupo TFM, together with an English translation (incorporated herein by reference to Exhibit 3.2 of our Registration Statement on Form F-4, File No. 333-8322).

2.1 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322).

2.2 First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 2.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

2.3 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-8322).

2.4 First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 2.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

2.5 Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM's 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-102222).

2.6 Specimen Global Note representing the Senior Notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322).

2.7 Specimen Global Note representing the Senior Discount Debentures (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-8322).

2.8 Specimen Global Note representing the Senior Notes due 2012 exchange notes (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222).

2.9 Purchase Agreement, dated as of June 6, 2002, between TFM and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 10.16 of TFM's Registration Statement on Form F-4, File No. 333-102222).

4.1 Concession title granted by the Secretaria de Comunicaciones y Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V. ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322).

4.2 Amendment dated February 12, 2001 of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

4.3 Credit Agreement, dated as of September 19, 2000 among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit 4.3 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

4.4 Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

4.5 Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.5 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

4.6 Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-4, File No. 333-102222).

4.7 First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 4.7 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

4.8 Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-102222).

4.9 First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 4.9 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

4.10 Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-8322).

4.11 Amendment, dated as of April 30, 2002, to the TMM Management Services Agreement (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2002).

4.12 Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-4, File No. 333-8322).

4.13 Amendment, dated as of April 30, 2002, to the KCS Management Services Agreement (incorporated herein by reference to Exhibit 10.15 of our Registration Statement on Form F-4, File No. 333-102222).

4.14 Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322).

4.15 Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322).

4.16 Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322).

4.17 English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222).

4.18 Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City Southern Railway Company, Kansas City Southern Industries, Inc. and TFM, S.A. de C.V. (incorporated herein by reference to Exhibit
      4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
      2001).

4.19 Stock Purchase Agreement, dated as of April 15, 2003, by and among Kansas City Southern, Grupo TMM and TFM (incorporated herein by reference to
      Exhibit 10.26 of Grupo TMM's Registration Statement on Form F-4, Registration No. 333-112242).

 8.1* List of subsidiaries of TFM.

11.1* English translation of TFM's Code of Ethics.

12.1* Certification of Chief Executive Officer of TFM and Grupo TFM.

12.2* Certification of Chief Financial Officer of TFM and Grupo TFM.

13.1* Certification of Chief Executive Officer and Chief Financial Officer of
      TFM and Grupo TFM, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.